Exhibit 99.1

ANNUAL INFORMATION FORM

For the year ended December 31, 2015

Date: March 30, 2016

PRELIMINARY NOTES

Date of Information

Unless otherwise indicated, all information contained in this Annual Information Form (“AIF”) of First Majestic Silver Corp. (“First Majestic” or the “Company”) is as of December 31, 2015.

Financial Information

The Company’s financial results are prepared and reported in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and is presented in United States dollars.

Forward-looking Information

Certain statements contained in this AIF constitute forward-looking information or forward-looking statements under applicable securities laws (collectively, “forward-looking statements”). These statements relate to future events or the Company’s future performance, business prospects or opportunities. Forward-looking statements include, but are not limited to: statements with respect to the Company’s business strategy, future planning processes, commercial mining operations, anticipated mineral recoveries, projected quantities of future mineral production, interpretation of drill results and other technical data, anticipated development, expansion, exploration activities and production rates and mine plans and mine life, the estimated cost and timing of plant improvements at the Company’s operating mines and development of the Company’s development projects, the timing of completion of exploration programs and preparation of technical reports, viability of the Company’s projects, anticipated reclamation and decommissioning activities, conversion of mineral resources to proven and probable mineral reserves, potential metal recovery rates, analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable, statements with respect to the Company’s future financial position including operating efficiencies, cash flow, capital budgets, costs and expenditures, allocation of capital, the Company’s share price, and statements with respect to the recovery of value added tax receivables, the Company’s plans with respect to enforcement of certain judgments in favour of the Company and the likelihood of collection under those judgments, development of the Company’s Social Management Plan, the Company’s ability to comply with future legislation or regulations, future market conditions, future staffing levels and needs, assessment of future opportunities of the Company, future payments of dividends by the Company and assumptions of management. All statements other than statements of historical fact may be forward-looking statements. Statements concerning proven and probable mineral reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered as and if the property is developed, and in the case of mineral resources or proven and probable mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward-looking statements”.

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Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These forward-looking statements involve risks and uncertainties relating to, among other things, global economic conditions, changes in commodity prices and, particularly, silver prices, changes in exchange rates, access to skilled mining development and mill production personnel, labour relations, costs of labour, relations with local communities and aboriginal groups, results of exploration and development activities, accuracy of resource estimates, uninsured risks, defects in title, availability and costs of materials and equipment, inability to meet future financing needs on acceptable terms, changes in national or local governments, changes in applicable legislation or application thereof, timeliness of government approvals, actual performance of facilities, equipment, and processes relative to specifications and expectations and unanticipated environmental impacts on operations. Additional factors that could cause actual results to differ materially include, but are not limited to, the risk factors described herein. See “Risk Factors”.

The Company believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this AIF should not be unduly relied upon. These statements speak only as of the date of this AIF or as of the date specified in the documents incorporated by reference into this AIF, as the case may be. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws. Actual results may differ materially from those expressed or implied by such forward-looking statements.

Cautionary Notes to U.S. Investors Concerning Reserve and Resource Estimates

This AIF has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. All mining terms used herein but not otherwise defined have the meanings set forth in National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”). The definitions of Proven and Probable Reserves (“Mineral Reserves” or “Reserves”) used in NI 43-101 differ from the definitions in the Industry Guide 7. Under SEC Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three year history average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in certain specific cases. Additionally, disclosure of “contained ounces” in a resource is permitted disclosure under Canadian securities laws, however the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measurements.

Accordingly, information contained in this AIF containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.

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Currency and Exchange Rate Information

The Company uses the US dollar as its presentation currency. This AIF contains references to both U.S. dollars and Canadian dollars. All dollar amounts (i.e. “$” or “US$”), unless otherwise indicated, are expressed in U.S. dollars and Canadian dollars are referred to as “C$”.

On March 29, 2016, the exchange rate of Canadian dollars into US dollars, being the noon exchange rate published by the Bank of Canada was US$1.00 equals C$1.3154.

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CORPORATE STRUCTURE

Name, Address and Incorporation

First Majestic is the continuing corporation of “Brandy Resources Inc.” which was incorporated pursuant to the Company Act (British Columbia) (the predecessor legislation of the Business Corporations Act (British Columbia) on September 26, 1979.

On September 5, 1984, the Company changed its name to Vital Pacific Resources Ltd. and consolidated its share capital on a two for one basis.

On May 26, 1987 the Company continued out of British Columbia and was continued as a federal company pursuant to the Canada Business Corporations Act.

On August 21, 1998, the Company continued out of Canada and was continued into the jurisdiction of the Commonwealth of the Bahamas under the Companies Act (Bahamas).

On January 2, 2002, the Company continued out of the Commonwealth of the Bahamas and was continued to the Yukon Territory pursuant to the Business Corporations Act (Yukon). Concurrently with this continuation, the Company consolidated its share capital on a 10 for one basis.

On January 17, 2005, the Company continued out of the Yukon Territory and was continued to British Columbia pursuant to the Business Corporations Act (British Columbia).

Since incorporation, First Majestic has undergone three name changes. The last name change occurred on November 22, 2006, when the Company adopted its current name.

The Company’s head office is located at Suite 1805 – 925 W. Georgia Street, Vancouver, British Columbia, Canada, V6C 3L2 and its registered office is located at 2600 – 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1.

The Company is a reporting issuer in each of the provinces of Canada.

Intercorporate Relationships

The chart set out below illustrates the corporate structure of the Company and its material subsidiaries, their respective jurisdictions of incorporation, the percentage of voting securities held and their respective interests in various mineral projects and mining properties.

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GENERAL DEVELOPMENT OF THE BUSINESS

History

Since inception in 2003, First Majestic has been in the business of acquiring, exploring and developing silver properties and producing silver from its mines and mineral properties located in México.

In the past 10 years, the Company has been aggregating a portfolio of silver mines, properties and projects which consists of six producing mines which it owns and operates in México, two advanced-stage development silver projects as well as a number of exploration projects. The mines and material properties are as follows:

Producing Silver Mines	Location	Acquired
La Parrilla Silver Mine	Durango State, México	January 2004
San Martín Silver Mine	Jalisco State, México	May 2006 to September 2006
La Encantada Silver Mine	Coahuila State, México	November 2006 to March 2007
Del Toro Silver Mine	Zacatecas State, México	March 2004 to August 2005
La Guitarra Silver Mine	México State, México	July 2012
Santa Elena Silver / Gold Mine	Sonora State, México	October 2015

Development Projects	Location	Acquired
La Luz Silver Project	San Luis Potosi State, México	November 2009
Plomosas Silver Project	Sinaloa State, México	July 2012

Since inception in 2003 until the date of this AIF, the Company has completed eight financings consisting of five private placements and three public offerings. The Company has also completed four public market acquisitions, has issued and outstanding a total of 155,588,238 common shares, and has raised and/or issued total capital of $557.4 million.

Most Recent Three Years

2013

On January 23, 2013, the Company’s Del Toro Silver Mine located in the State of Zacatecas, México achieved initial silver production. Commercialization, being the stage at which a development capital project achieves a normal level of production, for the 1,000 tonnes per day (“tpd”) flotation circuit was achieved on April 1, 2013. An expansion included the addition of a 1,000 tpd cyanidation circuit at Del Toro allowing for the production of silver doré bars. Commissioning of the cyanidation circuit commenced on October 20, 2013 and initial production of silver doré bars began on November 20, 2013. Additional capital was invested and modifications were completed in 2014 to increase the mill capacity at Del Toro to 4,000 tpd consisting of a dual-circuit processing plant consisting of a 2,000 tpd flotation circuit and a 2,000 tpd cyanidation circuit. The cyanidation circuit has been placed in care and maintenance since 2014 due to lack of economical oxide ore reserves.

In March 2013, the board of directors approved a share repurchase program (the “Share Repurchase Program”) pursuant to a normal course issuer bid in the open market through the facilities of the Toronto Stock Exchange (the “TSX”) or alternative Canadian market places over the ensuing 12 months. During the year ended December 31, 2013, the Company repurchased and cancelled 215,000 common shares in its capital for a total consideration of $2.4 million.

The expansion that commenced at the La Guitarra Silver Mine in November 2012 was completed in May 2013. The processing plant's capacity increased by 40% to 500 tpd from 350 tpd and commercial production reached 500 tpd in May 2013. The construction of the new circuit, including the installation of a new ball mill and new flotation cells, was completed on budget and has been operating since April 24, 2013.

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2014

The Share Repurchase Program was renewed in March 2014. The Company repurchased and cancelled 140,000 shares in its capital under the Share Repurchase Program for a total consideration of $1.0 million during the year ended December 31, 2014.

In April 2014, the Company entered into a $30 million forward sale contract with Bank of America Merrill Lynch (“BAML”) for 15,911.3 metric tonnes (“MT”) of lead at a fixed price of $0.945 per pound ($2,083/MT) (the “BAML Facility”) in order to fund the Company's continuing expansion plans, and for general working capital. The BAML Facility had a three year term from April 2014 to September 2017, with a six-month repayment holiday from April 2014 to September 2014. The amount of lead the Company was obliged to sell under the BAML Facility represented approximately 35% of the Company's total estimated future lead production over this period. Annual interest was payable under the BAML Facility at a rate equal to the one year LIBOR rate plus 3.5%.

A mill expansion at the San Martín Silver Mine was completed during the second quarter of 2014. The expansion included the installation of a new and larger 9.5’ x 12’ ball mill to replace the older 8.5’ x 12’ ball mill and production capacity increased from 900 tpd to 1,300 tpd.

On July 1, 2014, First Majestic spun-out its wholly-owned subsidiary, Minera Terra Plata, S.A. de C.V. (“Terra Plata”), to Sundance Minerals Ltd. (“Sundance”, now known as First Mining Finance Corp. (“First Mining”)), a private company focused on precious metal located in the Americas, in exchange for the issuance by Sundance of 14,509,279 common shares in its capital to First Majestic, which was equal to approximately 35% of the outstanding shares of Sundance at that time (the “Terra Plata Transaction”). At the time of the spin out, Terra Plata owned a 100% interest in a number of grass roots exploration projects which include the Peñasco Quemado Project, the La Frazada Project and the Los Lobos Project, each of which were properties acquired by First Majestic acquired through its acquisition of Silvermex Resources Inc. in July of 2012.

On March 30, 2015, Albion Petroleum Ltd., a capital pool company listed on the TSX Venture Exchange (the “TSXV”), acquired Sundance by the issuance of common shares in its capital to Sundance shareholders (including the Company) by way of a plan of arrangement under the Business Corporations Act (British Columbia) and changed its name to First Mining Finance Corp. (“First Mining”). First Mining is currently listed on the TSXV under the symbol “FF”. First Majestic’s current holdings represent less than 5% of First Mining’s issued and outstanding common shares.

The Company’s common shares were authorized for listing on the Bolsa Mexicana de Valores (the Mexican Stock Exchange) (“BMV”) and its shares began trading on August 25, 2014 under the trading symbol "AG".

2015

The Share Repurchase Program was renewed for a second time in March 2015.

On April 22, 2015, the Company closed a bought deal private placement, led by BMO Capital Markets pursuant to which the Company issued an aggregate of 4,620,000 of its common shares at a price of C$6.50 per common share for gross proceeds of C$30,030,000 (the “BMO Offering”). The net proceeds of the BMO Offering are being used for general working capital including the ramp development at the La Guitarra Silver Mine from the Coloso mine to the Nazareno area.

On October 1, 2015, the Company completed the acquisition, pursuant to a plan of arrangement (the “SilverCrest Arrangement”), of all the issued and outstanding shares of SilverCrest Mines Inc. (“SilverCrest”), a publicly traded company listed on the TSX whose primary asset was the Santa Elena Silver / Gold Mine located in Sonora State, México. Shareholders of SilverCrest received 0.2769 common shares in the capital of First Majestic and C$0.0001 for each share of SilverCrest held. In addition, shareholders of SilverCrest received 0.1667 shares in the capital of a newly formed company named SilverCrest Metals Inc., which received certain exploration assets previously held by First Majestic.

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2016 to date

On February 8, 2016, the Company entered into an agreement with The Bank of Nova Scotia and Investec Bank PLC for a senior secured credit facility (the “BNS Facility”) consisting of a $25 million revolving credit line and a $35 million term loan. The credit facilities are guaranteed by certain subsidiaries of the Company are also secured by a first priority charge against the assets of the Company, and a first priority pledge of shares of the Company’s subsidiaries. The term loan will be repayable in 11 equal quarterly instalments of $3.182 million in principal plus related interest, with the first such instalment due in August 2016. The revolving credit line will be repayable in a bullet payment at maturity, on February 8, 2019.

An amount of $31.5 million of the proceeds of the term loan was used to payout and terminate the previous BAML Facility, while the remaining $3.5 million thereunder was used for general corporate purposes. A portion of the $25 million revolving credit line was used to payout and terminate a $15 million revolving credit facility assumed by the Company in connection with the SilverCrest Arrangement (the “SilverCrest Credit Line”).

The BNS Facility includes financial covenants requiring First Majestic to maintain the following (to be tested quarterly on a consolidated basis): (a) a leverage ratio based on total debt to rolling 4 quarters adjusted EBITDA less 50% of sustaining capital expenditures of not more than 3.00 to 1.00; (b) an interest coverage ratio, based on rolling 4 quarters adjusted EBITDA divided by interest payments, of not less than 4.00:1.00; and (c) tangible net worth of not less than $436.0 million plus 80% of its positive earnings subsequent to December 31, 2015. The BNS Facility also provides for negative covenants customary for these types of facilities and allows the Company to enter into capital leases up to $30 million.

The Share Repurchase Program was renewed for a third time in March 2016. Pursuant to the renewed Share Repurchase, the Company may repurchase up to 7,783,799 common shares of the Company, which amount represented 5% of the 155,675,982 issued and outstanding shares of the Company as of March 10, 2016.

DESCRIPTION OF BUSINESS

General

The Company is in the business of the production, development, exploration and acquisition of mineral properties with a focus on silver production in México. The common shares of the Company trade on the TSX under the symbol “FR”, on the New York Stock Exchange under the symbol “AG” and on the BMV under the symbol “AG”. The Company’s common shares are also quoted on the Frankfurt Stock Exchange under the symbol “FMV”.

The Company owns and operates six producing mines in México:

1.	the La Encantada Silver Mine in Coahuila State (“La Encantada Silver Mine” or “La Encantada”);
2.	the La Parrilla Silver Mine in Durango State (“La Parrilla Silver Mine” or “La Parrilla”);
3.	the San Martín Silver Mine in Jalisco State (“San Martin Silver Mine” or “San Martin”);
4.	the La Guitarra Silver Mine in México State (“La Guitarra Silver Mine” or “La Guitarra”);
5.	the Del Toro Silver Mine in Zacatecas State (“Del Toro Silver Mine” or “Del Toro”); and
6.	the Santa Elena Silver / Gold Mine in Sonora State (“Santa Elena Silver Mine” or “Santa Elena”).

The Company also owns three advanced-stage silver development projects in México, being the Plomosas Silver Project in Sinaloa State, the La Luz Silver Project in San Luis Potosi State and La Joya Silver Project in Durango State, as well as a number of exploration projects in México. As such, the Company’s business is dependent on foreign operations in México.

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The Company’s business is not materially affected by intangibles such as licences, patents and trademarks, nor is it significantly affected by seasonal changes other than seasonal weather. The Company is not aware of any aspect of its business which may be affected in the current financial year by renegotiation or termination of contracts.

At December 31, 2015, the Company had 22 employees based in its Vancouver corporate office, 160 employees in its Durango offices, three employees in its México City office, four employees in Switzerland, two employees in the Netherlands and approximately 3,389 employees, contractors and other personnel in various mining locations in México. Additional consultants are also retained from time to time for specific corporate activities, development and exploration programs.

Principal Markets for Silver

Silver is a precious metal that is desirable as jewellery and for investment purposes; it is also an important industrial commodity. Silver has a unique combination of characteristics including: durability, malleability, ductility, conductivity, reflectivity and anti-bacterial properties, which makes it valuable in numerous industrial applications including circuit boards, electrical wiring, semi & superconductors, brazing and soldering, mirror and window coatings, electroplating, chemical catalysts, pharmaceuticals, filtration systems, solar panels, batteries, televisions, household appliances, automobiles and a wide variety of other electronic products.

Silver as a global commodity is predominantly traded on the London Bullion Market (“LBM”), an over-the-counter silver market and the COMEX, a futures and options exchange in New York where most fund activity in relation to silver is focused. The LBM is the global hub of over-the-counter trading in silver and is the metal’s main physical market. Here, a bidding process results in a daily reference price fixed by three global banks known as the fix. Silver is quoted in US dollars per troy ounce. The Company assigns silver from its doré sales to one of these three global banks; whereas, for concentrate sales, these prices are fixed by a contract with one of the smelter contracts. Smelter contracts are established with an annual tendering process.

Silver can be supplied as a primary product from mining silver, or as a by-product from the mining of gold or base metals. The Company is a primary silver producer with approximately 70% of its revenue in 2015 and 78% of its revenue in 2014 coming from the sale of silver. The major producers of gold, for example Barrick Gold Corporation or Goldcorp Inc., also produce a large amount of silver. The market for primary silver producers is a relatively small market with a significant number of small suppliers producing less than three million ounces each year, some moderate size producers producing between five and ten million ounces each year and only a few producers producing more than ten million ounces each year. In 2013, First Majestic achieved senior producer status by exceeding the production threshold of 10 million ounces of pure silver. Other producers in the senior category include Pan American Silver Corp., Coeur Mining Inc. and Fresnillo plc.

The Company also maintains an e-commerce website from which it sells less than 1% of its silver production directly to retail buyers (business to consumer) over the internet. See “Product Marketing and Sales”.

Risk Factors

Investment in securities of the Company should be considered a speculative investment due to the high-risk nature of the Company’s business which is the acquisition, financing, exploration, development and operation of mining properties, and investors should carefully consider all of the information disclosed in this AIF prior to making an investment in the Company. While First Majestic engages in certain risk management practices, there can be no assurance that such measures will limit the occurrence of events that may negatively impact the Company as many factors are beyond the control of the Company. In addition to the other information presented in this AIF, the risk factors that follow should be given special consideration when evaluating an investment in the Company’s securities.

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Operational Risks

Uncertainty in the Calculation of Mineral Reserves, Resources and Silver Recovery

There is a degree of uncertainty attributable to the calculation of Mineral Reserves and Mineral Resources (as defined in NI 43-101). Until Mineral Reserves or Mineral Resources are actually mined, extracted and processed, the quantity of minerals and their grades must be considered estimates only. In addition, the quantity of Mineral Reserves and Mineral Resources may vary depending on, among other things, applicable metal prices. Any material change in the quantity of Mineral Reserves, Mineral Resources, grade or mining widths may affect the economic viability of some or all of First Majestic’s mineral properties. Mineral Reserves on the Company’s properties have been calculated on the basis of economic factors at the time of calculation; variations in such factors may have an impact on the amount of the Company’s Mineral Reserves. In addition, there can be no assurance that silver recoveries or other metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production, or that the existing known and experienced recoveries will continue.

Inaccuracies in Production and Cost Estimates

The Company prepares estimates of future production and future production costs for particular operations. No assurance can be given that production and cost estimates will be achieved. These production and cost estimates are based on, among other things, the following factors: the accuracy of Mineral Reserve estimates; the accuracy of assumptions regarding ground conditions and physical characteristics of ores, such as hardness and presence or absence of particular metallurgical characteristics; equipment and mechanical availability; labour; and the accuracy of estimated rates and costs of mining and processing, including the cost of human and physical resources required to carry out the Company’s activities. Failure to achieve production or cost estimates, or increases in costs, could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

Actual production and costs may vary from estimates for a variety of reasons, including actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to the Mineral Reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades; and risks and hazards associated with mining described under “Operating Hazards and Risks” in this section of the AIF. In addition, there can be no assurance that silver recoveries or other metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production, or that the existing known and experienced recoveries will continue. Costs of production may also be affected by a variety of factors, including: dilution, widths, ore grade and metallurgy, labour costs, costs of supplies and services (such as, for example, fuel and power), general inflationary pressures and currency exchange rates. Failure to achieve production estimates could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

Future Exploration and Development Activities

The Company has projects at various stages of development and there are inherent risks in the development, construction and permitting of all new mining projects. Exploration and development of mineral properties involves significant financial risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish economic reserves by drilling, constructing mining and processing facilities at a site, developing metallurgical processes and extracting precious metals from ore. The Company cannot ensure that its current exploration and development programs will result in profitable commercial mining operations. Also, substantial expenses may be incurred on exploration projects which are subsequently abandoned due to poor exploration results or the inability to define resources which can be developed and mined economically.

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The economic feasibility of development projects is reliant upon many factors, including the accuracy of Mineral Reserve and Resource estimates, metal recoveries, capital and operating costs, government regulations relating to prices, taxes, royalties, land tenure, land use, importing, exporting, environmental protection, and metal prices, which are highly volatile. Development projects are also subject to the successful completion of economic evaluations or feasibility studies, issuance of necessary governmental permits and availability of adequate financing. Furthermore, material changes in developing resources into economically viable Mineral Reserves can be effected by ore grades, widths and dilution or metal recoveries at any project.

Development projects have no operating history upon which to base estimates of future cash flow. Estimates of Proven and Probable Reserves, Measured and Indicated Resources (all as defined in NI 43-101), and Inferred Resources are, to a large extent, based upon detailed geological and engineering analysis. Further, Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Due to the uncertainty of Inferred Mineral Resources, there is no assurance that Inferred Mineral Resources will be upgraded to Proven or Probable Mineral Reserves as a result of continued exploration.

Need for Additional Mineral Reserves

Because mines have limited lives based primarily on Proven and Probable Mineral Reserves, the Company must continually replace and expand its Mineral Reserves as the Company’s mines produce metals. The ability of the Company to maintain or increase its annual production of metals and the Company’s future growth and productivity will be dependent in significant part on its ability to identify and acquire additional commercially mineable mineral rights, to bring new mines into production and to continue to invest in exploration and development at the Company’s existing mines or projects in order to develop resources into minable economic Mineral Reserves.

Operating Hazards and Risks

The operation and development of a mine or mineral property involves many risks which a combination of experience, knowledge and careful evaluation may not be able to overcome. These risks include:

•	major or catastrophic equipment failures;
•	mine failures and slope failures;
•	deleterious elements materializing in the mined resources;
•	environmental hazards and catastrophes;
•	industrial accidents and explosions;
•	encountering unusual or unexpected geological formations;
•	changes in the cost of consumables, power costs and potential power shortages;
•	labour shortages or strikes;
•	theft, organized crime, civil disobedience and protests;
•	ground fall and underground cave-ins; and
•	natural phenomena, such as inclement or severe weather conditions, floods, droughts, rock slides and earthquakes.

These occurrences could result in environmental damage and liabilities, work stoppages and delayed production, increased production costs, damage to, or destruction of, mineral properties or production facilities, personal injury or death, asset write-downs, monetary losses and other liabilities.

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Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supplies are important determinants for capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploitation or development of the Company’s projects. If adequate infrastructure is not available in a timely manner, there can be no assurance that the exploitation or development of the Company’s projects will be commenced or completed on a timely basis, if at all; the resulting operations will achieve the anticipated production volume, or the construction costs and ongoing operating costs associated with the exploitation and/or development of the Company’s advanced projects will not be higher than anticipated. In addition, unusual weather phenomena, sabotage, terrorism, non-governmental organization (“NGO”) and governmental or other community or indigenous interference in the maintenance or provision of such infrastructure could adversely affect the Company’s business, operations and profitability.

Although metal prices declined significantly in the last five years, the relative strength of metal prices for several years preceding 2011 led to increased mining exploration, development and construction activities around the world, which in turn resulted in increased demand for, and cost of, exploration, development and construction services and equipment. Future increases in metal prices may lead to renewed increases in demand for services and equipment which could result in delays if services or equipment cannot be obtained in a timely manner due to inadequate availability and may cause delays due to the need to coordinate the availability of services or equipment, any of which could materially decrease project exploration and development and/or increase production costs and limit profits.

Governmental Regulations, Licenses and Permits

The Company’s mining, exploration and development projects are located in México and are subject to extensive laws and regulations governing various matters including, but not limited to, exploration, development, production, price controls, exports, taxes, mining royalties, environmental levies, labour standards, expropriation of property, maintenance of mining claims, land use, land claims of local people, water use, waste disposal, protection and remediation of the environment, reclamation, historic and cultural resource preservation, mine safety, occupational health, and the management and use of toxic substances and explosives, including handling, storage and transportation of hazardous substances.

Such laws and regulations may require the Company to obtain licenses and permits from various governmental authorities. Failure to comply with applicable laws and regulations, including licensing and permitting requirements, may result in civil or criminal fines, penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations, requiring corrective measures, requiring the installation of additional equipment, requiring remedial actions or imposing additional local or foreign parties as joint venture partners, any of which could result in significant expenditures or loss of income by the Company. The Company may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations, licensing requirements or permitting requirements.

The Company’s income and its mining, exploration and development projects, could be adversely affected by amendments to such laws and regulations, by future laws and regulations, by more stringent enforcement of current laws and regulations, by changes in the policies of México and Canada affecting foreign trade, investment, mining and repatriation of financial assets, by shifts in political attitudes in México and by exchange controls and currency fluctuations. The effect, if any, of these factors cannot be accurately predicted. Further, there can be no assurance that the Company will be able to obtain or maintain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects.

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The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing the Company’s mining, exploration and development activities and operations in compliance with such laws and regulations are significant. It is possible that the costs and delays associated with compliance with such laws and regulations, and new taxes, could become such that the Company would not proceed with mining, exploration and development. Moreover, it is possible that future regulatory developments, such as increasingly strict environmental protection laws, regulations and enforcement policies thereunder, and claims for damages to property and persons resulting from the Company’s mining, exploration and development projects could result in substantial costs and liabilities for the Company such that it would halt or not proceed with mining, exploration and development at one or more of its properties.

Title to Properties

The validity of mining or exploration titles or claims or rights, which constitute most of the Company’s property holdings, can be uncertain and may be contested. The Company has used its reasonable commercial efforts to investigate its title or claims to its various properties, however, no assurance can be given that applicable governments will not revoke or significantly alter the conditions of the applicable exploration and mining titles or claims and that such exploration and mining titles or claims will not be challenged or impugned by third parties. Mining laws in México are developing and changes in such laws could materially impact the Company’s rights to its various properties or interests therein.

Although the Company has obtained title opinions for certain material properties, there is no guarantee that title to such properties will not be challenged or impugned. The Company’s properties may be subject to prior unregistered liens, agreements or transfers, land claims or undetected title defects.

In México, legal rights applicable to mining concessions are different and separate from legal rights applicable to surface lands (as set out below under the heading “Local Groups and Civil Disobedience”); accordingly, title holders of mining concessions must agree with surface land owners to obtain suitable access to mining concessions and for the amount of compensation in respect of mining activities conducted on such land. If the Company is unable to agree to terms of access with the holder of surface rights with respect to a particular claim, the Company may be able to gain access through a regulatory process in México, however there is no guarantee that such process will be successful or timely or that the terms of such access will be favourable to the Company. In any such event, the Company’s returns may be adversely affected.

Local Groups and Civil Disobedience

An Ejido is a communal ownership of land recognized by the federal laws in México. Following the Mexican Revolution, beginning in 1934 as an important component of agrarian land reform, the Ejido system was introduced to distribute parcels of land to groups of farmers known as Ejidos. While mineral rights are administered by the federal government through federally issued mining concessions, in many cases, an Ejido may control surface rights over communal property through a board of directors which is headed by a President. An Ejido may sell or lease lands directly to a private entity, it also may allow individual members of the Ejido to obtain title to specific parcels of land and thus the right to rent, distribute, or sell the land. While the Company has agreements with the Ejidos that may impact its properties, some of these agreements may be subject to renegotiation from time to time. Changes to the existing agreements may have a significant impact on operations at the Company’s mines.

In the event that the Company conducts activities in areas where no agreements exist with owners which are Ejidos, the Company may face some form of protest, road blocks, or other forms of public expressions against the Company’s activities. If the Company is not able to reach an agreement for the use of the lands with the Ejido, the Company may be required to modify its operations or plans for the development of its mines.

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In October 2008, production at La Guitarra Silver Mine was, prior to its acquisition by the Company (in 2012), suspended due to an illegal roadblock, which was removed in November 2009. Operations at La Guitarra resumed in May 2010, after all required permits for operations were obtained. First Majestic believes that the roadblock was an isolated incident, but there are no assurances that there will not be further disruptions to site access in the future, which could negatively impact the long-term viability of the project.

Community Relations and License to Operate

The Company’s relationships with the communities in which it operates are critical to ensure the future success of its existing operations and the construction and development of its projects. There is an increasing level of public interest worldwide relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. Certain NGOs, some of which oppose globalization and resource development, are often vocal critics and attempt to interfere with the mining industry and its practices, including the use of cyanide and other hazardous substances in processing activities. Adverse publicity generated by such NGOs or others related to extractive industries generally, or their operations specifically, could have an adverse effect on the Company’s reputation or financial condition and may impact its relationship with the communities in which it operates. While the Company believes that it operates in a socially responsible manner, there is no guarantee that the Company’s efforts in this respect will mitigate this potential risk.

Political and Country Risk

First Majestic currently conducts mining operations solely in México, and as such the Company’s operations are exposed to various levels of political and economic risks by factors outside of the Company’s control. These potential factors include, but are not limited to: mining royalty and various tax increases or claims by governmental bodies, expropriation or nationalization, foreign exchange controls, high rates of inflation, extreme fluctuations in currency exchange rates, import and export regulations, cancellation or renegotiation of contracts and environmental and permitting regulations. The Company currently has no political risk insurance coverage against these risks.

The Company is unable to determine the potential impact of these risks on its future financial position or results of operations. Changes, if any, in mining or investment policies or shifts in political attitude in foreign countries may substantively affect the Company’s exploration, development and production activities.

Violence and other Criminal Activities in México

Certain areas of México have experienced outbreaks of localized violence and thefts associated with drug cartels in various regions. Any increase in the level of violence, or a concentration of violence in areas where the projects and properties of the Company are located, could have an adverse effect on the results and the financial situation of the Company.

In 2012, the Company experienced theft of concentrates that were being stolen from shipments in-transit to buyers and replaced with worthless or inert material. After an investigation, an insurance claim refund of $1.4 million was received in 2013. As a result of these thefts, the Company implemented more detailed and timely assaying protocols and enhanced its security procedures in an effort to reduce the probability of such events in the future, however, there can be no guarantee that such revised protocols and procedures will be effective at preventing future occurrences of thefts. If similar events occur in the future, there could be a significant impact on the Company’s sale of silver and on its gross and net revenues. Any such losses may not be mitigated completely or at all by the Company’s insurance policies.

Environmental and Health and Safety Regulation

The Company’s operations are subject to extensive laws and regulations governing environmental protection and employee health and safety promulgated by governments and government agencies. Environmental regulation provides for restrictions on, and the prohibition of, spills and the release and emission of various substances related to mining industry operations which could result in environmental pollution. Further, a number of governments have introduced or are moving to introduce climate change regulation.

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Environmental laws and regulations are complex and have become more stringent over time. The Company is required to obtain governmental permits and in some instances air, water quality, and mine reclamation permits. Although the Company makes provisions for reclamation costs, it cannot be assured that these provisions will be adequate to discharge its future obligations for these costs. Failure to comply with applicable environmental and health and safety laws may result in injunctions, damages, suspension or revocation of permits and imposition of penalties. Environmental regulation is evolving in a manner resulting in stricter standards and the enforcement of, and fines and penalties for, non-compliance are becoming more stringent. In addition, certain types of operations require submissions of, and approval of, environmental impact assessments. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees.

Some of the costs associated with reducing emissions can be offset by increased energy efficiency and technological innovation. However, the cost of compliance with environmental regulation and changes in environmental regulation have the potential to result in increased cost of operations, reducing the profitability of the Company’s operations.

The Company intends to, and attempts to, fully comply with all environmental regulations. While the health and safety of its people and responsible environmental stewardship are the Company’s top priorities, there can be no assurance that First Majestic has been or will be at all times in complete compliance with such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not materially and adversely affect the Company’s business, results of operations or financial condition.

Substantial Decommissioning and Reclamation Costs

During the year ended December 31, 2015, the Company reassessed its reclamation obligations at each of its mines based on updated Life of Mine estimates, rehabilitation and closure plans. The total discounted amount of estimated cash flows required to settle the Company’s estimated obligations is $15,592,000, which has been discounted using credit adjusted risk free rates ranging from 5.8% to 7.0%, of which $3,625,000 of the reclamation obligation relates to the La Encantada Silver Mine; $2,757,000 relates to the Del Toro Silver Mine; $2,622,000 relates to the Santa Elena Silver / Gold Mine; $2,114,000 relates to the La Parrilla Silver Mine; $2,434,000 relates to the San Martín Silver Mine; $1,625,000 relates to the La Guitarra Silver Mine; and $415,000 relates to the La Luz Silver Project. The present value of the reclamation liabilities may be subject to change based on management’s current and future estimates, changes in the remediation technology or changes to applicable laws and regulations. Such changes will be recorded in the accounts of the Company as they occur.

The costs of performing the decommissioning and reclamation must be funded by the Company’s operations. These costs can be significant and are subject to change. The Company cannot predict what level of decommissioning and reclamation may be required in the future by regulators. If the Company is required to comply with significant additional regulations or if the actual cost of future decommissioning and reclamation is significantly higher than current estimates, this could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

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Key Personnel

Recruiting and retaining qualified personnel is critical to the Company’s success. The number of persons skilled in mining, exploration, development and finance of mining properties is limited and competition for such persons can be intense. As the Company’s business activity grows, the Company will require additional key operational, financial, administrative and mining personnel. Although the Company believes it will be successful in attracting, training and retaining qualified personnel, there can be no assurance of such successes. If the Company is not successful in attracting and training qualified personnel, the efficiency of the Company’s operations could be affected, which could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

Employee Relations

Certain of the Company’s operations employees in México are represented by unions. The Company has not experienced any labour strikes or prolonged work stoppages in the past; however, there can be no assurance that the Company will not experience future labour strikes or work stoppages. Union agreements are periodically renegotiated and there can be no assurance that any future union contracts will be on terms favourable to the Company. In addition, relations between the Company and its employees may be impacted by changes to labour relations in México which may be introduced by the relevant governmental authorities. Adverse changes in such legislation or in the relationship between the Company and its employees may have a material adverse effect on First Majestic’s business, results of operations and financial condition.

Competition

The mining industry is highly competitive in all its phases. The Company competes with a number of companies which are more mature or in later stages of production and may be more able to attract human resources, equipment and materials. These companies may possess greater financial resources, more significant investments in capital equipment and mining infrastructure for the ongoing development, exploration and acquisition of mineral interests, as well as for the recruitment and retention of qualified employees and mining contractors.

Acquisition Strategy

As part of the Company’s business strategy, it has sought and will continue to seek new exploration, mining and development opportunities with a focus on silver in México. As a result, the Company may from time to time acquire additional mineral properties or securities of issuers which hold mineral properties. In pursuit of such opportunities, the Company may fail to select appropriate acquisitions or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their personnel into the Company. The Company cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms, or that any acquisitions or business arrangements completed will ultimately benefit the Company. Future acquisitions by the Company may be completed through the issuance of equity, in which case the interests of shareholders in the net assets of the Company may be diluted.

Conflicts of Interest

Certain directors of the Company are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties. Such associations may give rise to conflicts of interest from time to time. The directors of the Company are required by law and the Company’s policies to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest which they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict is required to disclose his or her interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time. All employees, including officers, are required to disclose any conflicts of interest pursuant to the Company’s Code of Ethical Conduct.

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Claims and Legal Proceedings Risks

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved in a manner that is unfavourable to the Company. First Majestic carries liability insurance coverage and establishes provisions for matters that are probable and can be reasonably estimated. In addition, the Company may be involved in disputes with other parties in the future which may result in a significant impact on its financial condition, cash flow and results of operations.

Enforcement of Judgments/Bringing Actions

The Company is organized under the laws of, and headquartered in, British Columbia, Canada and none of its directors and officers are citizens or residents of the United States. In addition, the majority of the Company’s assets are located outside of Canada and the United States. As a result, it may be difficult or impossible for an investor to enforce in courts outside of the United States and Canada judgments against the Company and its directors and officers obtained in United States courts or Canadian courts based upon the civil liability provisions of United States federal securities laws or applicable Canadian securities laws or bring in courts outside of the United States and Canada an original action against the Company and its directors and officers to enforce liabilities based upon such United States or Canadian securities laws.

Financial Risks

Metal Prices May Fluctuate

The Company’s revenue is primarily dependent on the sale of silver and movements in the spot price of silver have a direct and immediate impact on the Company’s income and the value of related financial instruments. The Company also derives by-product revenue from the sale of gold, zinc and lead, which accounted for approximately 30% of the Company’s gross revenue in 2015. The Company’s sales are directly dependent on commodity prices. Metal prices have historically fluctuated widely and are affected by numerous factors beyond the Company’s control including international economic and political trends, expectations for inflation, currency exchange fluctuations, interest rates, global and regional supply and demand, consumption patterns, speculative market activities, worldwide production and inventory levels, and sales programs by central banks. Movements in the price of metals, such as movements in the spot price of silver, have a direct and immediate impact on the Company’s income and may affect the marketability of minerals already discovered and any future minerals to be discovered. Mineral Reserves (as defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”)) on the Company’s properties have been estimated on the basis of economic factors at the time of estimation; variations in such factors may have an impact on the amount of the Company’s Mineral Reserves and future price declines could cause any future development of, and commercial production from, the Company’s properties to be uneconomic. Depending on the price of silver, projected cash flow from planned mining operations may not be sufficient and the Company could be forced to discontinue any operations or development at some of its properties or may be forced to sell, some of its properties. Future production from the Company’s mining properties is dependent on silver prices that are adequate to make these properties economic.

Furthermore, Mineral Reserve estimations and Life-of-Mine (“LOM”) plans using significantly lower silver prices could result in material write-downs of the Company’s investment in mineral properties and increased amortization, reclamation and closure charges.

In addition to adversely affecting the Company’s possible future reserve estimates and its financial condition, declining silver prices may impact operations by requiring a reassessment of the feasibility of a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

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Price Volatility of Other Commodities

The Company’s profitability is affected by the market prices of commodities that are consumed or otherwise used in connection with the Company’s operations, such as diesel fuel, electricity, cyanide, explosives and other reagents and chemicals, steel and cement. Prices of such consumble commodities may be subject to volatile price movements over short periods of time and are affected by factors that are beyond the Company’s control. Increases in the prices for such commodities could materially adversely affect the Company’s results of operations and financial condition.

Current Global Financial Conditions

Recent events in global financial markets, and the resulting increased volatility of global financial conditions, have had a profound impact on the global economy. Many industries, including the mining sector, have been impacted by these market conditions. Some of the key impacts of the recent financial market turmoil include devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets and a lack of market liquidity. A number of financial institutions and large corporations have either gone into bankruptcy or have had to be rescued by government authorities. Access to financing has been negatively impacted by liquidity crises throughout the world. These factors may impact the ability of the Company to obtain equity or debt financing and, if available, to obtain such financing on terms favorable to the Company.

If these increased levels of volatility and market turmoil continue, the Company’s operations and planned growth could be adversely impacted and the trading price of the securities of the Company may be adversely affected.

Foreign Currency

The Company carries on its primary mining operations activities outside of Canada. Accordingly, it is subject to the risks associated with fluctuation of the rate of exchange of other foreign currencies, in particular the Mexican Peso (MXP), the currency in which the majority of the Company’s material and labour costs are paid, and the United States dollar, the currency used for calculating the Company’s sales of metals (and the financial statements of the Company) based on the world’s commodity markets, and the Canadian dollar in which some of the Company’s treasury is held. Financial instruments that impact the Company’s net earnings or other comprehensive income due to currency fluctuations include: MXP denominated cash and cash equivalents, short term investments, accounts receivable and value added taxes (“VAT”) receivable, accounts payable, and investments in mining interests. Such currency fluctuations may materially affect the Company’s financial position and results of operations.

Hedging Risk

The Company currently does not use derivative instruments to hedge its silver commodity price risk. The effect of price variation factors for silver, gold, lead or zinc cannot accurately be predicted and are at this time completely unhedged. In the past, the Company has entered into forward sales arrangements with respect to a portion of its lead and zinc production. In the future the Company may enter into further forward sales arrangements or other hedging agreements. Hedging involves certain inherent risks including: the risk that the creditworthiness of a counterparty may adversely affect its ability to perform its payment and other obligations under its agreement with the Company or adversely affect the financial and other terms the counter-party is able to offer the Company; the risk that the Company enters into a hedging position that cannot be closed out quickly; and the risk that, in respect of certain hedging products, an adverse change in the market prices for commodities, currencies or interest rates will result in the Company incurring losses in respect of such hedging products as a result of the hedging products being out-of-the money on their settlement dates.

There can be no assurance that a hedging program will be successful, and although hedging may protect the Company from adverse changes in foreign exchange or currency, and interest rate or commodity price fluctuations, it may also prevent the Company from realizing gains from positive changes.

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Counterparty and Market Risks

The Company enters into sales contracts to sell its products, including refined silver from doré bars, silver, lead and zinc concentrates, to metal traders after being refined by refining and smelting companies. In addition to these commercial sales, the Company also markets a small portion of its silver production in the form of coins and bullion products to retail purchasers directly through its corporate e-commerce website. There is no assurance that the Company will be successful in entering into or re-negotiating sales contracts with brokers and metal traders, or refining and smelting companies and retail purchasers on acceptable terms, if at all. If the Company is not successful in entering into or re-negotiating such sales contracts, the Company may be forced to sell some or all of its products, or greater volumes of its products than it may desire in adverse market conditions, thereby reducing the Company’s revenues on a per ounce basis.

In addition, should any counterparty to any sales contract not honour such contract or become insolvent, the Company may incur losses for products already shipped, may be forced to sell greater volumes of products, may be forced to sell at lower prices than could be obtained through sales on the spot market, or may not have a market for its products. The Company’s future operating results may be materially adversely impacted as a result. Moreover, there can be no assurance that the Company’s products will meet the qualitative requirements under future sales contracts or the requirements of buyers.

Credit Risk

Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Company’s credit risk relates primarily to trade receivables in the ordinary course of business and VAT and other receivables.

The Company sells and receives payment upon delivery of its silver doré and by-products primarily through four international brokerage organizations. Additionally, silver-lead and related base metal by-products are sold primarily through two international organizations. Payments of receivables are scheduled routinely and received normally within sixty days of submission; therefore, the balance of overdue trade receivables owed to the Company in the ordinary course of business is usually not significant.

VAT receivables are generated on the purchase of supplies and services for operations and are refunded by the Mexican government. At December 31, 2015, value added taxes and other taxes receivable included $11.1 million owing in arrears ($4.3 million of which were subsequently received in March 2016), and due to Nusantara de México, S.A. de C.V. (“Nusantara”), an entity acquired by the Company in connection with the SilverCrest Arrangement. While VAT refund delays are currently pervasive in México, the Company is currently working with its tax advisors to expedite the process and believes the balance is fully recoverable within the next twelve months, and, therefore, has not provided an allowance against this balance nor reclassified the balance as a non-current asset.

The carrying amount of financial assets recorded in the consolidated financial statements represents the Company’s maximum exposure to credit risk. With the exception of the above, the Company believes it is not exposed to significant credit risk.

Obtaining Future Financing

The further exploitation, development and exploration of mineral properties in which the Company holds interests or which the Company acquires may depend upon its ability to obtain financing through equity financing or debt financing, pre-sale arrangements, joint ventures or other means. There is no assurance that the Company will be successful in obtaining required financing as and when needed. Volatile precious metals and equity markets may make it difficult or impossible for the Company to obtain further financing on favourable terms or at all.

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As at December 31, 2015, the Company had approximately $51.0 million of cash in its treasury and a working capital of $15.6 million. As a result of the Company’s ability to earn cash flow from its ongoing operations, the Company expects to have sufficient capital to support its current operating requirements in the foreseeable future, provided it can continue to generate cash from its operations and that costs of its capital projects are not materially greater than the Company’s projections. There is a risk that commodity prices decline further and that the Company is unable to continue generating sufficient cash flow from operations or that the Company requires significant additional cash to fund expansions and potential acquisitions. Failure to obtain additional financing on a timely basis may cause the Company to postpone acquisitions, major expansion, development and exploration plans.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and to support its expansion plans. As at December 31, 2015, the Company has outstanding trade payables of $28.3 million which are generally payable in 90 days or less and accrued liabilities of $13.6 million which are generally payable within 12 months. While the Company believes it has sufficient cash on hand, combined with cash flows from operations, to meet operating requirements as they arise for at least the next 12 months, the Company is attempting to improve its working capital deficiency and create more flexibility, and has partially succeeded with the BNS Facility, by rescheduling some of its significant long term obligations or raising additional funds if required.

Indebtedness and Interest Rate Risk

The Company is exposed to interest rate risk on its short-term investments and its revolving credit facility under the BNS Facility. The three year term loan and the revolving credit facility under the BNS Facility both bear an interest rate of LIBOR, plus an applicable range from 3.25% to 4.00%, depending on certain financial parameters of the Company. First Majestic is required to use a portion of its cash flow to service its debt payments under the BNS Facility. There can be no assurance that the Company will generate cash flow in amounts sufficient to pay outstanding indebtedness or to fund any other liquidity needs. The Company may be adversely affected if any indebtedness becomes repayable due to an inability of the Company to comply with the terms of the BNS Facility. Further, the terms of the BNS Facility may limit the Company’s ability to incur additional indebtedness.

As at December 31, 2015, the Company’s exposure to interest rate risk on interest bearing liabilities was limited to the $15 million SilverCrest Credit Line. The Company’s prepayment facilities and finance leases bear interest at fixed rates. Based on the Company’s interest rate exposure at December 31, 2015, a change of 25 basis points increase or decrease of market interest rate would not have a significant impact on net earnings or loss.

The Company has not entered into any derivative contracts to date in an effort to manage its exposure to interest rates.

The Company’s interest bearing financial assets comprise of cash and cash equivalents which bear interest at a mixture of variable and fixed rates for pre-set periods of time.

Shares Reserved for Future Issuances; Dilution

There are stock options and, from time to time, there may also be share purchase warrants of the Company outstanding pursuant to which common shares may be issued in the future. Options and share purchase warrants are likely to be exercised when the market price of the Company’s common shares exceeds the exercise price of such instruments. The exercise of such options and share purchase warrants and the subsequent resale of such common shares in the public markets could adversely affect the prevailing market price of the Company’s common shares and the Company’s ability to raise equity capital in the future at a time and price which it deems appropriate. The Company may also enter into commitments in the future which would require the issuance of additional common shares and the Company may grant additional convertible securities. Any share issuances from the Company’s treasury will result in immediate dilution to existing shareholders.

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Volatility of Share Price

The market price of the shares of precious metals and resource companies, including the Company, tends to be volatile. The trading price of the Company’s shares may be subject to large fluctuations and may increase or decrease in response to a number of events and factors, including the following:

•	the price of silver and (to a lesser extent) other metals;
•	the Company’s operating performance and the performance of competitors and other similar companies;
•	the public’s reaction to the Company’s press releases, other public announcements and the Company’s filings with securities regulatory authorities;
•	changes in earnings estimates or recommendations by research analysts who track the Company’s common shares or the shares of other companies in the resources sector;
•	changes in general economic conditions;
•	the number of the Company’s common shares to be publicly traded after an offering;
•	the arrival or departure of key personnel; and
•	acquisitions, strategic alliances or joint ventures involving the Company or its competitors.

In addition, the market price of the Company’s shares are affected by many variables not directly related to the Company’s success and are therefore not within the Company’s control, including developments that affect the market for all resource sector shares, the breadth of the public market for the Company’s shares, and the attractiveness of alternative investments. Securities markets have recently experienced extreme price and volume volatility, and the market price of securities of many companies has experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. The effect of these and other factors on the market price of the common shares on the exchanges in which the Company trades has historically made the Company’s share price volatile and suggests that the Company’s share price will continue to be volatile in the future.

Impairments

It is possible that material changes could occur that may adversely affect management’s estimate of the carrying value of non-current assets which may have a material adverse effect on the Company. Impairment estimates are based on management’s assumptions, and sensitivity analyses and actual future outcomes may differ from these estimates.

Internal Control over Financial Reporting

The Company’s management, with the participation of its President and Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in the rules of the United States Securities and Exchange Commission and the Canadian Securities Administrators.

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The Company documented and tested during its most recent fiscal year its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act (“SOX”), using criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organization of the Treadway Commission (“COSO”). SOX requires an annual assessment by management and an independent assessment by the Company’s independent registered public accounting firm of the effectiveness of the Company’s internal control over financial reporting. The Company may fail to achieve and maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting in accordance with Section 404 of SOX. The Company’s failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of its common shares or market value of its other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations. There can be no assurance that the Company will be able to remediate material weaknesses, if any, identified in future periods, or maintain all of the controls necessary for continued compliance, and there can be no assurance that the Company will be able to retain sufficient skilled finance and accounting personnel, especially in light of the increased demand for such personnel among publicly traded companies. Future acquisitions of companies may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s control and procedures could also be limited by simple errors or faulty judgments. In addition, as the Company continues to expand, the challenges involved in implementing appropriate internal controls over financial reporting will increase and will require that the Company continue to improve its internal controls over financial reporting. Although the Company intends to devote substantial time and incur costs, as necessary, to ensure ongoing compliance, the Company cannot be certain that it will be successful in complying with Section 404 of SOX, or that these controls prevent theft or fraud, especially where collusion exists amongst employees.

Allocation of Capital - Sustaining and Expansionary Capital

The Company has budgeted approximately $63.8 million for 2016 as sustaining capital and expansionary capital for investments in property, plant and equipment, mine development and exploration. Sustaining capital consists of capital expenditures required to maintain current operations. Expansionary capital is earmarked for growth projects to expand current operations. A total of $45.3 million has been earmarked for sustaining capital and $18.5 million has been planned for expansionary capital. There can be no assurance that such cost estimates will prove to be accurate. The Company may alter its allocation of capital to provide for revised strategic planning, metal price declines or other external economic conditions. Actual costs may vary from the estimates depending on a variety of factors, many of which are not within the Company’s control. Failure to stay within cost estimates or material increases in costs could have a material adverse impact on the Company’s future cash flows, profitability, results of operations and financial condition.

Factors which may influence costs include the risks outlined under the heading “Operating Hazards and Risks”, as well as the following:

•	shortages of principal supplies needed for construction;
•	restrictions or regulations imposed by power commissions, governmental or regulatory authorities with respect to planning and construction, including permits, licences and environmental assessments;
•	changes in the regulatory environment with respect to planning and construction;
•	the introduction of new property or capital taxes; and
•	significant fluctuations in the exchange rates for certain currencies.

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Insurance Risk

Although the Company has multimodal insurance policies that cover: material damage to buildings, including by earthquakes; material damage to contents, including by earthquakes; loss and consequential damages (including removal, utilities, fixed costs, wages and extraordinary expenses); and responsibility to third parties, such insurance might not cover all the potential risks associated with its operations. These policies also carry deductibles for which the Company would be obligated to pay in connection with a claim thereunder. Liabilities that the Company incurs may exceed the policy limits of its insurance coverage, may not be insurable, or may be liabilities against which the Company has elected not to insure due to high premium costs or other reasons. In any such event, the Company could incur significant costs that could adversely impact its business, operations or profitability.

Mineral Projects

Pursuant to National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”), the following properties and projects have been identified by First Majestic as being material: the La Encantada Silver Mine, the La Parrilla Silver Mine, the San Martín Silver Mine, the Del Toro Silver Mine, the La Guitarra Silver Mine and the Santa Elena Silver / Gold Mine. Production estimates and throughputs for operating mines are quoted as tonnes per day related to the “tpd capacity” of the mine. “Production estimates” and “throughput averages” for each mine take into account an average of two days of maintenance per month. “Annual estimates” of production are based on an average of 365 calendar days per year for each of the operating mines, and these mines generally operate 330 days per year even though the throughput rates are based on 365 calendar days average.

The following map of México indicates the locations of each of the Company’s properties and projects:

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Summary of Mineral Resources and Mineral Reserves

The Mineral Resources and Mineral Reserves reported herein represent the most up to date revisions completed by First Majestic. Readers are cautioned against relying on such reports and upon the Resource and Reserve estimates therein. The following three tables set out the Company’s Mineral Resources and Mineral Reserves estimated as of December 31, 2015. In general, the tonnages for Mineral Reserves for the individual mines have decreased due to production depletion and lower metal prices used to obtain the most recent estimate of December 31, 2015 as compared to the prior estimate of December 31, 2014, and the effect of increasing the cut-off grades estimates, which has caused a reduction in the Mineral Reserves for some ore blocks. Metal prices were assumed to be lower than the three-year average in order to be consistent with current metal prices conditions. Despite a reduction of 13% in the assumed silver price, and the normal depletion caused by production, the consolidated Mineral Reserves for First Majestic have increased 8% in silver-equivalent (“Ag-Eq”) metal content. This increase was driven mainly by the incorporation into such estimations of mineralization at the Santa Elena mine and by the conversion of tailings in the La Encantada mine from Indicated Resources to Probable Reserves.

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TABLE 1

Proven and Probable Mineral Reserves for the operating mines as of December 31, 2015

(update prepared under the supervision of Ramon Mendoza Reyes, PEng, QP Mining for First Majestic)

Mine	Category	Mineral Type	k tonnes	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag-Eq (g/t)	Ag (k Oz)	Ag-Eq (k Oz)

LA ENCANTADA	Proven (UG)	Oxides	251	247	-	-	-	247	1,991	1,991
	Probable (UG)	Oxides	1,473	214	-	-	-	214	10,120	10,120
	Probable (UG)	Oxides - Flotation	809	147	-	2.35	-	196	3,817	5,093
	Probable (Tailings)	Oxides	4,138	110	-	-	-	110	14,633	14,633
	Total Proven and Probable (UG)	Oxides + Tailings	6,670	143	-	0.29	-	148	30,561	31,837

LA PARRILLA	Proven (UG)	Oxides	239	230	-	-	-	230	1,769	1,769
	Probable (UG)	Oxides	576	242	-	-	-	242	4,481	4,481
	Total Proven and Probable (UG)	Oxides	815	238	-	-	-	238	6,251	6,251
	Proven (UG)	Sulphides	676	212	-	2.15	2.27	331	4,610	7,210
	Probable (UG)	Sulphides	870	191	-	1.86	2.00	296	5,346	8,266
	Total Proven and Probable (UG)	Sulphides	1,546	200	-	1.99	2.12	311	9,956	15,475
	Total Proven and Probable (UG)	Oxides + Sulphides	2,362	213	-	1.30	1.39	286	16,207	21,726

SAN MARTÍN	Proven (UG)	Oxides	685	251	0.25	-	-	269	5,523	5,915
	Probable (UG)	Oxides	1,074	269	0.10	-	-	276	9,281	9,526
	Total Proven and Probable (UG)	Oxides	1,759	262	0.16	-	-	273	14,804	15,440

DEL TORO	Proven (UG)	Transition + Sulphides	870	199	0.07	3.58	1.94	319	5,555	8,911
	Probable (UG)	Transition + Sulphides	1,244	297	0.22	5.29	3.08	483	11,875	19,326
	Total Proven and Probable (UG)	Transition + Sulphides	2,114	256	0.16	4.59	2.61	415	17,430	28,238

LA GUITARRA	Proven (UG)	Sulphides	169	223	1.75	-	-	333	1,210	1,808
	Probable (UG)	Sulphides	817	260	1.41	-	-	349	6,820	9,157
	Total Proven and Probable (UG)	Sulphides	986	253	1.47	-	-	346	8,030	10,965

SANTA ELENA	Probable (UG)	Sulphides	3,210	107	1.57	-	-	208	11,059	21,499
	Probable (PAD)	Oxides Spent Ore	2,299	33	0.65	-	-	75	2,462	5,556
	Total Probable	Oxides + Sulphides	5,509	76	1.19	-	-	153	13,521	27,054

	Total Proven and Probable	All mineral types	19,399	161	0.44	0.76	0.45	217	100,554	135,260

(1) Mineral Reserves have been classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards on Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference into NI 43-101.

(2) Metal prices considered for Mineral Reserves estimates were $17.50 /oz Ag, $1,200 /oz Au, $0.85 /lb Pb, and $0.85 /lb Zn.

(3) The Mineral Reserves information provided above for La Encantada, La Parrilla, Del Toro, San Martín, La Guitarra and Santa Elena is based on internal estimates prepared as of December 31, 2015. The information provided was reviewed and validated by the Company’s internal Qualified Person, Mr. Ramon Mendoza Reyes, P.Eng., who has the appropriate relevant qualifications, and experience in mining and reserves estimation practices.

(4) Silver-equivalent grade is estimated considering: metal price assumptions, metallurgical recovery for the corresponding mineral type/mineral process and the metal payable of the corresponding contract of each mine. Estimation details are listed in each mine section of this AIF.

(5) The cut-off grades and modifying factors used to convert Mineral Reserves from Mineral Resources are different for all mines. The cut-off grades and factors are listed in each mine section of this AIF

The Company’s consolidated Measured and Indicated Mineral Resources have increased 8% in terms of silver-equivalent metal content, mainly attributable to the incorporation into such estimations of mineralization at the Santa Elena mine, which was partially offset by the effect of lower metal prices which impacted the estimated cut-off grade causing Mineral Resources for some mineral blocks to decrease in size or to be dropped from the resource base, and the subtraction of resources for the La Luz project, which is under care and maintenance pending the settlement of certain legal matters in México.

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TABLE 2

MEASURED AND INDICATED MINERAL RESOURCES WITH AN EFFECTIVE DATE OF DECEMBER 31, 2015

(update prepared under the supervision of Jesus M. Velador Beltran, MMSA, QP Geology for First Majestic)

Mine / Project	Category	Mineral Type	k tonnes	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Cu (%)	Ag-Eq (g/t)	Ag (k Oz)	Ag-Eq (k Oz)

LA ENCANTADA	Measured (UG)	Oxides	283	267	-	-	-	-	267	2,433	2,433
	Indicated (UG)	Oxides	854	299	-	-	-	-	299	8,198	8,198
	Indicated (UG)	Oxides - Flotation	734	246	-	4.07	-	-	325	5,795	7,662
	Indicated (Tailings)	Oxides	4,222	110	-	-	-	-	110	14,931	14,931
	Total Measured and Indicated (UG)	Oxides + Tailings	6,093	160	-	0.49	-	-	170	31,357	33,224

LA PARRILLA	Measured (UG)	Oxides	281	254	-	-	-	-	254	2,295	2,295
	Indicated (UG)	Oxides	678	256	0.03	-	-	-	258	5,569	5,615
	Total Measured and Indicated (UG)	Oxides	958	255	0.02	-	-	-	257	7,863	7,909
	Measured (UG)	Sulphides	671	243	-	2.39	2.44	-	381	5,236	8,223
	Indicated (UG)	Sulphides	773	222	-	2.17	2.33	-	343	5,517	8,532
	Total Measured and Indicated (UG)	Sulphides	1,443	232	-	2.27	2.38	-	361	10,753	16,755
	Total Measured and Indicated (UG)	Oxides + Sulphides	2,402	241	0.01	1.36	1.43	-	319	18,617	24,664

SAN MARTÍN	Measured (UG)	Oxides	847	274	0.25	-	-	-	292	7,474	7,966
	Indicated (UG)	Oxides	1,465	270	0.09	-	-	-	276	12,714	13,020
	Total Measured and Indicated (UG)	Oxides	2,313	272	0.15	-	-	-	282	20,188	20,986

DEL TORO	Measured (UG)	Transition + Sulphides	1,054	201	0.07	3.54	2.04	-	327	6,823	11,090
	Indicated (UG)	Transition + Sulphides	1,636	268	0.25	4.78	3.56	-	454	14,077	23,863
	Total Measured and Indicated (UG)	Transition + Sulphides	2,691	242	0.18	4.29	2.96	-	404	20,900	34,953

LA GUITARRA	Measured (UG)	Sulphides	203	265	2.01	-	-	-	394	1,726	2,574
	Indicated (UG)	Sulphides	737	339	1.83	-	-	-	456	8,032	10,810
	Total Measured and Indicated (UG)	Sulphides	940	323	1.87	-	-	-	443	9,758	13,384

SANTA ELENA	Indicated (UG)	Sulphides	2,969	125	1.86	-	-	-	247	11,887	23,545
	Indicated (Pad)	Oxides	2,299	33	0.65	-	-	-	76	2,462	5,613
	Total Indicated (UG + Pad)	Oxides + Sulphides	5,268	85	1.33	-	-	-	172	14,349	29,159

	Total Measured and Indicated	All mineral types	19,707	182	0.49	0.90	0.58	-	247	115,168	156,370

(1) Mineral Resources have been classified in accordance with the CIM Definition Standards on Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference into NI 43-101.

(2) In all cases, metal prices considered for Mineral Resource estimates were $18.50 /oz Ag, $1,300 /oz Au, $0.95 /lb Pb, and $0.95 /lb Zn.

(3) The Mineral Resources information provided above for La Parrilla, Del Toro and San Martín is based on internal estimates prepared as of December 31, 2015. The information provided was reviewed and validated by the Company’s internal Qualified Person, Mr. Jesus M. Velador Beltran, Ph.D. Geology, who has the appropriate relevant qualifications, and experience in geology and resource estimation.

(4) Mineral Resource estimates for La Guitarra are based on information contained in the 2015 Technical Report compiled by First Majestic with contribution of Amec Foster Wheeler Americas Ltd. which were updated by First Majestic with information to 31 December, 2015.

(5) Mineral Resource estimates for La Encantada are based on the 2016 Technical Report compiled by First Majestic.

(6) Mineral Resource estimates for Santa Elena are internal estimates based on the 2014 Update to Santa Elena Pre-Feasibility Study Technical Report compiled by SilverCrest and re-addressed to First Majestic in October, 2015.

(7) Silver-equivalent grade is estimated considering: metal price assumptions, metallurgical recovery for the corresponding mineral type/mineral process and the metal payable of the corresponding contract of each mine. Estimation details are listed in each mine section below.

(8) The cut-off grades for Mineral Resources are different for all mines. The cut-off grades are listed in each mine section below.

(9) Measured and Indicated Mineral Resources are reported inclusive of Mineral Reserves.

Tonnage for the consolidated Inferred Mineral Resources increased 23% in terms of silver-equivalent metal content mainly due to the incorporation of Mineral Resources and Mineral Reserves at the Santa Elena mine and Mineral Resources La Joya project after the acquisition of SilverCrest and partially offset by the impact of lower metal price assumptions. A revision of technical and economic assumptions used in forecasting the expectation that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration was conducted for the purpose of closer adherence to the May 2014 revisions of the CIM’s Definition Standards.

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TABLE 3

INFERRED MINERAL RESOURCES WITH AN EFFECTIVE DATE OF DECEMBER 31, 2015

(update prepared under the supervision of Jesus M. Velador Beltran, MMSA, QP Geology for First Majestic)

Mine / Project	Category	Mineral Type	k tonnes	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Cu (%)	Ag-Eq (g/t)	Ag (k Oz)	Ag-Eq (k Oz)

LA ENCANTADA	Inferred Ojuelas (UG)	Oxides - Flotation	35	292	-	0.78	-	-	305	325	340
	Inferred other deposits (UG)	Oxides	871	244	-	-	-	-	244	6,829	6,829
	Inferred Total (UG)	Oxides	905	246	-	0.03	-	-	246	7,154	7,169

LA PARRILLA	Inferred (UG)	Oxides	2,841	266	-	-	-	-	266	24,281	24,281
	Inferred (UG)	Sulphides	4,078	215	0.08	2.50	2.47	-	355	28,219	46,573
	Inferred Total (UG)	Oxides + Sulphides	6,918	236	0.05	1.47	1.45	-	319	52,500	70,854

SAN MARTÍN	Inferred Total (UG)	Oxides	4,212	262	0.08	-	-	-	268	35,474	36,272

DEL TORO	Inferred Total (UG)	Transition + Sulphides	5,322	175	0.12	3.37	3.66	-	309	29,867	52,955

LA GUITARRA	Inferred Total (UG)	Sulphides	778	297	1.29	-	-	-	379	7,424	9,478

SANTA ELENA	Inferred Total (UG)	Sulphides	286	92	1.41	-	-	-	184	841	1,691

LA JOYA	Inferred Total (OP)	Sulphides	27,927	58	0.28	-	-	0.47	103	51,646	92,907

	Total Inferred	All mineral types	46,349	124	0.23	0.61	0.64	0.28	182	184,906	271,326

(1) Mineral Resources have been classified in accordance with the CIM Definition Standards on Mineral Resources and Mineral Reserves.

(2) In all cases, metal prices considered for Mineral Resource estimates were $18.50 /oz Ag, $1,300 /oz Au, $0.95 /lb Pb, and $0.95 /lb Zn.

(3) The Mineral Resources information provided above for La Parrilla, Del Toro and San Martín is based on internal estimates prepared as of December 31, 2015. The information provided was reviewed and validated by the Company’s internal Qualified Person, Mr. Jesus M. Velador Beltran, MMSA QP Geology, who has the appropriate relevant qualifications, and experience in geology and resource estimation.

(4) Mineral Resource estimates for La Guitarra are based on information contained in the 2015 Technical Report compiled by First Majestic with contribution of Amec Foster Wheeler Americas Ltd. which were updated by First Majestic with information to 31 December, 2015. (5) Mineral Resource estimates for La Encantada are based on the 2016 Technical Report compiled by First Majestic.

(6) Mineral Resource estimates for Santa Elena are internal estimates based on the 2014 Update to Santa Elena Pre-Feasibility Study Technical Report compiled by SilverCrest and re-addressed to First Majestic in October, 2015.

(7) Inferred Mineral Resource estimates for La Joya Project are based on the 2013 Preliminary Economic Assessment Technical Report compiled for SilverCrest.

(8) Silver-equivalent grade is estimated considering: metal price assumptions, metallurgical recovery for the corresponding mineral type/mineral process and the metal payable of the corresponding contract of each mine. Estimation details are listed in each mine section of this AIF.

(9) The cut-off grades for Mineral Resources are different for all mines. The cut-off grades are listed in each mine section of this AIF.

Historical Resources

First Majestic secured ownership of the Plomosas Silver Project (“Plomosas”) through the acquisition of Silvermex Resources Inc. in July 2012. Plomosas has a total of 8,468 hectares of mining concessions in southeast State of Sinaloa, México. The mining concessions consolidate two past producing mines: Plomosas and San Juan. The following table shows the historical resources for Plomosas.

TABLE 4

Plomosas Historical Estimates

Project	Category	Mineral Type	k tonnes	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag (k Oz)	Ag-Eq (k Oz)

PLOMOSAS	Not in accordance with CIM Standards	Sulphides (UG)	896	192	0.8	2.1	3.4	5,500	11,000

(1) Plomosas historical estimates figures are taken from Grupo México’s estimates prepared in 2001.

(2) Tonnage is expressed in thousands of tonnes, metal content is expressed in thousands of ounces.

(3) The Company’s Qualified Persons have not done sufficient work to classify the historical estimates as current Mineral Resources or Mineral Reserves and have been coordinating the work for the verification of the information supporting the historical estimates at Plomosas. The historical estimates at Plomosas do not conform to NI 43-101 for reporting purposes; as such, the Company is not treating these historical estimates as current Mineral Reserves or Mineral Resources. Since the historical estimates do not have demonstrated current economic viability, these estimates should not be relied upon until the verification process and due diligence in progress by the Company's Qualified Person is completed.

(4) In order to verify or upgrade the historical estimates, the Company will need to complete a diamond drilling program at the Rosario and San Juan mines. The drilling program is designed to confirm the historical estimates reported by Grupo México and will allow the Company to plan a second exploration program focused on locating extensions of the known mineralization. Other work required to verify the historical estimates as current includes, but it is not limited to: re-survey of underground workings, re-survey of available exploration drill-hole monuments, review of drilling, sampling and assays databases, and the re-assessment of the estimates following CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines and CIM Definition Standards on Mineral Resources and Mineral Reserves.

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The La Luz Silver Project was acquired by First Majestic in November 2009 as a result of the purchase of all the issued and outstanding shares of Normabec Mining Resources Ltd. The property consists of 36 mining concessions covering 5,174 hectares. The following table shows the historical resources for La Luz.

TABLE 5

La Luz Historical Estimates

Project	Category	Mineral Type	k tonnes	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag-Eq (g/t)	Ag (k Oz)	Ag-Eq (k Oz)

LA LUZ	Not in accordance with current CIM standards	Oxides and Sulphides	5,005	204	-	-	-	204	32,836	32,836

(1) The La Luz resource estimates are taken from the Real de Catorce Property Technical Report dated July 25, 2008 and the Real de Catorce Property Technical Report dated July 30, 2007. The Company’s Qualified Persons consider that those reports do not reflect current economic conditions and are working on applying similar economic inputs to the La Luz Silver Project to those applied to the other properties.

(2) Tonnage is expressed in thousands of tonnes, metal content is expressed in thousands of ounces.

(3) The Company’s Qualified Persons have not done sufficient work to classify the historical estimates as current Mineral Resources or Mineral Reserves and have been coordinating the work for the verification of the information supporting the historical estimates at La Luz. The historical estimates at La Luz do not conform to NI 43-101 for reporting purposes; as such, the Company is not treating these historical estimates as current Mineral Reserves or Mineral Resources. Since the historical estimates do not have demonstrated current economic viability, these estimates should not be relied upon until the verification process and due diligence in progress by the Company's Qualified Person is completed.

(4) In order to verify or upgrade the historical estimates, the Company will need to implement a diamond drilling program at the La Luz mines. The drilling program is designed to confirm the historical estimates reported in previous Technical reports and will allow the Company to plan a second exploration program focused on locating extensions of the known mineralization. Other work required to verify the historical estimates as current includes, but it is not limited to: re-survey of underground workings, re-survey of available exploration drill-hole monuments, review of drilling, sampling and assays databases, and the re-assessment of the estimates following CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines and CIM Definition Standards on Mineral Resources and Mineral Reserves.

Current Technical Reports for the material properties

Technical reports were prepared in respect of each of the Company’s material properties as follows:

1.	A technical report for the La Guitarra Silver Mine was compiled by the Company under the supervision of Mr. Jesus M. Velador Beltran, MMSA QP, and Mr. Ramon Mendoza Reyes, P.Eng., as the internal Qualified Persons for the Company. The Resource estimate of the Coloso area of La Guitarra was prepared by Amec Foster Wheeler Americas Ltd. (“Amec Foster Wheeler”) under the supervision of Mr. Greg Kulla, P.Geo. as Qualified Person.

2.	A technical report for the La Encantada Silver Mine was compiled by the Company under the supervision of Mr. Jesus M. Velador Beltran, MMSA QP, and Mr. Ramon Mendoza Reyes, P.Eng., as the internal Qualified Persons for the Company. The Resource estimate of the Ojuelas area of La Encantada was prepared by Amec Foster Wheeler under the supervision of Mr. Peter Oshust, P.Geo. as Qualified Person.

3.	The technical reports for La Parrilla Silver Mine, the San Martin Silver Mine and the Del Toro Silver Mine were prepared by Leonel Lopez, C.P.G. of Runge Pincock Minarco, formerly called Pincock Allen & Holt (“RPM”), as the independent Qualified Person for the Company.

4.	A technical report for the Santa Elena Silver / Gold Mine was prepared for the Company by N. Eric Fier, P.Eng.

(items 1-5 collectively referred to as the “NI 43-101 Technical Reports”)

Details on data verification, exploration information, and methods used to estimate the mineral resources for each of the Company’s material properties are contained in the respective technical reports above.

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The effective dates of the current NI 43-101 Technical Reports and the effective dates of the corresponding mineral resource and mineral reserve estimates were:

TABLE 6

Effective dates of First Majestic Technical Reports

Mine / Project	Effective date of the Technical Report	Effective date of the estimate of mineral resources and mineral reserves ("cut-off date")
La Encantada	March 15, 2016	December 31, 2015
La Parrilla	September 8, 2011	June 30, 2011
San Martin	May 23, 2013	December 31, 2012
Del Toro	August 20, 2012	June 30, 2012
La Guitarra	March 15, 2015	December 31, 2014
Santa Elena	December 31, 2014	December 31, 2014

The following table shows the total tonnage mined from each of the Company’s six producing properties during 2015, including total ounces of silver and silver equivalent ounces produced from each property and the tonnage mined from delineated Reserves and Resources at each property. A portion of the production from each mine came from material other than Reserves or Resources, as set out below under the heading “Material Not in Reserves”.

TABLE 7

First Majestic 2015 Production

	LA ENCANTADA	LA PARRILLA	DEL TORO	SAN MARTIN	LA GUITARRA	SANTA ELENA (2)	TOTAL

TONNES OF ORE PROCESSED	851,567	667,702	555,564	349,193	174,003	254,625	2,852,654

OZ OF SILVER PRODUCED	2,529,785	2,434,095	2,261,633	2,296,965	945,662	673,969	11,142,109

OZ OF SILVER EQ. PRODUCED FROM OTHER METALS (1)	9,655	1,602,303	1,562,608	425,094	512,066	832,436	4,944,162

TOTAL OZ OF SILVER EQ. PRODUCED	2,539,440	4,036,398	3,824,241	2,722,059	1,457,728	1,506,405	16,086,271

TONNES MINED FROM MATERIAL IN RESERVES	244,186	589,479	526,534	303,777	120,182	254,625	2,038,783

TONNES MINED FROM MATERIAL NOT IN RESERVES	607,381	78,223	29,030	45,416	53,821	-	813,871

(1) Silver-equivalent grade is estimated considering: metal price assumptions, metallurgical recovery for the corresponding mineral type/mineral process and the metal payable of the corresponding contract of each mine.

(2) Santa Elena production corresponds to the period October 1, 2015 to December 31, 2015.

(3) Totals may not add up due to rounding.

La Encantada Silver Mine, Coahuila State, México

Certain of the information on the La Encantada Silver Mine is based on the NI 43-101 Technical Report titled, “Technical Report for the La Encantada Silver Mine, Ocampo, Coahuila, México” prepared by Maria E. Vazquez Jaimes, P.Geo., Jesus M. Velador Beltran, MMSA QP and Ramon Mendoza Reyes P.Eng., with effective date of December 31, 2015 (the “2016 La Encantada Technical Report”). Mrs. Maria E. Vazquez Jaimes, Mr. Jesus M. Velador Beltran and Mr. Ramon Mendoza Reyes are Qualified Persons for the purposes of NI 43-101 and are each employees of First Majestic and accordingly, are not considered independent.

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La Encantada Silver Mine comprises operations in different deposits: vein systems and other minor deposits, Milagros and San Javier Breccias, Ojuelas, and tailings deposit No. 4. The 2016 La Encantada Technical Report includes results of an updated resource model for the Ojuelas area prepared for First Majestic by Amec Foster Wheeler under the supervision of Mr. Peter Oshust, P. Geo. It also includes First Majestic’s revision of the Resource estimates for vein systems and other minor deposits, Milagros and San Javier Breccias, and tailings deposit No. 4 that has been supervised by Mr. Jesus M. Velador Beltran. All the Reserves estimates have been prepared internally by First Majestic under the supervision of Mr. Ramon Mendoza Reyes based on assumptions and factors reflecting the implemented underground mining method and the processing method based on the cyanidation circuit currently in operation and a projected reconditioning of the flotation circuit. The 2016 La Encantada Technical Report has been filed with the securities regulatory authorities in each province of Canada. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the 2016 La Encantada Technical Report which is available for review on SEDAR at www.sedar.com.

Project Description and Location

La Encantada Silver Mine is an underground producing silver mine and processing facility located in the state of Coahuila, México. The mine is wholly-owned and operated by Minera La Encantada, S.A. de C.V. (“Minera La Encantada”), a wholly-owned indirect subsidiary of the Company held through its Mexican holding company, Corporación First Majestic, S.A. de C.V. (“CFM”). La Encantada consists of two main silver underground mines, being the La Encantada and the El Plomo mines which have been consolidated into one operation, and an industrial complex that includes a 4,000 tpd cyanidation plant and a 1,000 tpd flotation plant (currently under care and maintenance, except for the crushing and grinding areas which remain in operation).

The La Encantada property is comprised of 22 mining exploitation concessions covering 4,076 hectares (10,072 acres). The rights to all of the concessions expire after 2030 but may be subsequently extended for an additional 50 year period. First Majestic owns land surface rights covering a total of 21,351 hectares including 2,237 hectares of land surface rights on the industrial area.

Accessibility, Infrastructure, Climate, Local Resources and Physiography

La Encantada is located in the north western portion of the State of Coahuila, in northern México in the municipality of Ocampo, approximately 120 kilometres from the city of Múzquiz and approximately 120 kilometres from the city of Ocampo. The mine is located in the northern part of the Sierra Madre Oriental physiographic province where the elevations vary from 1,000 metres above sea-level to over 3,500 metres above sea-level. Mountain ranges in the area are generally oriented north-west. La Encantada lies within a region of desert climate with meteoric water precipitation ranging between 10 millimetres and 20 millimetres per year.

Access to the mine is primarily by charter airplane from Durango city (about 2:00 hours flying time), or from Torreón city (about 1:15 hours flying time). The Company operates its own private airstrip at the La Encantada Silver Mine. The airstrip is paved, 1,200 metres long by 17 metres wide and located at 1,300 metres above sea-level. Driving time from the city of Múzquiz is approximately 2.5 hours and about four to five hours from the city of Ocampo.

La Encantada’s remote location has required the construction of substantial infrastructure, which has been developed during a long period of active operation by the mine’s previous owners, Metalúrgica Met-Mex Peñoles S.A. de C.V. (“Peñoles”) and Compañía Minera Los Angeles. La Encantada consists of 180 houses for accommodation of employees, offices, warehouses, a recreational club, restaurants, three guest houses, a school, a church, a hospital, water wells and an airstrip.

Power supply to the mine, processing facilities and camp site is diesel generated and provided by First Majestic. Drinkable water supply is also provided by First Majestic. First Majestic has installed a satellite communication system with internet telephone. Hand held radios are carried by all supervisors, managers and all vehicle operators for communication. Most of the supplies and labour required for the operation are sourced from the city of Múzquiz, Coahuila, or directly from suppliers.

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The climate at La Encantada is semi-hot and dry desert. Annual average temperatures range from 10 degrees Celcius to 22 degrees Celcius, with a high of 30 degrees Celcius and a low of 12 degrees Celcius. Days with recorded freezing temperature are 20 to 40 during the year. Annual average rainfall varies from 10 millimetres to 400 millimetres with most of the rain occurring during the summer months in short storms. Predominant winds are to the northeast.

Vegetation in the area consists of desert bush and shrub, including small mesquite, cacti and grasses. At higher elevations there are pine, cedar and oak trees. Farming is sparse in the area; principal crops are corn, beans and pumpkins. Fauna in the area consist of black bear, deer, cougar, some reptiles, wild boar and of prey birds.

History

Exploration activities in La Encantada area were initiated in 1956 by the Mexican company Compañía Minera Los Angeles, S.A. de C.V. The San José, Guadalupe, La Escondida and San Francisco deposits located to the north of the La Escondida breccia pipe deposit were discovered and developed during the period from 1956 to 1963. In 1963, the La Prieta deposit was discovered within the area. In 1967, Peñoles and Tormex established a joint venture partnership (called “Minera La Encantada”) to acquire and develop the La Encantada project. In July 2004, Peñoles awarded a contract to operate the La Encantada mine, including the processing plant, and all installed facilities to a private Mexican company, Desmín, S.A. de C.V (“Desmin”). Desmin operated the mine and processing plant at a 25 percent capacity until November 1, 2006, when First Majestic purchased all of the outstanding shares of Desmin. Subsequently, First Majestic reached an agreement to acquire all of the outstanding shares of Minera La Encantada from Peñoles. The terms of the agreement between First Majestic and Peñoles included royalty payments to Peñoles of up to 11 percent on the net smelter return. First Majestic purchased the royalty from Peñoles in 2007. First Majestic is now the sole owner of La Encantada Silver Mine and all its assets, including mineral rights, surface rights position, water rights, processing plant and ancillary facilities.

From November 2006 to June 2010, First Majestic operated a 1,000 tpd flotation plant which was upgraded after the purchase of Desmin and La Encantada to achieve designed throughput. All production during this period from the flotation plant was in the form of a lead-silver concentrate.

In July 2008, First Majestic commenced construction of a cyanidation plant with a capacity of 3,750 tpd. Production commenced in November, 2009 and commercial production was achieved on April 1, 2010. During 2011, several modifications were made to the cyanidation plant increasing its capacity to 4,000 tpd. The flotation circuit was placed under care and maintenance in June 2010, except for the crushing and grinding areas, which remain in operation. Since that time, the La Encantada operation has been producing doré bars only.

During the period of 2010 to 2013, First Majestic re-processed tailings from the flotation circuit with approximately 1000 tpd of ore feed from the underground mine. Starting in 2014, silver market conditions precluded the re-processing of tailings, and only production from underground workings was fed to the mill and the cyanidation plant.

In August 2014, First Majestic began a plant expansion initiative to bring the crushing and grinding capacity to 3,000 tpd. The plant expansion was completed by the end of June 2015, commissioning began in July 2015, allowing for the ramp up to 3,000 tpd which was completed by October 2015.

Geological Setting

The La Encantada mining district contains replacement and vein deposits with concentrations of silver, lead, iron and zinc in oxide and sulphide deposits hosted by calcareous sedimentary rocks of Cretaceous age. The styles of mineralization that have been recognized at La Encantada are veins, stockwork, mantos (stratabound replacements), dissemination in breccia pipes (chimneys) and intrusions, and dissemination of sulphides in skarn.

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(a) Regional Geology

The La Encantada mining district is located within the Sierra Madre Oriental physiographic province. It occurs on the eastern flank on a regional anticline that consists of a complex northwest-southeast folded and faulted sequence of Mesozoic age (Early Cretaceous to Late Cretaceous) sedimentary rock formations. The Cupido, La Peña, Aurora, Cuesta del Cura, Georgetown, Del Rio and Buda formations constitute the stratigraphic column in the region and consist predominantly of limestone, dolomite and shale.

The sedimentary sequence in the region was affected by intrusive rocks of dioritic, granodioritic and rhyolitic compositions, which branched out into the calcareous formations as dikes, sills and stocks. Skarn, marble and hornfels metamorphic rocks were developed by the intrusion of the stocks, dikes and sills.

The Cupido Formation (Hauterivian to Barremian, Lower Cretaceous age) has been identified in the lower parts of La Encantada Silver Mine, at the underground Level 1,535, as well as in some drill hole intercepts adjoining the La Morena deposit. Its upper contact is gradational into the La Peña Formation. The Cupido Formation hosts sulphide mineralization in other regions in Coahuila State, such as Lampazos and Ocampo, as appears to be the case in the lower parts of La Encantada mine.

The La Peña Formation (Aptian – Lower Albian, Lower to Middle Cretaceous age) consists of a 60 metres thick sequence of calcareous and carbonaceous shale intercalated with thin limestone and dolomite beds. At La Encantada it occurs as a thin bedded sequence of black carbonaceous shale which appears to have been deposited in a reducing environment.

The Aurora Formation (Lower to Middle Albian, Lower Cretaceous age) is the main host for mineralization at La Encantada. It consists of a sequence of thick to massive alternating beds of limestone and dolomite. The thickness of this formation at the mine is estimated to be about 500 metres.

(b) Deposit Geology

The La Encantada mine is located on a mountain range that corresponds to a symmetrical anticline (La Encantada range). The La Encantada mountain range runs for about 45 kilometres in the northwest-southeast direction and has elevations that vary from about 1,500 metres to over 2,400 metres. The range is affected by a regional northwest trending normal fault zone (La Encantada – Norias fault) that puts into contact the Aurora (Albian) and the Georgetown (Upper Albian) Formations. The area is also affected by a series of subsidiary northwest and northeast trending faults.

The main sedimentary formations and intrusive rocks recognized at La Encantada are the Cupido, La Peña and Aurora formations, strongly altered dikes of apparent basalt-andesite composition, and coarse-grained dikes and stocks of diorite, granodiorite and rhyolite composition.

The physical (brittle) and chemical (reactive) characteristics of the Aurora Formation favoured the deposition of mineralization in the form of veins, stockworks, breccias and replacements. The localization of veins, stockworks and breccias appears to be controlled by the intersection of northeast trending and northwest trending subsidiary faults. In terms of volume, the most important mineral deposits that occur at La Encantada are mineralized tectonic breccias and breccia pipes. Skarn, hornfels and marble are developed at depth at the contact with the main stocks (Skarn dome and Milagros areas) and often contain sulphides mineralization; i.e. sphalerite and acanthite.

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Mineralization

Silver, lead and zinc oxide and sulphide mineralization at La Encantada occurs in vein, manto, breccia skarn replacement and stockwork deposits. In general, shallower veins, mantos and breccias are oxidized whereas deeper mantos, skarn dissemination and stockworks contain primary sulphides; i.e. mineral deposits have been affected by a long process of oxidation and secondary enrichment. Most mining at La Encantada has been done in the oxidized mineral deposits and only some drilling and limited underground access has been done in the deposits with primary sulphides. The most recent drilling indicates potential for deep seated disseminated or massive sulphide replacements.

Oxidized mineral deposits consist of unconsolidated massive concentrations of oxides that contain hematite, goethite, manganese oxides (pyrolusite-psilomelane), zinc oxides (zincite), sulfates (jarosite and anglesite) and carbonates (calcite, siderite, manganiferous calcite, cerusite). Silver represents the main economic metal within the oxidized deposits at La Encantada. Silver mineralization occurs in the form of acanthite and native silver. Mineral deposition at La Encantada is recognized in a vertical extent of at least 500 metres; 1,535 metres to 2,035 metres above sea-level. Primary sulphides generally occur below the 1,600 metres elevation, at the skarn dome area (La Prieta) and Milagros area. Sulphide mineralization consists primarily of sphalerite, galena, pyrite and acanthite. According to historical records from Peñoles, typical grades in the oxidized deposits are of 400 grams per tonne (“g/t”) Ag, 5% Pb, and 20% Fe. In some high grade parts of La Encantada deposits, the mineralization may reach grades of over 1,000 g/t Ag, 20% Pb and 30% Fe. Primary sulphides at the Milagros stockwork zone show typical grades of 4.5% Zn, 1.0% Pb and 50 g/t Ag.

Exploration and Drilling

The La Encantada property has been the subject of exploration programs since its discovery in the 1950’s by prospectors in the early stages and by Peñoles from the late 1960’s to 2003. Current exploration programs at La Encantada consist of diamond drilling in combination with direct underground development which has proven to be the most effective approach for exploration at La Encantada. First Majestic’s exploration programs carried out from late 2006 to 2015 were primarily focused on categorizing and increasing the resource base for the La Encantada mine. Major efforts have been focused on the deposits of Milagros breccia, San Javier breccia, La Escalera breccia, Milagros intrusive, Ojuelas manto, Bonanza dike, San Francisco dike, Azul y Oro vein, Buenos Aires vein, 990 vein, 990-2 vein, Regalo vein, and Cuerpo de Zinc. The long-term exploration program to investigate the promising target at the La Escalera breccia zone was delayed due to the lower metal prices. Currently, the Company’s exploration strategy consists of exploring the lateral continuity of high grade veins, high volume breccia pipes and the high grade Ojuelas manto. Geologic interpretations and exploration in 2015 allowed First Majestic to find lateral extents of mineralization in the Ojuelas manto and the Skarn dome below the Ojuelas deposit. In late 2015, First Majestic started an aggressive surface mapping and sampling campaign in order to define additional exploration targets in the property.

During the period of October 2008 to December 2015, a total of 89,426 metres of core drilling were completed in 591 holes, as set out in the 2016 La Encantada Technical Report. As of December 31, 2015, 96,086 metres had been drilled by First Majestic from underground and surface in order to categorize and delineate Mineral Resources and a total of 11,266 metres were drilled in 81 holes during 2015. Exploration drilling has detected or extended the boundaries of the economic mineralization of several ore deposits or areas such as Buenos Aires, Azul y Oro, Ojuelas manto and the Skarn dome. A substantial amount of the metres drilled during 2015 were for Mineral Resource delineation and upgrading for preparation of the 2016 La Encantada Technical Report. Most of the drilling during 2015 was carried out by the contractors Tecmin Servicios S.A. de C.V. and Versa Perforaciones S.A. de C.V. A minor amount of drilling was carried out by First Majestic using its own rig. As of December 31, 2015 underground developments at La Encantada operations totaled approximately 74 kilometres of which 7,224 metres were developed during 2015. This development program is part of the ongoing mining activities and is a key element in the Company’s efforts to maintain current and future production levels.

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Sampling Analysis and Security

La Encantada’s current sampling team consists of three sampling crews with three employees each. Representative chip samples are collected with chisel and hammer and channel samples are cut and broken with electric saw and hammer. The broken sample is collected on a tarp, put in numbered sample bags and channel samples are weighted prior to being sent to the laboratory.

Exploration sampling for reserve delineation at the La Encantada mine is conducted by drifting along the mineralized zones so that chip samples can be taken. Chip samples are the primary means of sampling in the mine (stopes, drifts, crosscuts, ramps, etc) and are taken perpendicular to the vein structures, across the back of the drift and across the drifts and workings in breccia zones. Sampling crews collect chip samples at regular intervals of 3 metres for ore control and for resource estimation purposes. Muck piles are sampled for ore control purposes. Chip and channel samples have lengths that vary from tens of centimetres to usually one metre depending on the width of the mineralized structure.

A sampling line or channel consists of two or more individual samples which are taken to reflect changes in geochemistry and/or mineralogy across the structural zone. Each sample weighs between two and four kilograms. Locally, a drift can be completely enclosed by the mineralized structure, and the full thickness of the vein may not be sampled. All samples are marked with paint by the geologist and numbered on the walls of the drifts for proper orientation and identification. First Majestic has a written procedure for chip and channel sampling that describes details about sample collection and security.

Historical drill-hole data provided by Peñoles is considered in the geologic modelling and if the information is confirmed and checked with further sampling, then it is included in the Resource/Reserve depletion estimation carried out by First Majestic. Core logging is performed by First Majestic geologists using Logchief. Datashed and Logchief were implemented at La Encantada during 2015 to allow for the ease of administration of the database and direct core logging into a computer. Direct logging into a computer or digital logging eliminates the practice of paper logging and minimizes transcription errors. Core samples from current drilling are cut with a saw and the half core sample is sent to the corresponding laboratory for assaying. First Majestic has a written quality assurance and quality control (“QA/QC”) procedure that describes all the quality controls that should be inserted in a sample batch. Quality controls are inserted in chip and core sample batches prior to sending to the corresponding laboratory. The Company’s QA/QC procedure establishes that a minimum of 20% of the samples submitted are quality control samples inserted in a typical sample batch. Quality controls include three standard reference materials, coarse and pulp blanks, field, coarse and pulp duplicates, and pulp checks with a secondary or check laboratory. Quality assurance is done by statistical analysis of data and visual inspection of plots constructed with assay results of the quality controls.

During 2015, all core samples for Mineral Resource estimation purposes were sent to a SGS laboratory in Durango, México, a commercial certified laboratory. Chip, muck and core samples for production or ore control purposes were assayed at La Encantada’s laboratory. La Encantada’s lab performs periodic assay checks with First Majestic’s Central Laboratory (“Central Lab”). In May 2015, the Central Lab obtained certification under the ISO-9001:2008 standard. First Majestic has implemented LabWare in order to automate the assay reporting processes at the Central Lab. The Central Lab follows strict QA/QC protocols and is used as a secondary or check lab by La Encantada’s lab, for production and ore control samples. At La Encantada’s lab, average correlation coefficient of the silver grades is 97% for the set of samples. The chip samples reproducibility for silver assays at La Encantada’s lab has a correlation coefficient of 87%. Results of the sample checks carried out at the Central Lab show that there is a low bias of the La Encantada’s lab in comparison with the Central Lab.

Mineral Resources and Mineral Reserves

Mineral Resources from La Encantada were classified in order of increasing geological confidence into Inferred, Indicated and Measured categories as defined by the “CIM Definition Standards – For Mineral Resources and Mineral Reserves” in 2014.

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Mineral Resources for the veins system and other minor deposits, the San Javier Breccia and Milagros Breccia areas, and the tailings deposit No. 4 have been estimated by First Majestic under the supervision of Jesus M. Velador Beltran, MMSA QP.

Mineral Resources for veins system and other minor deposits have been estimated based on exploration results and chip and channel sampling programs from 2008 to 2015, using the polygonal method to construct longitudinal sections of the vein shoots or deposits.

Estimates for the San Javier Breccia and Milagros Breccia are based on exploration results and channel sampling programs from the 2008 to 2014 exploration campaigns, and upon geologically constrained block models.

Mineral Resources for the tailings deposit No. 4 is based on the 2015 drilling campaign and upon a 3D block model of the deposit.

Mineral Resources for the Ojuelas area have been estimated for First Majestic by Amec Foster Wheeler under the supervision of Peter Oshust, P.Geo. The estimates are based on exploration results from the 2014 and 2015 exploration campaigns, and upon geologically constrained block models. The La Encantada Reserve blocks are estimated by applying modifying factors to the Resource blocks. The following table sets out the most recent Mineral Reserve estimates for the La Encantada mine prepared under the supervision of First Majestic's internal Qualified Person, Mr. Ramon Mendoza Reyes, P.Eng. as of December 31, 2015:

TABLE 8

La Encantada Silver Mine Mineral Reserves Estimates with an Effective Date of December 31, 2015

(estimates prepared under the supervision of Ramon Mendoza Reyes, P.Eng. QP Mining for First Majestic)

Area	Category	Material Type	k tonnes	Ag (g/t)	Pb (%)	Ag-Eq (g/t)	Ag (k Oz)	Ag-Eq (k Oz)

Veins System	Proven (UG)	Oxides	251	247	-	247	1,991	1,991
and other	Probable (UG)	Oxides	389	274	-	274	3,427	3,427
Minor Deposits	Total Proven and Probable (UG)	Oxides	639	264	-	264	5,419	5,419

San Javier and	Proven (UG)	Oxides	-	-	-	-	-	-
Milagros	Probable (UG)	Oxides	1,084	192	-	192	6,693	6,693
Breccias	Total Proven and Probable (UG)	Oxides	1,084	192	-	192	6,693	6,693

Ojuelas	Proven (UG)	Oxides - Flotation	-	-	-	-	-	-
	Probable (UG)	Oxides - Flotation	809	147	2.35	196	3,817	5,093
	Total Proven and Probable (UG)	Oxides - Flotation	809	147	2.35	196	3,817	5,093

Tailings	Proven (Tailings)	Oxides	-	-	-	-	-	-
Deposit No. 4	Probable (Tailings)	Oxides	4,138	110	-	110	14,633	14,633
	Total Proven and Probable (Tailings)	Oxides	4,138	110	-	110	14,633	14,633

Mine	Category	Mineral Type	k tonnes	Ag (g/t)	Pb (%)	Ag-Eq (g/t)	Ag (k Oz)	Ag-Eq (k Oz)

LA ENCANTADA	Proven (UG)	Oxides	251	247	-	247	1,991	1,991
	Probable (UG)	Oxides	1,473	214	-	214	10,120	10,120
	Probable (UG)	Oxides - Flotation	809	147	2.35	196	3,817	5,093
	Probable (Tailings)	Tailings	4,138	110	-	110	14,633	14,633
	Total Proven and Probable (UG)	All Material	6,670	143	0.29	148	30,561	31,837

(1) Mineral Reserves have been classified in accordance with the CIM Definition Standards on Mineral Resources and Mineral Reserves.

(2) Metal prices considered were $17.50 /oz, except for Ojuelas which used $18.00 /oz Ag and $0.90 /lb Pb.

(3) Cut-off grade considered for the Veins System, other minor deposits and the San Javier and Milagros Breccias was 140 g/t Ag and is based on actual and estimated operating and sustaining costs.

(4) Cut-off grade considered for Ojuelas was a NSR $53.91/t and is based on estimated operating cost, sustaining costs and the production schedule ran in PCBC.

(5) Cut-off grade considered for Tailings Deposit No. 4 was 85 g/t Ag and is based on estimated operating and sustaining costs.

(6) Metallurgical recovery of silver was assumed 58% for the Veins System, other minor deposits and the San Javier and Milagros Breccias.

(7) Metallurgical recovery used for Ojuelas was 67% for silver and 60% for lead.

(8) Metallurgical recovery used for Tailings Deposit No. 4 followed a constant tail approach, which for 85 g/t Ag results in 53% recovery of Ag.

(9) Metal payable used for the Veins System, other minor deposits, the San Javier and Milagros Breccias and Tailings Deposit No. 4 was 99.6%.

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(10) Metal payable used for Ojuelas was 95% for silver and 95% for lead.

(11) Silver equivalent grade is estimated as:

Ag-Eq = Ag Grade + [ (Pb Grade x Pb Recovery x Pb Payable x Pb Price x ) ] / (Ag Recovery x Ag Payable x Ag Price).

(12) Dilution for Veins System and other Minor deposits was estimated at 15%, dilution for San Javier and Milagros Breccias was estimated at 40%, dilution for Ojuleas was estimated at 20% and dilution for Tailing Deposit No. 4 was estimated at 3%.

(13) Tonnage is expressed in thousands of tonnes, metal content is expressed in thousands of ounces.

(14) Totals may not add up due to rounding.

The following table sets out the most recent Mineral Resource estimates for the La Encantada’s veins system and other minor deposits, the San Javier Breccia and Milagros Breccia areas, and the tailings deposit No. 4 prepared under the supervision of First Majestic's internal Qualified Person, Mr. Jesus M. Velador Beltran, MMSA QP Geology, as of December 31, 2015, and the estimate of the Mineral Resource for the Ojuelas deposit prepared under the supervision of Peter Oshust, P.Geo., Principal Geologist for Amec Foster Wheeler.

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TABLE 9

La Encantada Silver Mine Mineral Resources Estimates with an Effective Date of December 31, 2015

(estimates prepared under the supervision of Jesus M. Velador Beltran, MMSA QP Geology for First Majestic with the exception of Ojuelas deposit which was prepared under the supervision of Peter Oshust, P.Geo., Principal Geologist for Amec Foster Wheeler)

Measured and Indicated Mineral Resources

Area	Category	Mineral Type	k tonnes	Ag (g/t)	Pb (%)	Ag-Eq (g/t)	Ag (k Oz)	Ag-Eq (k Oz)

Veins System	Measured (UG)	Oxides	283	267	-	267	2,433	2,433
and other	Indicated (UG)	Oxides	356	310	-	310	3,549	3,549
Minor Deposits	Total Measured and Indicated (UG)	Oxides	639	291	-	291	5,982	5,982

San Javier and	Measured (UG)	Oxides	-	-	-	-	-	-
Milagros	Indicated (UG)	Oxides	498	290	-	290	4,649	4,649
Breccias	Total Measured and Indicated (UG)	Oxides	498	290	-	290	4,649	4,649

Ojuelas	Measured (UG)	Oxides - Flotation	-	-	-	-	-	-
	Indicated (UG)	Oxides - Flotation	734	246	4.07	325	5,795	7,662
	Total Measured and Indicated (UG)	Oxides - Flotation	734	246	4.07	325	5,795	7,662

Tailings Deposit	Measured (Tailings)	Oxides	-	-	-	-	-	-
No. 4	Indicated (Tailings)	Oxides	4,222	110	-	110	14,931	14,931
	Total Measured and Indicated (Tailings)	Oxides	4,222	110	-	110	14,931	14,931

Mine	Category	Mineral Type	k tonnes	Ag (g/t)	Pb (%)	Ag-Eq (g/t)	Ag (k Oz)	Ag-Eq (k Oz)

LA ENCANTADA	Measured (UG)	Oxides	283	267	-	267	2,433	2,433
	Indicated (UG)	Oxides	854	299	-	299	8,198	8,198
	Indicated (UG)	Oxides - Flotation	734	246	4.07	325	5,795	7,662
	Indicated (Tailings)	Oxides	4,222	110	-	110	14,931	14,931
	Total Measured and Indicated (UG + Tailings)	Oxides	6,093	160	0.49	170	31,357	33,224

Inferred Mineral Resources

Area	Category	Mineral Type	k tonnes	Ag (g/t)	Pb (%)	Ag-Eq (g/t)	Ag (k Oz)	Ag-Eq (k Oz)

Veins System and other Minor Deposits	Inferred (UG)	Oxides	456	285	-	285	4,173	4,173

San Javier and Milagros Breccias	Inferred (UG)	Oxides	415	199	-	199	2,656	2,656

Ojuelas	Inferred (UG)	Oxides - Flotation	35	292	0.78	305	325	340

Mine	Category	Mineral Type	k tonnes	Ag (g/t)	Pb (%)	Ag-Eq (g/t)	Ag (k Oz)	Ag-Eq (k Oz)

LA ENCANTADA	Inferred (UG)	Oxides	905	246	0.03	246	7,154	7,169

(1) Mineral Resources have been classified in accordance with the CIM Definition Standards on Mineral Resources and Mineral Reserves.

(2) Metal prices considered for all deposits were $18.50 /oz Ag, with the exception of Ojuelas which used $19.50 /oz Ag and $0.95 /lb Pb.

(3) Cut-off grade considered for the Veins System, other Minor Deposits, the San Javier and Milagros Breccias was 130 g/t Ag, cut-off grade for Ojuelas was 135 g/t Ag-Eq, and cutoff grade for Tailings Deposit No. 4 was 85 g/t Ag. Cut-off estimates are based on actual and budgeted operating and sustaining costs.

(4) Metallurgical recovery of silver was assumed 58% for the Veins System, other Minor Deposits and the San Javier and Milagros Breccias.

(5) Metallurgical recovery used for Ojuelas was 67% for silver and 60% for lead.

(6) Metallurgical recovery of silver for Tailings Deposit No. 4 was assumed at 53%.

(7) Metal payable used for the Veins System, other minor deposits, the San Javier and Milagros Breccias and Tailings Deposit No. 4 was 99.6%.

(8) Metal payable used for Ojuelas was 95% for silver and 95% for lead.

(9) Silver equivalent grade for Ojuelas is estimated as:

Ag-Eq = Ag Grade + (Pb Grade x Pb Recovery x Pb Payable x Pb Price x 2204.62) / (Ag Recovery x Ag Payable x Ag Price / 31.1035).

(10) Tonnage is expressed in thousands of tonnes, silver content in thousands of ounces and lead content in thousands of pounds.

(11) Totals may not add up due to rounding.

(12) Measured and Indicated Mineral Resources are reported inclusive or Mineral Reserves.

(13) Mineral Resources estimates for the San Javier Breccia, Milagros Breccia, Vein Systems areas and Tailings Deposit No. 4 were prepared under supervision of Jesus M. Velador Beltran, MMSA QP Geology for First Majestic, and estimates for the Ojuelas area were prepared under supervision of Peter Oshust, P.Geo. of Amec Foster Wheeler Americas Ltd.

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Mining Operations

Total ore throughput in 2015 was 851,600 tonnes grading an average of 161 g/t Ag which resulted in 2.53 million ounces of silver being produced. Limited investment in development and the focus on developing new areas in the San Javier breccia motivated the production from easily accessible areas but resulted in lower grade. As a result, the silver grade decreased by 43% over the previous year. During 2015, 244,200 tonnes of ore were processed from reserves and 607,400 tonnes were processed from material not in reserves.

The La Encantada mine has largely been developed below ore zones indicated from surface exploration work within a block about four kilometres long, 700 metres wide and 400 metres in height. The mine was initially developed from shafts as a conventional operation with rail haulage levels, and utilizing standard rail-bound loading and hauling equipment. Subsequently, La Encantada was converted to a mainly trackless operation, although rail haulage and shaft hoisting are still used on some areas of the mine. The mine has been developed to the northeast of the shafts over a vertical range of about 400 metres from the surface (2,035 metres above sea-level) to about the 1525 level (1,525 metres above sea-level), where the water table has been encountered. The mine has not been developed into the large prospective area to the southwest of the developed mine area. In order to improve mine safety the Company built two underground mine refuges with a capacity of 20 people each. The Company also constructed a new underground maintenance shop in 2011 to improve the availability and productivity of the underground fleet.

Mining the veins system and other minor deposits at La Encantada is undertaken using primarily the conventional overhand cut-and-fill mining method. Ramps are driven into the orebodies, and stopes are developed from sill drifts driven in the ore zones and slashed out the full width of the ore.

Mining operations at La Encantada are partially mechanized. Drilling of access drifts and ramps is carried out using hydraulic jumbos, and most of the headings and cut-and-fill stoping is accomplished using pneumatic hand-held jackleg machines.

The cut-and-fill stoping cycle is started with blast holes drilled using hand-held jackleg drills, followed by blasting using conventional mining explosives. After blasting, low-profile loaders are used to muck the blasted ore. The cut and fill stopes range between 50-150 metres in length along strike, and extend between levels which are typically spaced 15 to 30 metres apart vertically. Each cut is 2.5 to 3.0 metres in height. Depending on ground conditions, the blast holes are drilled either upward or horizontally. Waste and mineralized material below cut-off grade is blasted down and used as backfill as needed.

The minimum mining width is 2.0 metres, and planned dilution is included in the mine design, which varies according to the ground conditions, vein width, and the dip of the vein. The dilution factors range from 5% to 20%, with an average of approximately 10%. Mined areas are measured to compare the width of the vein and the width of the cut on a regular basis; as mining advances, this comparison is used as means of reconciliation and to build the historical database of the dilution and mining recovery factors. Sills and access drifts are excavated at 2.5 metres wide by 3.0 metres high, cross-cuts and access ramps to the stopes are excavated 3.0 metres wide by 3.0 metres high, and main access ramps are excavated 4.0 metres wide by 4.5 metres high.

Conventional diesel haul trucks are used for haulage of the ore to the run of mine (“ROM”) pad located close to the primary crusher site.

Employee and material movement in and out of the mine is via the mine portal driven into the side of the mountain, or from the Maria Isabel shaft.

Based on the geotechnical characteristics and the geometry of the San Javier and Milagros breccias, First Majestic has started the implementation of a variant of inclined caving for these areas. This configuration allows the extraction of ore by building draw-points at different elevations, starting from the outside of the deposits and working inwards as the lower levels are developed.

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As a result of the addition of the cyanidation plant in 2009, the only area operating at the old flotation plant is the crushing and grinding areas for the mined fresh ore. There are four ball mills at La Encantada, two processing fresh mined ore at an average rate of approximately 2,000 tpd, a third ball mill used until 2013 for processing tailings, and after the expansion of the crushing and grinding capacity, a new 12’ x 24’ ball mill, a new tertiary crusher, two vibrating screens and a series of conveyor belts have been installed. The plant expansion was completed in May 2015, and the ramp up to 3,000 tpd was attained in July 2015. Two balls mill with a capacity or 2,000 tpd sit in care and maintenance.

The fresh mined ore is comminuted and then cyanide is added to leach silver. The resulting pulp and cyanide solution are then sent by pipeline to a dynamic cyanidation plant for processing in order to obtain silver precipitates which are then melted in an induction furnace and poured into 25-30 kilogram silver doré bars containing between 80% to 90% silver.

The average head grade of fresh mine ore fed to the mill for 2015 was 161 g/t of silver. Metallurgical recovery of the fresh ore in the cyanidation plant was 57% resulting in the production of 2.53 million ounces of silver in 2015.

Total development during 2015 was 7,258 metres. In comparison, total development during 2014 was 13,818 metres. A total of 11,266 metres of exploration drilling were completed in 2015 at La Encantada which represents a 42% decrease in drilling compared to the 19,337 metres drilled 2014 due to budget constraints.

Capital and Operating Costs

The site production costs for La Encantada averaged $36.75 per tonne mined and milled during the year 2015. The La Encantada production costs are based on the mining, milling and processing of 851,600 tonnes of oxide ore during 2015. The annual production costs averaged $12.42 per ounce of payable silver in 2015. The AISC in 2015 was $16.47. Capital expenditures for expansionary items include exploration of the Ojuelas manto, and the expansion of the crushing and grinding capacity of the processing plant starting in late 2014 and during the first half of 2015. Capital expenditure for sustaining items in the past three years and planned for the next year are primarily related to underground development, infrastructure upgrades, equipment replacement, and infill exploration.

La Parrilla Silver Mine, Durango State, México

Certain of the information regarding the La Parrilla Silver Mine is based on the technical report prepared by Richard Addison, P.E. and Leonel Lopez, C.P.G. of RPM entitled, “Technical Report for the La Parrilla Silver Mine, Durango State, México” dated September 8, 2011 (the “2011 La Parrilla Technical Report”). Mr. Addison and Mr. Lopez are independent Qualified Persons for the purposes of NI 43-101. The 2011 La Parrilla Technical Report has been filed with securities regulatory authorities in each province of Canada. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the 2011 La Parrilla Technical Report which is available for review on SEDAR located at www.sedar.com. Additional information since the date of the 2011 La Parrilla Technical Report has been prepared by First Majestic under the supervision of Mr. Ramon Mendoza Reyes who is a Qualified Person for the purposes of NI 43-101.

Project Description and Location

La Parrilla Silver Mine is a producing underground silver mine and processing facility in Durango State, México. The mine is wholly-owned and operated by First Majestic Plata, S.A. de C.V. (“FM Plata”) a wholly-owned indirect subsidiary of the Company through CFM.

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La Parrilla consists of 40 contiguous mining concessions in the La Parrilla mining district of Durango State which provides mineral rights which cover an area of 69,460 hectares (171,589 acres). All of these mining concessions convey exploitation rights for 50 years from the date of registration. Additionally, First Majestic owns land surface rights through purchase and lease agreements covering a total of 144 hectares.

Certain of the La Parrilla claims were purchased from Grupo México and include a net smelter return (“NSR”) of 1.5% payable to Grupo México. The royalties payable thereunder are capped at $2,500,000. During the year ended December 31, 2015, the Company paid royalties of $0.2 million and as of December 31, 2015, total royalties paid add up to $2.4 million. There are no other encumbrances on La Parrilla mining concessions.

The La Parrilla area is located partly within Ejido San José de la Parrilla and partly within private property. FM Plata entered into an agreement for the surface rights (60 hectares) with Ejido San José de la Parrilla for a period of 15 years which is renewable under the provisions included in the Mexican Mining law to permit the use of surface rights for development of projects that are of general economic interest including mining operations. First Majestic has purchased the rest of the land holdings from private land holders.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The La Parrilla Silver Mine is located in the south-eastern part of the state of Durango, about 80 kilometres from the capital city of Durango. La Parrilla Silver Mine is well connected to various populated towns and villages within distances from 10 kilometres to 20 kilometres, including Nombre de Dios and Vicente Guerrero, which is a town of 12,000 inhabitants where banks, hotels, restaurants, churches and schools are available. Durango and Zacatecas cities are located at easy driving distance from La Parrilla for more specialized services such as universities and hospitals. Most of the supplies and labour required for the operation come in from small communities in the region and from the nearby cities of Durango, Vicente Guerrero, and Zacatecas.

Access to the La Parrilla mine is by Federal Highway No. 45 that connects Durango to Zacatecas city. A four kilometre detour at the 75 kilometre milestone leads to the village of San José de la Parrilla and to the mine and processing plant. La Parrilla is connected to the San José de la Parrilla village by a one kilometre dirt road. Driving time from the city of Durango to La Parrilla takes approximately one hour. International flights by commercial airlines to some major American cities and to most major Mexican cities are available from the cities of Durango and Zacatecas.

Power supply to the camp is provided by the national power grid. Potable water supply is provided from water wells. Telephone communications are integrated into the national telecommunications grid, including internet communications provided via copper wire from Telmex. Hand held radios are carried by all supervisors, managers and all vehicle operators for internal communications.

The climate at La Parrilla is semi-dry with annual average temperatures that vary from 12º C to 26º C, with an annual average of about 18º C. The annual average rainfall is about 580 millimetres with most of the rain occurring during the summer months, with only occasional rains during the winter. Occasional heavy rain storms may partially interrupt the La Parrilla operations.

Vegetation in the area consists of desert bush and shrub, including small mesquite, cacti, and grasses. At higher elevations there are pine, cedar and oak trees. Farming is mostly developed in the areas neighboring the population centers in the Mesa Central flatlands, and the principal crops are corn, beans and some wheat. Apple and peach trees are also grown in the region. Fauna in the area consists of deer, coyotes, small reptiles, and small animals such as rabbits, jackrabbits and birds of prey.

The La Parrilla property is located within the physiographic sub-province of Sierras y Llanuras de Durango, which straddles the Sierra Madre Occidental and the Mesa Central in northwestern México. This physiographic sub-province presents elevations of about 1,600 metres above sea-level in the Mesa Central and up to 3,000 metres above sea-level in the mountain peaks of the Sierra Madre Occidental. Topography in the La Parrilla area is dominated by either isolated mountains or northwest oriented mountain chains, all surrounded by the plateaus and flat lands of the Mesa Central. The main La Parrilla (San José) mine portal is located at an elevation of 2,100 metres above sea-level.

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History

Mining activity in La Parrilla mining district began during colonial times. La Parrilla consists of underground silver-gold-lead mines with a processing facility that was originally constructed in 1956. In 1960, the mining claims were acquired by Minera Los Rosarios, S.A. de C.V. (“Minera Los Rosarios”) who operated the mine until 1999 when operations were shut down due to low silver prices. The Comision de Fomento Minero (the “Comision”), a Mexican federal entity responsible for promoting and supporting mining, constructed a 180 tpd flotation plant at La Parrilla, which operated as a custom mill, processing ores from nearby areas, such as Chalchihuites, Sombrerete and Zacatecas. This plant was purchased in 1990 by Minera Los Rosarios from the Comision.

In 2004, First Majestic acquired the mining rights and the plant from Minera Los Rosarios and, in 2006, successfully negotiated the acquisition of the mineral rights held by Grupo México which surrounded the original La Parrilla mine. Today, First Majestic has consolidated ownership of the plant and all the mining rights of the land surrounding La Parrilla, where numerous mineral occurrences and mineral deposits are being investigated.

Geological Setting

The project is located in the border zone between the physiographic provinces of the Sierra Madre Occidental and the Mesa Central, in the northwestern part of México, within the sub province of Sierras y Llanuras de Durango. La Parrilla consists of a mining complex made up of four separate mines which include mineral deposits situated in the surrounding border of the geological contact zone between a diorite intrusion and a sequence of Cretaceous limestones.

La Parrilla’s mineral deposits are associated with geologic structures, which appear to be related to the main intrusive, dikes and sills. Breccia zones are developed at intersection of structures which created favourable conditions for mineral deposition. The contact zone between the intrusion and sedimentary rocks has also favoured the emplacement of metasomatic deposits.

The most important known deposits at La Parrilla occur as vein deposits that pinch and swell along strike, as well as downdip. These are enclosed by three main structural systems within the mining district. The first structural system may be related to the orientation of the regional intrusive stock. Its general strike is northeast 60º, dipping nearly vertical. It cuts through all regional rock units and it does not appear to contain economic mineralization.

The second structural system occurs with a general orientation of northwest 45º to northwest 75º dipping approximately 50º to 85º to the northeast. It cuts through limestone, diorite and skarn lithologies. It hosts several mineral deposits in the area such as Los Rosarios, La Blanca, El Cármen, San Cayetano and San José.

The third regional structural system is oriented north-south and dips to the east with variable angle from 45º to 90º. It is generally concordant with the stratification and it encloses mineral deposits in the form of veins and replacements, such as San Marcos, Quebradillas, San Nicolas and Vacas.

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Exploration

La Parrilla was discovered and partially developed from outcroppings by following mineralization along the structures during colonial times. Recently, the Company has carried out geophysical investigations within the areas of Quebradillas, Sacramento, Vacas, Santa Paula (formerly Los Perros) and other prospective areas. The survey resolved chargeability and resistivity anomalies, pointing to potential mineralized structures. Some of the anomalies over the main mineralized structures have been tested by drilling and some other anomalies in prospective areas still remain to be tested. In the second half of 2015, First Majestic started a comprehensive mapping and sampling campaign south of the Quebradillas pit in order to define exploration targets for 2016.

The Company's exploration budget for La Parrilla continued at reduced levels during 2015 in response to lower silver prices. The 2015 exploration program was mainly designed to replace the depleted Mineral Resources and Mineral Reserves and to upgrade some of the Inferred Resources.

Drilling

First Majestic took control of La Parrilla operations in January 2004, and in 2005 initiated an aggressive drilling program to explore the various areas of interest within La Parrilla holdings in 2005. From 2007 to the cut-off date of the 2011 La Parrilla Technical Report on June 30, 2011, a total of 60,774 metres were drilled. A total of 61,562 metres have been drilled at La Parrilla since the 2011 La Parrilla Technical Report. A total of 9,750 metres were drilled in 2015 which represents an increase of 68% compared to the 5,789 metres drilled in 2014.

La Parrilla’s drill-hole database is compiled in electronic format. The data base contains collar, surveys, lithology, and assay information with silver/gold/lead/zinc values and core photographs. Most of the holes are drilled at an angle to intersect vein or mineralized structures that generally dip at near vertical angles. Most of First Majestic’s drill holes are longer than 150 metres. Drill-hole deviation is assessed with a reflex surveying tool every 50 metres in exploration drill holes.

Core logging is performed by project geologists in each of the areas being investigated. In 2015, First Majestic implemented Datashed, as a data base administration platform, and Logchief, an electronic logging tool, in order to avoid paper logging and minimize transcription errors. The project geologists also determine the sample intervals. Trained assistants are in charge of core cutting and sampling as per the project geologists’ indications.

Mineralization

Mineralization styles at La Parrilla are typical of hydrothermal vein deposits and replacements associated with an intrusive-skarn contact zone. Weathering of the La Parrilla mineral deposits has produced oxidation and secondary enrichment zones containing cerargyrite, acanthite and carbonates (cerussite and hydrozincite), sulfates (anglesite), zinc silicates (willemite and hemimorphite), and iron oxides (hematite and goethite) that may reach depths of up to 150 metres from surface. In the sulphides zone, the primary minerals consist of pyrite, sphalerite, galena, some chalcopyrite, acanthite and silver sulfosalts (pyrargyrite and stephanite) associated with calcite and quartz as gangue minerals. Oxidation and secondary enrichment of these sulphides makes up the mineral concentrations in the upper parts of the deposits, which consist of halides (cerargyrite), carbonates (cerussite and hydrozincite), sulfates (anglesite), silicates (willemite and hemimorphite) and iron oxides (hematite and goethite).

Sampling and Analysis

(a) Sample Preparation

Core, ore control and mill samples are sent to First Majestic’s Central Lab which performs chemical analysis of silver, gold, lead and zinc.

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At the Central Lab, samples received are passed through a jaw crusher to reduce them to an approximate size of minus 1.3 centimetres (1/2”). A 500 gram split is taken and passed through gyratory or disk crushers to reduce its size to minus 10-mesh (1/8”) size. A 200 to 300 gram split is taken and placed in a drying oven at 120 degrees Celcius. After drying, the material is put into two pulverizers, one disk pulverizer and one ring puck pulverizer to grind the rock to minus 100-mesh. The resulting pulp is homogenized and ten grams taken for fire assay analysis of silver and gold for geology samples and for concentrates, 20 grams are taken for head samples and one gram is required for precipitate samples.

For gold and silver assaying, the ten-gram pulps are placed in fusion crucibles and placed into an electric furnace for fusion into lead buttons. The lead buttons are placed in cupellation cupels and placed into an electric furnace for cupellation into a silver-gold bead. The bead is weighed and then put into nitric acid to dissolve away the silver and then the remaining gold bead is weighed again. The microbalance used has a sensitivity of + 1 per 10,000 (equivalent to an actual grade of +0.1 gram per tonne), while the gold beads commonly range in weight from 100 milligrams down to less than 1 milligram. As a result, the determination of the smaller bead weight is at or below the detection limits of the microbalance.

(b) Check Assaying

For the period of October 1, 2008 to June 30, 2011 (the earlier date being the cut-off for information included in the 2011 La Parrilla Technical Report), First Majestic sent 103 sample duplicates to Inspectorate Laboratories and to Eco Tech Laboratory Ltd., two independent commercial laboratories in Reno, Nevada and Vancouver, British Columbia respectively for duplicate analysis. For the period of June 2011 to May 2013, core samples were assayed at the Central Lab with sample checks in a certified commercial laboratory. All of the sample batches sent to the Central Lab include quality controls such as standard reference materials, coarse and pulp blanks, field, coarse and pulp duplicates and pulp checks with a secondary laboratory. Channel sample checks are performed by analyzing random sample pulps at the Central Lab with assay checks done in a certified commercial laboratory. The assays include silver, gold, lead and zinc. For the period of June 2013 to December 2015, First Majestic sent all core and channel samples to SGS, an independent commercial laboratory in Durango, México for analysis.

The correlation for silver assays of coarse duplicate samples is only 66% due to discrepancies on high-grade samples, for instance Ag 5,752 g/t vs. Ag 2,970 g/t at the maximum assays, while the pulp duplicates correlation is acceptable at 93%. The correlation for assays of lead is 88% and 97% for coarse duplicate and pulp duplicate samples respectively. The correlation for zinc assays is 81% for coarse duplicate samples and 97% for pulp duplicate samples. The range of silver values is from zero to 5,752 g/t, with an average grade of 178 g/t, while the range for lead is zero to 30% with an average of 1.19% and for zinc is zero to 24% with an average grade of 0.87%.

(c) Security of Samples and Data Verification

The current QA/QC protocol followed at La Parrilla consists of insertion of three standard reference materials, coarse and pulp blanks, field, coarse and pulp duplicates, and pulp checks that are sent to a secondary certified laboratory. The total percentage of quality control samples inserted in each sample batch is around 20%. Quality assurance is done with basic statistics and visual inspection on correlation plots for assays results of the quality control samples.

Mineral Resource and Mineral Reserve Estimate

The La Parrilla mine has estimated Mineral Reserves for the following deposits:

•	La Rosa - Rosarios vein system

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•	San Marcos
•	Vacas
•	Quebradillas UG
•	San Nicolas
•	La Estrella

First Majestic is working on an updated resource and reserve estimate and technical report for La Parrilla. The following table sets out the most recent Mineral Reserve estimates for the La Parrilla mine prepared and reviewed by First Majestic's internal Qualified Person, Mr. Ramon Mendoza Reyes as of December 31, 2015.

TABLE 10

La Parrilla Mineral Reserves with an effective date of December 31, 2015

(update prepared under the supervision of Ramon Mendoza Reyes, PEng, QP Mining for First Majestic)

Mine	Category	Mineral Type	k tonnes	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag-Eq (g/t)	Ag (k Oz)	Ag-Eq (k Oz)

LA PARRILLA	Proven (UG)	Oxides	239	230	-	-	-	230	1,769	1,769
	Probable (UG)	Oxides	576	242	-	-	-	242	4,481	4,481
	Total Proven and Probable (UG)	Oxides	815	238	-	-	-	238	6,251	6,251
	Proven (UG)	Sulphides	676	212	-	2.15	2.27	331	4,610	7,210
	Probable (UG)	Sulphides	870	191	-	1.86	2.00	296	5,346	8,266
	Total Proven and Probable (UG)	Sulphides	1,546	200	-	1.99	2.12	311	9,956	15,475
	Total Proven and Probable (UG)	Oxides + Sulphides	2,362	213	-	1.30	1.39	286	16,207	21,726

(1) Mineral Reserves have been classified in accordance with the CIM Definition Standards on Mineral Resources and Mineral Reserves.

(2) Cut-off grade considered for oxides was 165 g/t Ag-Eq and is based on actual and budgeted operating and sustaining costs.

(3) Cut-off grade considered for sulphides was 160 g/t Ag-Eq and is based on actual and budgeted operating and sustaining costs.

(4) Metallurgical recovery used for oxides was 62% for silver and 71% for gold.

(5) Metallurgical recovery used for sulphides was 87% for silver, 76% for gold, 82% for lead and 67% for zinc.

(6) Metal payable used was 99.6% for silver and 95% for gold in doré produced from oxides.

(7) Metal payable used was 95% for silver, gold and lead and 85% for zinc in concentrates produced from sulphides.

(8) Metal prices considered were $17.50 /oz Ag, $1,200 /oz Au, $0.85 /lb Pb and $0.85 /lb zinc.

(9) Silver equivalent grade is estimated as: Ag-Eq = Ag Grade + [ (Au Grade x Au Recovery x Au Payable x Au Price / 31.1035) + (Pb Grade x Pb Recovery x Pb Payable x Pb Price x 2204.62) + (Zn Grade x Zn Recovery x Zn Payable x Zn Price x 2204.62) ] / (Ag Recovery x Ag Payable x Ag Price / 31.1035).

(10) Dilution was estimated at an average of 14% considering the true thickness of each deposit, the minimum mining width and a consideration for mucking and handling dilution.

(11) Tonnage is expressed in thousands of tonnes, metal content is expressed in thousands of ounces.

(12) Totals may not add up due to rounding.

The following table sets out the most recent Mineral Resource estimates for the La Parrilla Silver Mine prepared under the supervision of First Majestic's internal Qualified Person, Mr. Jesus M. Velador Beltran, MMSA QP Geology, as of December 31, 2015.

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TABLE 11

La Parrilla Mineral Resources with an effective date of December 31, 2015

(update prepared under the supervision of Jesus M. Velador Beltran, MMSA, QP Geology for First Majestic)

Measured and Indicated Mineral Resources

Mine / Project	Category	Mineral Type	k tonnes	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag-Eq (g/t)	Ag (k Oz)	Ag-Eq (k Oz)

LA PARRILLA	Measured (UG)	Oxides	281	254	-	-	-	254	2,295	2,295
	Indicated (UG)	Oxides	678	256	0.03	-	-	258	5,569	5,615
	Total Measured and Indicated (UG)	Oxides	958	255	0.02	-	-	257	7,863	7,909
	Measured (UG)	Sulphides	671	243	-	2.39	2.44	381	5,236	8,223
	Indicated (UG)	Sulphides	773	222	-	2.17	2.33	343	5,517	8,532
	Total Measured and Indicated (UG)	Sulphides	1,443	232	-	2.27	2.38	361	10,753	16,755
	Total Measured and Indicated (UG)	Oxides + Sulphides	2,402	241	0.01	1.36	1.43	319	18,617	24,664

Inferred Mineral Resources

Mine / Project	Category	Mineral Type	k tonnes	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag-Eq (g/t)	Ag (k Oz)	Ag-Eq (k Oz)

LA PARRILLA	Inferred (UG)	Oxides	2,841	266	-	-	-	266	24,281	24,281
	Inferred (UG)	Sulphides	4,078	215	0.08	2.50	2.47	355	28,219	46,573
	Inferred Total (UG)	Oxides + Sulphides	6,918	236	0.05	1.47	1.45	319	52,500	70,854

(1) Mineral Resources have been classified in accordance with the CIM Definition Standards on Mineral Resources and Mineral Reserves.

(2) Cut-off grade considered for oxides was 155 g/t Ag-Eq and is based on actual and budgeted operating and sustaining costs.

(3) Cut-off grade considered for sulphides was 150 g/t Ag-Eq and is based on actual and budgeted operating and sustaining costs.

(4) Metallurgical recovery used for oxides was 62% for silver and 71% for gold.

(5) Metallurgical recovery used for sulphides was 87% for silver, 76% for gold, 82% for lead and 67% for zinc.

(6) Metal payable used was 99.6% for silver and 95% for gold in doré produced from oxides.

(7) Metal payable used was 95% for silver, gold and lead and 85% for zinc in concentrates produced from sulphides.

(8) Metal prices considered were $18.50 /oz Ag, $1,300 /oz Au, $0.95 /lb Pb and $0.95 /lb zinc.

(9) Silver equivalent grade is estimated as: Ag-Eq = Ag Grade + [ (Au Grade x Au Recovery x Au Payable x Au Price / 31.1035) + (Pb Grade x Pb Recovery x Pb Payable x Pb Price x 2204.62) + (Zn Grade x Zn Recovery x Zn Payable x Zn Price x 2204.62) ] / (Ag Recovery x Ag Payable x Ag Price / 31.1035).

(10) Tonnage is expressed in thousands of tonnes, metal content is expressed in thousands of ounces.

(11) Totals may not add up due to rounding.

(12) Measured an Indicated Mineral Resources are reported inclusive or Mineral Reserves.

Mining Operations

La Parrilla operations include production from four different underground mines, and a small open pit. The underground operations are Rosario-La Blanca, San Marcos, Quebradillas and Vacas. The open pit has been developed on oxide ore situated atop the active Quebradillas underground mine. Mineral Reserves at the open pit have depleted but the Company has acquired additional adjoining land and is in the process of drilling and delineating an expansion of the pit to the northwest. The Quebradillas and Vacas projects, along with an extensive adjoining land package, were acquired from Grupo México in 2006.

The underground stoping method used for mining the near-vertical veins and ore bodies of the operations of La Parrilla is overhand cut and fill. Some long-hole stoping has been done in the recent past and long-hole stopes are currently being prepared to be mined at the San Marcos area. Stope cuts are currently drilled with hand-held pneumatic jackleg drills and jumbos. Stoping is largely done using breast-mining techniques, although some back stoping is also done. Ore is mucked in the stopes utilizing diesel-powered load-haul-dump units (“LHDs”), which have access to the stopes through crosscuts driven from ramps in the footwall of the stope. Once a stope has been completely mined out, backfilling is done using waste from development. The minimum mining width for all the mine operations is approximately 2 metres.

In 2015, mine and mill production from La Parrilla was of 4,036,398 equivalent ounces of silver from mining 667,702 tonnes of ore, of which 291,336 tonnes were oxide and 376,366 tonnes were sulphide ore. First Majestic metal production from La Parrilla has been 15.78 million ounces of silver-equivalent since the June 30, 2011 cut-off date of the 2011 La Parrilla Technical Report. Production at La Parrilla for the year ended December 31, 2015 amounted to 667,702 tonnes of ore of which 589,479 tonnes were processed from reserves and 78,223 tonnes were processed from material not in Mineral Reserves.

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Mine development for La Parrilla is done with conventional methods, although blasthole drilling with hand-held jackleg drills is being replaced with electro-hydraulic diesel-powered drill rigs (jumbos). The development sequence is still drill-blast-muck, with mucking done with rubber-tired, diesel-powered LHDs. Haulage of ore and waste is accomplished using both low-profile and highway type diesel dump trucks. Drifts and ramps require little ground support, and the operators are installing rock bolts with or without wire mesh, and also shotcrete in dubious ground conditions of the backs and ribs of drifts and ramps, and also in stope backs. Bored and conventional raises are largely unsupported with occasional rock bolting done where dubious ground conditions have been identified.

A considerable amount of mine development and exploration projects are required to sustain the ore reserves and stope development at the levels required to maintain the target production rates for La Parrilla. A total of 7,371 metres was developed during 2015. In comparison, a total of 8,981 metres of development was completed during 2014. The reduced level in development was in response to budget cut-backs due to the lower silver price environment. A total of 9,750 metres of exploration drilling was completed in the mines during 2015 as compared to a total of 5,789 metres of exploration drilling completed in 2014. Exploration drilling increased from 2014 to 2015 in order to continue expanding the known resources.

Capital and Operating Costs

The site direct production costs for La Parrilla averaged $42.35 per tonne mined and milled during the year 2015. The La Parrilla operating costs are based on the mining, milling and processing of 291,336 tonnes of oxide ore and 376,366 tonnes of sulphide ore during 2015. The annual production cost averaged $12.67 per ounce of silver in 2015 and AISC was $12.88 per ounce.

Capital funds expended in the past four years have been primarily related to underground development, open pit development, infrastructure upgrades, equipment purchases, extraction system and exploration. Capital expenditures budgeted for this year are mainly sustaining in nature to maintain current production levels, infrastructure upgrades, underground development, exploration and tailings management facilities upgrades.

San Martín Silver Mine, Jalisco State, México

Certain of the information in this section is based on the 43-101 Technical Report entitled “NI 43-101 Technical Report for the San Martín Silver Mine, State of Jalisco, México” prepared by Leonel Lopez, C.P.G. of RPM dated May 23, 2013 (the “2013 San Martín Technical Report”). The 2013 San Martín Technical Report has been filed with securities regulatory authorities in each province of Canada. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the San Martín Technical Report which is available for review on SEDAR located at www.sedar.com.

Additional information since the date of the 2013 San Martín Technical Report has been prepared by the Company under the supervision of Mr. Ramon Mendoza Reyes who is a Qualified Person for the purposes of NI 43-101.

Project Description and Location

The San Martín Silver Mine and processing plant are located next to the town of San Martín de Bolaños on the Bolaños River valley. The San Martín de Bolaños town is located in the northern part of Jalisco State, México. The San Martín mine is wholly-owned and operated by the Company through Minera El Pilón, S.A. de C.V. (“El Pilón”), a wholly-owned indirect subsidiary of the Company held by CFM.

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The San Martín processing plant is located on the eastern side of the Bolaños River, to the southeast of the San Martín de Bolaños town at an elevation of 850 metres above sea-level. The San Martín Silver Mine is located 10 kilometres northwest from the town at elevations varying between 1,080 and 1,190 metres above sea-level. The Universal Transverse Mercator (“UTM”) and geographic coordinates at the center of the San Martín mine area are north 2,375,500 and east 615,000 (zone 13) and 21 degrees 45’ north latitude and 103 degrees 45’ west longitude, respectively.

San Martin consists of 33 contiguous mining concessions in the San Martín de Bolaños mining district that cover mineral rights over 37,518 hectares. These include 33 mining concessions with exploitation rights. Mineral rights for the earliest titled concessions expire in the year 2024, and most other claims have expiration dates in the 2060s. All mineral rights may be renewed for a period 50 years following expiration. No royalties or any other encumbrances are due on any of the San Martín mining concessions.

In addition to mineral rights, San Martin consists of 1,296 hectares of surface land that cover the areas where the Company has the mines access, mine installations, and part of the access roads and an additional 160 hectares of surface land where the processing plant, camp, office facilities, maintenance shops, and tailings dams are located. A portion of the access roads to the mine are located on land owned by private owners. Some surface rights agreements with individual land owners also exist for parts of the access roads.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

San Martín is located 250 kilometres north from Guadalajara or 480 kilometres from the city of Durango. Driving time from Guadalajara is approximately four hours and from Durango approximately six hours. Flying time is approximately 45 minutes by charter plane from Guadalajara or 1.5 hours from Durango City. The town of San Martín de Bolaños constitutes the commercial centre for the immediately surrounding region. Major facilities, including international airports, are located in the cities of Guadalajara, Zacatecas and Aguascalientes.

The municipality of San Martín de Bolaños is occupied by approximately 3,000 people. The town is connected to the national power grid and it has standard telephone lines, internet availability, and satellite communications. Water for the town’s inhabitants’ consumption is pumped from wells. Other than the mine, being the largest employer in the region, most of the people living in the area depend on small scale farming, raising livestock, and growing fruit.

The San Martín mine and processing plant are connected to the national power grid through a substation located about 20 kilometres to the north at the neighbouring Bolaños Mine. Power is supplied by the grid at 33 kVa and 60 Hz cycle. Two 1,000-volt transformers supply power to the plant. Diesel generators are located at the plant for emergency and stand-by power in case of power interruptions. Air compressors are located at the plant to supply low-pressure air to the leach tanks. The water source for the processing plant is the Bolaños River, which supplies a permanent flow, except in extreme drought conditions, such as the one that occurred during the 2012 summer season, whereby, the Company built a 13 kilometre pipeline from the regional mountains, which is still in place today as a back-up. Mine and plant installations, including camp facilities, tailings storage and waste disposal areas required for the mining and milling operation of San Martín are located on company owned land.

The infrastructure on-site includes the support facilities for the operations, which are located near the plant and include the main administrative offices, warehouse, assay laboratory, tailings facilities, maintenance buildings, restaurant and other employee housing. The maintenance department operates from the extensive shops and warehouses located at the plant site and by the mine. Maintenance personnel are supplied for mine and plant requirements from this department.

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San Martín is located on the eastern slopes of the southern part of the Sierra Madre Occidental, in the Bolaños river valley. It is located at elevations of approximately 850 metres above sea-level. The Sierra Madre Occidental consists of a mountain range that borders the west coast of México and extends into the United States and part of Canada as the Rocky Mountains.

The climate in San Martín is generally warm and semi-wet with rain in the summer season. The year-round average temperature in the area is about 22 degrees Celcius, with the lowest monthly average in February (19.7degreesC), and the highest in May (30.5 degrees Celcius). Annual freezing temperatures in the region are recorded mostly during the month of February, and range from 0 to 20 days, while hail may occur during the rainy season for less than five days per year. Average yearly accumulated rainfall in San Martín de Bolaños is registered as 592 mm, most of which occurs during June through October. The highest monthly rate of precipitation is recorded at 197 mm during the month of October. The San Martín mine may operate all year with only occasional short interruptions by extraordinary seasonal rain events.

The climate and topographical conditions in the San Martín de Bolaños area support farming and cattle ranching by the river valley; however, in the surrounding areas, only sparse to moderately dense desert vegetation of bushes and shrubs cover the hill slopes. The mine area is within a transition zone that changes from desert grasses in the lower elevations to evergreens, pines and oaks and other types of trees at higher elevations.

History

San Martín is located on the southern portion of the north-south trending Bolaños graben, which consists of an approximately 20-kilometre long geologic structure along the Bolaños River. Since colonial times, most of the historical mining production from the region was extracted from the Bolaños Mine which is located on the northern part of the Bolaños graben. The most recent operators like Kennecott and Cyprus developed the mine into a 1,500 tpd underground mining and processing operation during the early 1980s.

Within the San Martín area, past mining developments included primarily underground workings in the Zuloaga vein with some drifting at the Ballenas, Mancha, Plomosa, Melón and Hedionda and partial discoveries of the La Blanca, Condesa, Cinco Señores, and Rosario veins among other smaller mine developments. According to historical records, over 41 million silver equivalent ounces have been extracted from about 6.1 million tonnes of mineral reserves from the property since 1983.

In 1981, Mr. Héctor Dávila Santos purchased the San Martín property, developed the mine, constructed the process plant, and then began production in 1983. In 1997 First Silver Reserve, Inc. (“FSR”) by way of reverse takeover, acquired all the shares of El Pilón and became the owner and operator of the San Martín Silver Mine. In April 2006 the Company entered into an irrevocable share purchase agreement to acquire a majority share interest of FSR from Mr. Dávila Santos. The Company took control of FSR and the San Martín mine in June 2006, and subsequently acquired the remaining shares of FSR pursuant to a business combination which closed on September 14, 2006.

Geological Setting

The San Martín mine lies in the southern part of the Sierra Madre Occidental, which is an extensive volcanic province extending from near the United States-Mexican border to the southeast into the states of Zacatecas and Jalisco. The province is composed of Tertiary age volcanic rocks that have been divided into a lower andesitic sequence of early Tertiary age (40 to 70 million years) and an upper rhyolitic sequence of middle Tertiary age (20 to 40 million years). Volcanism followed by faulting and mineralization occurred in the San Martín area during the late Miocene. Two distinct features have been recognized by different authors, the pre- and post-mineralization rock formations, and the marker unit Guásima Formation.

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Exploration

Historically, at San Martín, exploration programs have been primarily based on direct development workings and complemented with limited drilling. This allows for mine preparation at the same time as the exploration advances along the mineralized structures. The steep topography in the mine area makes proper surface drilling difficult mainly because some veins dip against the slope of the mountain range. However, in recent years, and particularly since 2002, more extensive programs have been carried out consisting of exploration based on diamond drilling, both from underground accesses and surface. During 2015, First Majestic started prospecting some previously identified structures in order to develop drilling targets for 2016. In 2015 the Catarina and Santa Cecilia veins were also identified and partially explored by developing an adit from surface.

A total of 74 kilometres of underground development has occurred at San Martín between the acquisition date of September 14, 2006 and December 31, 2015. A total of 7,680 metres were developed during 2015. This recent development program has been focused on the Rosarios, Hedionda, La Reyna and Guitarrona veins.

As at December 31, 2015, drilling has totalled 615 diamond drill holes with a total length of 101,421 metres at an average depth per hole of about 165 metres. A total of 3,640 metres of drilling in 22 holes were completed at San Martín during 2015. Most of the drilling carried out during 2015 was for delineation of known veins.

The Company’s geological staff at San Martín includes four active geologists and other Company geologists active throughout the Company’s other operations within México with full support from management, to carry out and supervise the exploration efforts in addition to eight samplers.

Mineralization

The San Martín mine was originally developed on the Zuloaga vein, which occurs along an east-west trending normal fault zone that dips 75 degrees to the north in average; the hanging wall of the fault was thrown-down 100 to 200 metres. The vein has been identified over a strike length of 3 kilometres, with a known vertical extent of about 350 metres. Production also occurs from the La Blanca Vein, a vertical split off of the Zuloaga vein. San Martin has carried out underground development workings along crosscutting veins to the Zuloaga vein providing access to other veins such as the Rosario, La Condesa, La Hedionda, La Huichola and La Esperanza veins which make up the current production.

The Rosario vein is recognized along strike for 3.8 kilometres and has a known vertical extension of about 130 metres. Mine workings developed along the vein include the Rosario mine, Old Rasario Mine, Huichola South, Mina del Agua, Condesa, and Cinco Señores. Its general orientation is to the north 30 degrees west dipping 72 degrees to the northeast. It occurs as a structurally-controlled mineralized breccia with oxidized mineralization and cemented with calcite and quartz. Channel sampling along the exploration drifts have indicated high-grade mineral concentrations in ore pockets the extension of which varies from a few metres up to about 150 metres in length and one metre to 15 metres in width. This long vein is intersected by other secondary veins such as La Hedionda, La Guitarrona, El Pitayo, La Reyna, and La Plomosa.

Drilling

Direct exploration development is integrated into the mine preparation programs, and for vein deposits this has proven to be the most cost effective method of exploration. For the 2015 calendar year drilling consisted of 22 drill holes from underground sites for a total length of 3,640 metres. All of the drilling during 2015 was carried out by First Majestic using its own rig (Diamec 232). Deep underground drilling is normally assigned to independent contractors as well as the surface programs. Additionally, for the same period, the Company developed about 7,680 metres of underground access development in drifts and crosscuts for exploration and drilling.

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Core drilling is incorporated in the regular mining operations to test the vertical vein projections and both walls for mine planning as well as for geologic investigations. First Majestic’s geology staff reports core recoveries of about 90 percent with exceptions in brecciated rock where it may drop to 50 percent. Core diameter used at San Martín is generally 37 millimetres (“BQ”) for short underground drill holes and 48 millimetre (“NQ”) for long underground and surface drilling. The core is then logged by the geology staff and sampled.

Sampling, Analysis and Security

San Martín’s current sampling team consists of two sampling crews with three employees each and two more samplers at the core shack. Representative chip samples are taken with chisel and hammer, collected on tarp and deposited in numbered bags for transportation to the laboratory. Core samples are taken at the camp facilities after the core logging has been completed.

Exploration sampling for reserve delineation in the San Martín mine is conducted by drifting along the mineralized zone so that channel samples can be taken and diamond drilling can be conducted. Channel samples are the primary means of sampling in the mine and are taken perpendicular to the vein structure, across the back of the drift. Core drilling is conducted locally to test the upward and downward projections of the structural zone at a distance from the drifts. Core samples are BQ size, and generally good core recovery with an average of 90% reported for the entire hole and 85% for the mineralized zones.

Chip and channel samples are collected from drifts, crosscuts, ramps, and stopes as required. Sampling is based on the vein width and the size of the opening being sampled. Samples commence at the lower left of the exposure being sampled, and continue at approximately one metre or less intervals in a semi-circle round to the lower right. Sample lengths honour geological, structural and mineralization contacts. Samples are then taken as continuous chip samples to approximately 2 cm depth across the entire length of the half-circle. An average one-metre long sample would weigh 1 to 2 kg.

Core drilling is conducted locally to test the upward and downward projections of the structural zone at a distance from the drifts. Core samples are BQ or NQ sizes in diameter, and holes are of generally good recovery with an average of 90% reported for the entire hole and 85% for the mineralized zones. Drill-hole and channel data are used in the resource estimation. Drilling results are applied in the grade calculations giving more weight to the larger-size channel sample data.

Chip, channel, core, mine development and production, and plant samples are sent to San Martín’s onsite laboratory for chemical analysis of silver and gold. In more recent years additional analyses by atomic absorption for lead and zinc in geology samples have become routine. A typical channel or core sample received by the laboratory, weighing approximately 2 kilograms, is passed through a jaw crusher to reduce it to minus 1.3-centimetre (1/2”) size. A 500-gram split is taken and passed through a gyratory crusher to reduce it to minus 10-mesh (1/8”) size. A 200 to 300 gram split is taken and placed in a drying oven at 150 degrees Celcius. After drying, the material is put into two pulverizers, one disk pulverizer and one ring and puck pulverizer, to control the metallic minerals, and to grind the rock to minus 100 mesh. The resulting pulp is homogenized and 10 grams taken for fire assay analysis of silver and gold for geology samples and concentrates; 20 grams for head samples and 1 gram for precipitate samples.

The 10-gram pulps are placed in fusion crucibles and placed into an electric furnace for fusion into a lead button. The lead buttons are placed in cupellation cupels and placed into an electric furnace for cupellation into a silver-gold bead. The bead is weighed and then put into nitric acid to dissolve away the silver and then the remaining gold bead is weighed again. The final gold bead weight is the gold content, while the difference in weight is the silver content for the samples.

To evaluate sample quality control, the Company performs multiple assays up to three times on some samples and periodic check analyses on samples. Pulp checks are systematically inserted every 20 samples and, since 2004, the sample checks have been sent either to Chemex Laboratories, SGS Laboratories, Met-Mex Peñoles Laboratory, Laboratorio Industrial Metalurgica Herrera or to First Majestic’s Central Lab.

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RPM reported that their review of field duplicates, lab duplicates, pulp duplicates, and duplicates analyzed at a secondary lab found that taking into consideration the nature of the mineralization at the San Martín veins, there is an inferred satisfactory level of precision in the results reported by the onsite San Martín lab. The detailed review of the available standard and blank results found some limitations, but has overall inferred a satisfactory level of accuracy within the silver results reported by the onsite lab at San Martín. Gold started to be assayed at the San Martín lab in 2013; assay checks are being carried out at First Majestic´s Central Lab systematically to assess precision and accuracy.

Review by RPM of secondary check sample results reported has found that the levels of bias are not significant enough to cause RPM to be concerned with the original reported sample assay quality.

Mineral Resources and Mineral Reserves

The Company uses conventional, manual methods, assisted by computer databases, to estimate the tonnage and average grades of the mineral resources and reserves. No further independent Resource Estimates have been conducted since December 31, 2012, the effective date of the 2013 San Martin Technical Report. The following table sets out the most recent Mineral Reserve estimate for the San Martín mine prepared and reviewed by the Company’s internal Qualified Person, Mr. Ramon Mendoza Reyes, P.Eng. as of December 31, 2015.

TABLE 12

San Martin Mineral Reserves with an effective date of December 31, 2015

(update prepared under the supervision of Ramon Mendoza Reyes, PEng, QP Mining for First Majestic)

Mine	Category	Mineral Type	k tonnes	Ag (g/t)	Au (g/t)	Ag-Eq (g/t)	Ag (k Oz)	Ag-Eq (k Oz)

SAN MARTÍN	Proven (UG)	Oxides	685	251	0.25	269	5,523	5,915
	Probable (UG)	Oxides	1,074	269	0.10	276	9,281	9,526
	Total Proven and Probable (UG)	Oxides	1,759	262	0.16	273	14,804	15,440

(1) Mineral Reserves have been classified in accordance with the CIM Definition Standards on Mineral Resources and Mineral Reserves.

(2) Cut-off grade considered for oxides was 180 g/t Ag-Eq and is based on actual and budgeted operating and sustaining costs.

(3) Metallurgical recovery used was 79% for silver and 86% for gold.

(4) Metal payable used was 99.6% for silver and 95% for gold.

(5) Metal prices considered were $17.50/oz Ag, $1,200 /oz Au.

(6) Silver equivalent grade is estimated as: Ag-Eq = Ag Grade + (Au Grade x Au Recovery x Au Payable x Au Price) / (Ag Recovery x Ag Payable x Ag Price).

(7) Dilution was estimated at an average of 16% considering the true thickness of each deposit, the minimum mining width and a consideration for mucking and handling dilution. Mining loss is estimated at 4%.

(8) Tonnage is expressed in thousands of tonnes, metal content is expressed in thousands of ounces.

(9) Totals may not add up due to rounding.

Table 13 sets out the most recent Mineral Resource estimate for the San Martín Silver Mine prepared under the supervision of the Company’s internal Qualified Person, Mr. Jesus M. Velador Beltran, MMSA, QP Geology as of December 31, 2015.

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TABLE 13

San Martin Mineral Resources with an effective date of December 31, 2015

(based on internal estimates prepared under the supervision of FMS Qualified Person)

Measured and Indicated Mineral Resources

Mine / Project	Category	Mineral Type	k tonnes	Ag (g/t)	Au (g/t)	Ag-Eq (g/t)	Ag (k Oz)	Ag-Eq (k Oz)

SAN MARTÍN	Measured (UG)	Oxides	847	274	0.25	292	7,474	7,966
	Indicated (UG)	Oxides	1,465	270	0.09	276	12,714	13,020
	Total Measured and Indicated (UG)	Oxides	2,313	272	0.15	282	20,188	20,986

Inferred Mineral Resources

Mine / Project	Category	Mineral Type	k tonnes	Ag (g/t)	Au (g/t)	Ag-Eq (g/t)	Ag (k Oz)	Ag-Eq (k Oz)

SAN MARTÍN	Inferred Total (UG)	Oxides	4,212	262	0.08	268	35,474	36,272

(1) Mineral Resources have been classified in accordance with the CIM Definition Standards on Mineral Resources and Mineral Reserves.

(2) Cut-off grade considered for oxides was 170 g/t Ag-Eq and is based on actual and budgeted operating and sustaining costs.

(3) Metallurgical recovery used was 79% for silver and 86% for gold.

(4) Metal payable used was 99.6% for silver and 95% for gold.

(5) Metal prices considered were $18.50 /oz Ag, $1,300 /oz Au.

(6) Silver equivalent grade is estimated as: Ag-Eq = Ag Grade + (Au Grade x Au Recovery x Au Payable x Au Price) / (Ag Recovery x Ag Payable x Ag Price).

(7) Tonnage is expressed in thousands of tonnes, metal content is expressed in thousands of ounces.

(8) Totals may not add up due to rounding.

(9) Measured an Indicated Mineral Resources are reported inclusive or Mineral Reserves.

The resource estimation contained in Table 13 is based on projections of the mineralized zones of 25 metres from the data points obtained from drillholes and channel samples for the Measured Resources, and another 25 metres beyond the boundaries of the Measured Resources for the blocks of Indicated Resources. The grade for these blocks is determined from the grade estimated for the adjacent reserve blocks, and sampling in mine workings and drill holes located within the block area.

The Measured and Indicated Mineral Resources are inclusive of those Mineral Resources modified to produce the Mineral Reserves.

Mining Operations

From 1983 to 2015 mining operations at San Martín included underground operations at the Zuloaga vein which was largely developed through six main adit levels at an approximate 35 metre vertical separation. Each one of the levels has been developed to a maximum extension of approximately 3,000 metres, with interconnecting ramps between levels, and all have surface access to the Cerro Colorado hillside. Since 1983 to the December 31, 2012 cut-off date, over 5.4 million tonnes of silver ore have been extracted and processed for sales of approximately 38.1 million ounces of silver, including some gold and lead. Most of the San Martín ore production has been mined from the Zuloaga vein, with only minor production extracted from the La Blanca, Rosario, Cinco Señores, Condesa, and La Esperanza veins as this production only commenced in 2014.

The old mine was developed on the Zuloaga vein, which has by far been the most extensively developed vein in the district, having accounted for about one-half of the silver production in the district. The mining operation on the Zuloaga vein consists of six main levels and partial development in another three levels (Pinolea, San Carlos, La Escondida) spanning a vertical interval of approximately 350 metres. Main access levels are San José, Santa Maria, Ballenas, Cangrejos, San Pablo, San Juan and San Carlos, all with access from surface adits and various interconnecting ramps, from elevations of 1080 to 1600 metres above sea-level. Recent production now occurs from the La Blanca vein, a vertical split off the Zuloaga vein. The Zuloaga vein occurs along an east-west trending normal fault zone that dips an average 75 degrees to the north, with the hanging wall of the fault down-dropped 100 to 200 metres relative to the footwall.

In 2015 production was generated from the Rosario and Huichola vein systems. Mine development was focused at the Rosario, Hedionda, La Reyna and Guitarrona structures in order to bring these areas into production. There are eleven cut and fill stopes currently in production in these areas.

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Mechanized cut and fill stopes are developed either directly on the vein or by first driving a drift on the vein and then driving a parallel drift about eight metres away, leaving a pillar between the drifts. Crosscuts are then driven about every 10 metres from the parallel drift through the pillar to the vein for ore extraction. Raises are driven as needed to provide access, services and ventilation. During the last three years a long-hole drill system has been operating to recover some ore that was left in the pillars. Stopes are mined by breasting down, and drilling is with a single-boom jumbo or with hand-held jackleg air drills. Blasting is performed using ANFO primed with sticks of water gel, which is initiated with a non-electric initiation device.

Underground loading and haulage is performed with two cubic yard, three cubic yard and five cubic yard LHD machines (Scooptrams) and 10 to 22 tonne capacity trucks. Mineralized material from the underground workings is hauled to stockpile areas near the main adits. This ore is loaded from the stockpiles with front-end loaders into 22-tonne capacity trucks for transport to the mill some 13 kilometres away over a gravel road. Ore haulage from the mine to the mill is performed by a contractor.

Since December 31, 2012, several improvements have been made at the mill in order to improve efficiencies, costs and throughput. During 2015, production focused on higher grade ore and improvements in silver recovery, as a result, mill throughput capacity averaged 957 tpd. Silver ore is processed by conventional cyanidation, using agitation in tanks, counter-current decantation (“CCD”) thickening, and precipitation of the dissolved silver and gold by cementation with zinc dust in the Merrill-Crowe process. The Company also runs additional processes including an acid wash and lead elimination processes prior to producing a final precipitate. The precipitate is then smelted to produce silver doré for shipment to commercial refineries. In addition to the cyanidation system, the plant can produce a gravity concentrate and there is also a flotation circuit which is presently in care and maintenance pending further capital investment and improved and sustained prices of lead and zinc. The average daily throughput in 2015 was 957 tpd all of which was through the cyanidation circuit for the production of silver doré.

Production for 2015 amounted to 349,193 tonnes grading 260 g/t Ag and 0.59 g/t Au resulting in total silver production of 2,296,965 ounces plus 425,094 ounces of silver equivalents from gold production for a total equivalent silver ounces of 2,722,059. Approximately 303,777 tonnes of ore came out of the current delineated Reserve/Resource while 45,416 tonnes were mined from areas that were not included in any previous delineated estimates.

Since December 31, 2012, the cut-off date of the 2013 San Martin Technical Report to December 31, 2015, a total of 1.04 million tonnes have been mined from San Martín representing approximately 6.21 million ounces of silver equivalent (including gold) It should be noted that since the cutoff date of the Technical Report, 879,962 tonnes were mined from material included in the reserves and 155,801 tonnes were mined from material not in reserves.

Capital and Operating Costs

The production costs for San Martín averaged $56.80 per tonne mined and milled during 2015. The San Martín production costs are based on the mining, milling and processing of 349,193 tonnes of oxide ore during 2015. The 2015 annual production costs averaged $8.65 per ounce of silver and AISC was $9.22 per ounce.

Capital expenditures for the San Martín mine operation during the last few years have mainly been for replacement of mine equipment and mine development and exploration. Throughput during 2015 was 957 tpd.

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Del Toro Silver Mine, Zacatecas State, México

Certain of the information on the Del Toro Silver Mine is based on the updated and restated technical report titled, “Technical Report for the Del Toro Silver Mine, Zacatecas State, México” prepared by Leonel Lopez, C.P.G. of RPM and dated August 20, 2012 (the “2012 Del Toro Technical Report”). Mr. Leonel Lopez is an independent Qualified Person for the purposes of NI 43-101. The 2012 Del Toro Technical Report is an update of the previously filed technical report for the Del Toro Silver Mine dated May 18, 2012 and includes results of additional drilling and assays completed to June 30, 2012. The 2012 Del Toro Technical Report has been filed with the securities regulatory authorities in each province of Canada. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the Del Toro Technical Report which is available for review on SEDAR at www.sedar.com.

Project Description and Location

The Del Toro Silver Mine is located near the municipality of Chalchihuites, in the northwestern part of the State of Zacatecas, México. The property is wholly-owned and operated by First Majestic Del Toro, S.A. de C.V. (“FM Del Toro”), a wholly-owned, indirect subsidiary of First Majestic.

The Del Toro mine consists of 39 mining concessions including 26 contiguous concessions, five concessions in a neighboring area and eight other concessions that have been recently acquired by First Majestic, covering a total mineral rights surface of 1,010 hectares (2,496 acres). These mining concessions include exploitation rights. Mexican mining concessions include mineral rights for a renewable period of 50 years from the date of the title. The earliest renewal date for First Majestic's concessions at Del Toro are for the Perseverancia concession which has a renewal date of April 23, 2021. FM Del Toro owns all mineral rights in the concessions, including the recently acquired Beatriz, Zaragoza, Milagros, Ivone, Santa Clara 3 and Caridad.

The Verdiosa and Nueva India mining claims have a 1% NSR royalty capped at $200,000 and $500,000, respectively. There are no other encumbrances on the Del Toro mining concessions.

At Del Toro, the access to San Juan, Perseverancia and most other mining prospects is open due to historical works and developments. First Majestic has acquired five parcels of surface rights covering 216.31 hectares (534.5 acres) from private owners for plant installations, tailings storage, and other project's requirements. Del Toro's Environmental Impact Study was approved and permits for change of the use of land were granted.

The Del Toro mine includes three main mineral deposits under exploitation, exploration and further development, being San Juan and Lupita in the San Juan mine and San Nicolas vein in the Perseverancia mine, as well as two newer areas recently developed, being the Dolores and Zaragoza mineral deposits. Four areas which are currently being defined by drilling and underground development are: Santa Teresa, Purisima, Carmen Consuelo and Lupita North. Ground breaking for the construction of a dual process 4,000 tpd plant commenced in April 2011 but was suspended in late 2013 due to a rationalization of capital expenditures motivated by lower metal prices. Due to a larger transition ore area within the San Juan mineralized deposit which contains high lead content and the reduction in the original investment plan, in May 2014, it was determined that the most economical method of production was to process this transition ore through flotation rather than cyanidation. Until sufficient oxide ores are delineated and developed, mineralized material from San Juan, Perseverancia, San Nicolas and other areas will be processed through flotation. During 2015, the flotation circuits of the processing plant operated at an average rate of 1,522 tpd. Further expansion to 4,000 tpd has been deferred pending a management decision which will be based on future silver prices. The capital investment in the San Juan shaft, underground development and the installation of two semi autogenous grinding mills (“SAG”) which are required to achieve 4,000 tpd was deferred.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Del Toro Silver Mine is located in the northwestern part of the state of Zacatecas, about 150 kilometres northwest of the capital city of Zacatecas in the bordering zone between the Sierra Madre Occidental and Mesa Central provinces. It is located at about 40 kilometres southeast of First Majestic's La Parrilla Silver Mine and approximately 120 kilometres southeast of the capital city of Durango. It is located at elevations ranging from 2,300 metres to 2,900 metres while the adjacent Sierra Negra and Sierra Chalchihuites reach elevations of 3,000 metres.

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Access to the Del Toro mine is by highway 45 from Durango City, 120 kilometres to the southeast past the La Parrilla Silver Mine. Driving time from Durango to Chalchihuites is about two hours. The property boundary is located approximately one kilometre to the east of the village of Chalchihuites and the mill is located approximately three kilometres away from the property and can be accessed by all-weather dirt roads.

Another route of access to Chalchihuites is from the city of Zacatecas by highway 45 to the northwest for 170 kilometres; from the city of Sombrerete a 50 kilometre highway leads west to the village of Chalchihuites. Driving time from Zacatecas to Chalchihuites is about 3 hours. The towns of Vicente Guerrero in the state of Durango (21,000 inhabitants at an elevation of 1,960 m) and Sombrerete in the state of Zacatecas (58,000 inhabitants at an elevation of 2,300 metres) are located within 50 kilometres from the Del Toro Silver Mine area.

The Chalchihuites region's main economic activities are agriculture, cattle and mining. Electric power is provided by the national grid. Potable water is available to all the towns from water wells. The Gualterio railroad station is located 10 kilometres from Chalchihuites with connections to the rest of the country.

All basic facilities such as hotels, restaurants, telephone, including cellular, banking and postal service are available in most major population communities within the region. Elementary and secondary schools are available in all medium to major cities within the region. Higher education institutions are established in Durango and Zacatecas cities. Airports with service for international flights are available at Durango and Zacatecas cities, at 2.5 hours and 3 hours driving distance respectively from the Del Toro mine.

Approximately 4,000 inhabitants live in the village of Chalchihuites. Numerous other villages and towns are located within the mining district, such as José María Morelos (about 1,000 inhabitants), San José de Buena Vista (700 inhabitants), El Mineral de La Colorada (500 inhabitants), La Candelaria (500 inhabitants), Piedras Azules (400 inhabitants) and El Hormiguero (300 inhabitants).

The climate of the Del Toro area is moderate with average annual temperatures of 16˚C to 18˚C and semi-wet with annual total rainfall of 600 millimetres to 700 millimetres. The main rainy season occurs during the months of July to October.

Vegetation in the area consists of xerophile plants in the lower elevations, including cactuses (maguey, nopal and biznaga) and grasslands, while in the higher elevations the predominant vegetation consists of coniferous or evergreen oak forests (pine and oak trees). Most farming (corn, beans, chiles, wheat and some fruit trees such as apples and peaches) in the area takes place in the valleys and lower elevation zones.

History

The Del Toro mine is located near the municipality of Chalchihuites, in the northwestern part of the state of Zacatecas, México. According to historical references during the period of 1554 – 1558, the Spanish captains Martín Pérez and Francisco Ibarra carried out expeditions to explore the Sombrerete, Chalchihuites and San Martín mineral zones.

First Majestic initiated investigations in the Chalchihuites area in late 2004 under option agreements. First Majestic has consolidated ownership of a group of 39 properties in the Del Toro area. This group of properties includes the San Juan and Perseverancia silver deposits. The newly discovered San Nicolás mineralization is located within the Perseverancia group of properties.

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Mineral deposits of the Chalchihuites mining district (the "Chalchihuites District") consist of underground silver-gold-lead-copper mines. The Chalchihuites District comprises numerous small mine developments located around a regional granodiorite intrusive within metasomatic rocks at the contact with Cretaceous limestones. Mineralized structures include vein-type, manto replacement, and breccia pipe deposits. Most mine workings within the Chalchihuites District are superficial developments with exceptions at the San Juan mine where a 90 metres deep shaft was developed to extract some of the high grade silver minerals, and at the Perseverancia silver mine where two shafts were developed following two adjacent breccia pipe deposits to a depth of about 200 metres. No official records exist of mineral production from the Chalchihuites mines; however, historical production by surveying volumes of old stopes within the San Juan and Perseverancia mine workings suggest that approximately 4 million oz of silver were extracted from these mines at an estimated grade of about 700 g/t Ag, 10 % to 35% Pb and 2 to 3% Zn. The Perseverancia mine was operated by Mr. Raúl Mazatán for a period of 23 years until 1997 shipping 150 to 300 hand-sorted ore tonnes per month to the Peñoles smelter in Torreón city. The ore was reported to contain 1,500 to 3,000 g/t Ag and 20 to 40% Pb in sulphides.

Geological Setting

The Chalchihuites District consists of multiple mineral occurrences enclosed by skarns which surround a regional intrusive and various satellite stocks of granodiorite composition intruding Cretaceous limestone rocks of the Cuesta del Cura and Indidura Formations.

Regional geology of the Chalchihuites District is dominated by a 15-kilometre long north 60 degree west anticline. This structure is composed of an uplifted sedimentary calcareous sequence of Cretaceous rocks intruded by a granodiorite intrusive with approximate dimensions of seven kilometres by one kilometre. The Del Toro mineral deposit's geology consists of mineralized structures within skarn and granodiorite along the contact zone between the intrusive stock and sedimentary rocks of the Indidura and Cuesta del Cura Formations.

The Chalchihuites District mineral occurrences generally consist of silver/lead/zinc/copper in oxidized and sulphide mineral concentrations. At present, First Majestic's exploration in the Del Toro area is focused in the San Juan, Lupita, Dolores, and San Nicolás mineral deposits. The San Juan deposit comprises three silver/lead/zinc mineral concentrations identified by underground workings and drilling. These mineral concentrations consist of mineralization with oxides in the upper parts, a transition zone where the mineralization is a mixture of oxides and sulphides and mainly sulphides at depth. The Perseverancia deposit comprises two high grade breccia pipes with silver/lead/zinc in sulphides. The Dolores, Lupita, Zaragoza and San Nicolás consist of vein deposits which have been developed since 2013.

Exploration

Since the acquisition of the Del Toro mine, First Majestic has conducted an exploration and development program that includes ramps construction, drifting and crosscutting into the old working areas of the San Juan, San Nicolás, Perseverancia, and Dolores areas to access the mineralized zones and for preparation of underground workings for drilling sites.

First Majestic's exploration, preparation and development program for Del Toro has been focused on the investigation of four main mineral deposits within the Chalchihuites District: (i) San Juan which includes four mineral domains or deposits (Ore bodies 1, 2, 3, Zinc body) and the new Lupita vein; (ii) Perseverancia which includes the San Nicolas vein and two chimneys; (iii) the Dolores vein system and (iv) the Santa Teresa vein in the Dolores mine area, which mineralized structure was delineated during the exploration program of 2015. The recently discovered vein is already being developed for production at two different levels.

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First Majestic has carried out two geophysical investigations to confirm previous studies within the Del Toro property. These investigations have confirmed the presence of significant chargeability, resistivity and magnetic anomalies in skarn and intrusive rock. Other studies carried out by First Majestic in the property include a systematic geochemical exploration survey over the whole property and alteration mapping using a Terraspec® ASD (Analytical Spectral Device). The geochemical program included a total of 1700 soil and rock samples to confirm and assess some of the target areas resolved by the geophysical surveys. Lead, zinc and silver geochemical anomalies were resolved and defined exploration targets are being investigated. Geochemical samples were collected on a 50 by 100 metres grid and quality controls (reference standard materials, blanks, duplicates and pulp checks) were inserted in every sample batch prior to submission to the laboratory. All the samples were analyzed at the La Parrilla’s Central Lab and pulp checks were analyzed at SGS. The geochemical, alteration and geophysical surveys resolved anomalies that in combination with geologic mapping have resulted in the definition of new exploration targets; e.g. Fanny-Lupita, Zaragoza-Huitron, Carmen-Consuelo, San Marcelo and Cotorras. The targets have been classified into shallow vein targets (structurally controlled) and deep massive sulphide replacement targets supported by geophysical anomalies.

Mineralization

Mineralization at the Chalchihuites District is a typical assemblage of metasomatic deposits and hydrothermal vein deposits with high silver content. These mineral assemblages have been affected by oxidation and secondary enrichment processes. The assemblages mainly consist of pyrite, sphalerite, galena, some chalcopyrite, argentite and other silver sulfosalts associated with calcite and quartz as gangue minerals. Oxidation and secondary enrichment of these sulphides makes up the mineral concentrations in the upper parts of the deposits, such as the Cuerpo Uno at the San Juan deposit, which contains silver species such as: ceragyrite and achantite, carbonates (cerussite, hydrozincite, hemimorphite, malachite, azurite), sulfates (anglesite, willemite, jarosite), and iron oxides, hematite and goethite.

Drilling programs at the Del Toro mining district have been limited by past operators since the best exploration results may have been obtained through underground development. However, First Majestic has obtained positive results by increasing the amount of drilling to define the extent of known deposits and to evaluate new mineralized zones, as well as to investigate the continuity of ore shoots along strike and to depth for development.

In 2005, First Majestic initiated a drilling program to explore the various areas of interest within the Del Toro holdings. The initial campaign was completed between 2004 and June 2012 and consisted of 141 diamond drill-holes, for a total drilled depth of 45,143 metres that were drilled in San Juan, Perseverancia, Dolores and San Nicolas. From the last Technical Report with cut-off date of June 30, 2012 to December 31, 2015 the exploration program has continued with a total of 218 holes have been drilled for a total depth of 44,596 metres.

Drilling

First Majestic has been drilling within the Del Toro property since November 2005, shortly after executing an option agreement to acquire the Perseverancia group of properties.

First Majestic’s exploration drilling program at Del Toro up to December 31, 2015 included a total of 359 holes for a total drilled length of 89,739 m. During 2015, First Majestic drilled 9,470 metres in a total of 42 drill holes of which 25 were underground and 17 were from surface. Most of the drilling during 2015 was carried out by Servicios Perforacion México S.A. de C.V. and Versa Perforaciones S.A. de C.V. A minor proportion of drilling was carried out by First Majestic.

First Majestic’s drill-hole database is compiled in electronic format, which contains collar, assay intervals, lithology, and assay information with gold, silver, lead and zinc values. Most of the holes are drilled at an angle to intersect vein or mineralized structures that generally dip at near vertical angles. Based on geologic interpretations, First Majestic has detected no apparent deviations in drill holes. First Majestic implemented a down-hole surveying procedure which is performed during drilling every 50 metres. Core recoveries of 90% or greater are generally obtained from underground or surface drill-holes. From June 30, 2012 to December 31, 2015, a total of 44,596 metres were drilled and all of the drill-hole information has been incorporated into a digital database.

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Core logging is performed by Del Toro’s exploration geologists in each of the areas being investigated. The geologists also determine the sample intervals. Samples are generally taken according to geologic features generally at less than 1.50 metres sample intervals. Trained assistants are in charge of core measuring to determine recoveries, splitting and sampling as per the geologist's indications. All core samples from the 2015 exploration campaign were sent for assaying to the First Majestic Central Lab. Quality controls such as reference standard materials, coarse and pulp blanks, field, coarse and pulp duplicates and pulp checks are inserted in every sample batch from exploration drilling.

Geologic interpretations carried out by First Majestic geologists on site were based on cross sections at 30 metres spacing along the strike of the mineralized structures. Plan view interpretations are prepared at about 10 metres elevation intervals. These sections and plan view maps are the basis for the Mineral Resource estimates.

Grades of resource blocks are estimated using drill-hole intercepts and channel samples along drifts and crosscuts in underground.

Sampling and Analysis and Security of Samples

The current sampling team at the Del Toro mine consists of two sampling crews with three employees each for underground and channel sampling, one sampler for drill core, and one sampling supervisor. This process is managed by two project geologists.

All samples are placed in pre-numbered bags which are sealed including sample number inside and outside of the bags. The individual sample bags are collected in sacs that contain all the samples of one drill hole or one mine stope.

Channel samples and production drilling core samples are sent to the mine’s laboratory and all the exploration core and chip samples are sent to First Majestic’s Central Lab. Custody of the samples remains with the First Majestic project geologist until delivered to the representative of the external lab.

Exploration sampling for Resources delineation at Del Toro is conducted by drifting, crosscutting and ramps construction for access to the mineralized zones so that channel samples can be taken. Channel samples are the primary means of sampling in the mine workings and are taken perpendicular to the vein structures, across the back of the drift and across the drifts and workings, generally from the footwall towards the hanging wall of the mineralized structure. Sampling crews take channel samples at regular intervals ranging from 2 metres to 3 metres, typically with several samples along every sampling channel on new openings (drifts, crosscuts, ramps, stopes, etc.). Channel samples are taken in consecutive lengths of less than 1.50 metres along the channel, depending on geologic features. Channel samples are taken with chisel and hammer, collected in a canvas tarp and deposited in numbered bags for transportation to the laboratory.

A channel "line" typically consists of two or more individual samples taken to reflect changes in geology and/or mineralogy across the mineralized structural zone. Each sample weighs approximately two kilograms. All channels for sampling are painted by the geologist and numbered on the drift's walls for proper orientation and identification.

The assay QA/QC program currently followed at Del Toro consists of the following quality control samples, which represent an insertion rate of 20% of the original samples: three reference standard materials, coarse and pulp blanks, field, coarse and pulp duplicates and pulp checks that are sent to a commercial certified laboratory for every sample batch. Quality assurance consists of performing basic statistics for assays of the quality controls and doing visual inspection on correlation plots prepared with the assay data of the quality controls.

Sampling of the drill core is done after the core has been logged by the project geologists. The geologist marks the core on the basis of geologic and mineralization features. Then the sampling crew splits the core with a diamond saw, as indicated by the geologist and one half of the core is placed in a numbered bag and sent to the First Majestic Central Lab.

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Drill-hole data is included in the Resources calculations, and is generally applied at Del Toro in the Resource projections. Drilling results are applied in the grade calculations giving more weight to the larger-size channel sample data.

Mineral Resources and Mineral Reserves

Exploration studies at the Del Toro from 2004 to December 31, 2015 comprise an aggregate of 359 drill holes completed from underground and surface sites for a total of 89,739 metres drilled, 15 kilometres of geophysical surveying (IP/RA) covering 2,325,000 square metres of aeromagnetic investigation and over 1,700 soil and rock samples for geochemical research taken at a 50 by 100 metres spacing and covering the whole property. Alteration and structural mapping has been also carried out during 2015.

Geologic interpretations of the San Juan deposits indicate the presence of several vein-like and replacement deposits, while surface and underground mapping at Perseverancia suggest potential for additional high grade veins and chimneys. During the Perseverancia ramp development in November 2011, the San Nicolas chimney was discovered. Development and production is now in progress at the San Nicolas vein. The Company’s planned exploration program for 2016 is focused on expanding resources around the known veins and chimneys in San Juan, Perseverancia, drilling shallow vein targets around Lupita and Purisima veins and deeper chimney and manto type targets around Perseverancia mine. A surface drilling program is also planned to explore the vein system of Carmen–Consuelo and the San Marcelo and Lupita geophysical anomalies. First Majestic continues with an exploration program in the area with the goal of increasing, upgrading and adding new resources at Del Toro.

The following table shows the most recent Mineral Resource estimates for the Del Toro Silver Mine prepared under the supervision of the Company’s internal Qualified Person, Mr. Jesus M. Velador Beltran, MMSA, QP Geology, as of December 31, 2015:

TABLE 14

Del Toro Mineral Resources with an effective date of December 31, 2015

(based on internal estimates prepared under the supervision of FMS Qualified Person)

Measured and Indicated Mineral Resources

Mine / Project	Category	Mineral Type	k tonnes	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag-Eq (g/t)	Ag (k Oz)	Ag-Eq (k Oz)

DEL TORO	Measured (UG)	Transition + Sulphides	1,054	201	0.07	3.54	2.04	327	6,823	11,090
	Indicated (UG)	Transition + Sulphides	1,636	268	0.25	4.78	3.56	454	14,077	23,863
	Total Measured and Indicated (UG)	Transition + Sulphides	2,691	242	0.18	4.29	2.96	404	20,900	34,953

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Inferred Mineral Resources

Mine / Project	Category	Mineral Type	k tonnes	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag-Eq (g/t)	Ag (k Oz)	Ag-Eq (k Oz)

DEL TORO	Inferred Total (UG)	Transition + Sulphides	5,322	175	0.12	3.37	3.66	309	29,867	52,955

(1) Mineral Resources have been classified in accordance with the CIM Definition Standards on Mineral Resources and Mineral Reserves.

(2) Cut-off grade considered for transition and sulphides minerals was 205 g/t Ag-Eq and is based on actual and budgeted operating and sustaining costs.

(3) Metallurgical recovery used for transition and sulphides minerals was 73% for silver, 75% for gold, 63% for lead and 15% for zinc.

(4) Metal payable used was 95% for silver, gold and lead and 85% for zinc in concentrates produced from transition and sulphides minerals.

(5) Metal prices considered were $18.50 /oz Ag, $1,300 /oz Au, $0.95 /lb Pb and $0.95 /lb zinc.

(6) Silver equivalent grade is estimated as: Ag-Eq = Ag Grade + [ (Au Grade x Au Recovery x Au Payable x Au Price / 31.1035) + (Pb Grade x Pb Recovery x Pb Payable x Pb Price x 2204.62) + (Zn Grade x Zn Recovery x Zn Payable x Zn Price x 2204.62) ] / (Ag Recovery x Ag Payable x Ag Price / 31.1035).

(7) Tonnage is expressed in thousands of tonnes, metal content is expressed in thousands of ounces.

(8) Totals may not add up due to rounding.

(9) Measured and Indicated Mineral Resources are reported inclusive of Mineral Reserves.

For resource estimation, the cross sectional area of mineralization is drawn on each of the blocks using CAD software and the assayed sample lengths. Tonnage and grade are based largely on channel and core samples. Mineralized blocks range in length according to variable extensions of the ore shoots along the veins and breccia or mineralized zones. The vertical extension of the ore blocks is projected at half distance between contiguous drift levels. The vertical extent of the measured blocks is generally 25 metres, the extent of the indicated blocks is an additional 25 metres and the extent of the Inferred Resource blocks is generally 50 metres. The estimated resource blocks may be limited by underground levels and previous mining extraction. Longitudinal projections depend on the drift development along the mineralized zones and known ore shoot continuity. The Del Toro Mineral Resource estimates are based on accessible underground workings and drill-hole intercepts.

The Del Toro Mineral Reserves are estimated from the resource blocks by applying modifying factors that include mining dilution and factors of mining extraction. Proven Mineral Reserves are estimated based on the Measured Mineral Resource blocks and Probable Mineral Reserves are estimated based on the Indicated Mineral Resource blocks. The following table shows the most recent Mineral Reserve estimates for the Del Toro mine prepared under the supervision of the Company’s internal Qualified Person, Mr. Ramon Mendoza Reyes, P.Eng. as of December 31, 2015:

TABLE 15

Del Toro Mineral Reserves with an effective date of December 31, 2015

(update prepared under the supervision of Ramon Mendoza Reyes, PEng, QP Mining for First Majestic)

Mine	Category	Mineral Type	k tonnes	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag-Eq (g/t)	Ag (k Oz)	Ag-Eq (k Oz)

DEL TORO	Proven (UG)	Transition + Sulphides	870	199	0.07	3.58	1.94	319	5,555	8,911
	Probable (UG)	Transition + Sulphides	1,244	297	0.22	5.29	3.08	483	11,875	19,326
	Total Proven and Probable (UG)	Transition + Sulphides	2,114	256	0.16	4.59	2.61	415	17,430	28,238

(1) Mineral Reserves have been classified in accordance with the CIM Definition Standards on Mineral Resources and Mineral Reserves.

(2) Cut-off grade considered for transition and sulphides minerals was 215 g/t Ag-Eq and is based on actual and budgeted operating and sustaining costs.

(3) Metallurgical recovery used for transition and sulphides minerals was 73% for silver, 75% for gold, 63% for lead and 15% for zinc.

(4) Metal payable used was 95% for silver, gold and lead and 85% for zinc in concentrates produced from transition and sulphides minerals.

(5) Metal prices considered were $17.50 /oz Ag, $1,200 /oz Au, $0.85 /lb Pb and $0.85 /lb zinc.

(6) Silver equivalent grade is estimated as: Ag-Eq = Ag Grade + [ (Au Grade x Au Recovery x Au Payable x Au Price / 31.1035) + (Pb Grade x Pb Recovery x Pb Payable x Pb Price x 2204.62) + (Zn Grade x Zn Recovery x Zn Payable x Zn Price x 2204.62) ] / (Ag Recovery x Ag Payable x Ag Price / 31.1035).

(7) Dilution was estimated at an average of 11% considering the true thickness of each deposit, the minimum mining width and a consideration for mucking and handling dilution. Mining loss is estimated at 4%.

(8) Tonnage is expressed in thousands of tonnes, metal content is expressed in thousands of ounces.

(9) Totals may not add up due to rounding.

Mining Operations

In early 2011, based on positive exploration results and favorable economic evaluations, First Majestic’s management decided to construct a mill and process plant for the Del Toro mine, consisting of flotation circuits as well as a counter-current decant cyanide circuit, and initiate stope and ancillary underground development at the San Juan, San Nicolás, Perseverancia and Dolores mineralized areas. Upon completion of the sulphide recovery circuit for the mill and process plant, First Majestic started commercial production in April 2013 and processed a total of 285,491 in 2013. The start-up of the counter-current decant cyanide recovery circuit for oxidized silver and gold ore began operations on October 20, 2013 and reached commercial production on or about January 1, 2014.

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The Del Toro mining operations include production from three different underground areas, each of which is planned to be developed as an independent operation. These operations are San Juan, Perseverancia/San Nicolás and Dolores.

The major part of Del Toro’s Mineral Resource and Mineral Reserve are located within the San Juan area, which contains transitional ore and the bulk of the sulphide ore. The principal access to the San Juan area is a decline, driven from the surface during the exploration phase of the project, and which is being continued as the principal access for ore body development as well as for use as an ancillary haulage way and service facility. This decline has been driven at a cross-section of 4.5 by 4.5 metres at a maximum gradient of 12%. It has been extended to the 11 Level (2,140 metres above sea-level), and the total length driven to date is about 6,160 metres. This decline, which will mainly be used for personnel, equipment and supplies transport once the ore hoisting shaft is completed, is expected to be extended to the bottom of the No. 3 ore body as the mine is deepened.

A major access decline has also been driven into the Perseverancia, San Nicolas, Dolores ore zones and the most recent in the Zaragoza area. Each of these has also been driven at a 12% gradient, and the lengths are about 2,102 metres, 3,205 metres, 1,390 metres and 320 metres, respectively. The first three workings were also commenced during the exploration phase of the project and are being continued for stope development accesses and ore haulage.

The stoping method selected for mining the near-vertical veins and ore bodies of De Toro is overhand cut and fill stoping, with or without in-situ support (post) pillars, with delayed backfill. Pillar support will be required in both the San Juan and Perseverancia ore zones because of the fair to poor ground conditions within the ore zones in these areas. The minimum mining width for all the cut and fill operations is two metres.

First Majestic's production during 2015 was 555,564 tonnes of sulphides and transitional ore. Due to the large transition ore area within the San Juan ore body which contains high lead content, at the end of the second quarter of 2014 it was determined that the most economical method of production is to process the transition ore through flotation rather than cyanidation. As a result of the plant reconfiguration and addition of a regrinding area, silver recoveries averaged 74% during 2015.

Since the cut-off date of the Del Toro Technical Report mineral resource and mineral reserve estimates, to December 31, 2015, approximately 9.43 million ounces of silver-equivalent (including gold, lead and zinc) have been produced from the mine. Production at Del Toro for the year ended December 31, 2015 amounted to 555,564 tonnes of ore of which 95% of the ore was mined from areas previously identified in the reserves estimates and 5% of the ore were was mined from material not in reserves.

Cost and Capital Expenditures

The site direct production costs for Del Toro averaged $45.85 per tonne mined and milled during the year 2015. The Del Toro site direct production costs are based on the mining, milling and processing of 555,564 tonnes of ore during 2015. The annual production cost averaged $11.89 per ounce of payable silver in 2015 and AISC was $8.63 per ounce. These operating costs were affected by the fact that the power line installation was completed in September 2014 and power is being supplied from the power grid since then.

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Capital expenditures include sustaining development and exploration as well as underground and plant equipment replacement. The Company’s plan for further expansions in Del Toro is currently suspended due to the lower metal price environment.

La Guitarra Silver Mine, México State, México

First Majestic secured ownership of the La Guitarra Silver Mine on July 3, 2012 when it acquired all of the issued and outstanding common shares of Silvermex pursuant to the Silvermex Plan of Arrangement.

Certain of the information on the La Guitarra Silver Mine is based on the Technical Report titled, “Technical Report for the La Guitarra Silver Mine, Temascaltepec, México” prepared by Maria E. Vazquez Jaimes, P.Geo., Jesus M. Velador Beltran, MMSA QP and Ramon Mendoza Reyes P.Eng., dated March 15, 2015 (the “2015 La Guitarra Technical Report”). Mrs. Maria E. Vazquez Jaimes, Mr. Jesus M. Velador Beltran and Mr. Ramon Mendoza Reyes are Qualified Persons for the purposes of NI 43-101, and as employees of First Majestic Mrs. Vazquez, Mr. Velador and Mr. Mendoza are not considered independent.

La Guitarra Silver Mine comprises two operating mines, La Guitarra and Coloso, and three exploration areas, Nazareno, Mina de Agua and El Rincon. The 2015 La Guitarra Technical Report includes results of an updated resource model for the Coloso area prepared for First Majestic by Amec Foster Wheeler under the supervision of Mr. Gregory Kenneth Kulla P. Geo. It also includes First Majestic’s revision of the resource estimates for La Guitarra and Nazareno areas and work on the other exploration areas that has been supervised by Mr. Jesus M. Velador Beltran. All the reserves estimates have been prepared internally by First Majestic under the supervision of Mr. Ramon Mendoza Reyes based on assumptions and factors reflecting the implemented underground mining method and the processing method based on the flotation circuit currently in operation. The 2015 La Guitarra Technical Report has been filed with the securities regulatory authorities in each province of Canada. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the 2015 La Guitarra Technical Report which is available for review on SEDAR at www.sedar.com.

Property Description and Location

The La Guitarra mine is a producing property situated within the Temascaltepec mining district (the “Temascaltepec District”) in the Municipality of Temascaltepec, State of México, México, approximately 130 kilometres southwest of México City. It is comprised of 44 exploitation concessions covering 44,477 hectares (109,900 acres), which are operated and owned by La Guitarra Compañia Minera S.A. de C.V. (“La Guitarra Compañia”), a wholly-owned subsidiary of First Majestic. Some concessions are in the municipalities of Valle de Bravo and San Simón de Guerrero. La Guitarra Compañia directly holds title to 44 mining concessions.

All concessions have an annual minimum investment to complete, and an annual mining tax to be paid to keep the concessions in good standing. All concessions are exploitation concessions that have a 50-year life, and can be renewed as long as the mine is active. Of the current concessions, the oldest were granted in 1983 and the most recent in 2007.

Surface rights in the area of the mining concessions are held both privately and through group ownership either as communal lands, or Ejido lands.

La Guitarra Compañia currently leases surface rights covering 62 hectares from the community of La Albarrada under a Temporary Occupation Agreement in effect for 15 years commencing January 1, 2012. The current areas of operations, the existing mill and the majority of the existing infrastructure are located within these 62 hectares. La Guitarra Compañia owns 420 hectares of surface rights covering the northwest portion of the outcropping Creston bulk tonnage target and the Nazareno area of the property. La Guitarra Compañia also owns 34 hectares of surface rights in the Municipality of San Simon de Guerrero, which cover part of the Santa Ana Vein. Negotiations with the community of Mina de Agua are being conducted in order to allow the Company to access the old Mina de Agua mine. In order to expand operations in other areas, First Majestic may need to purchase additional surface rights or negotiate additional temporary occupation agreements.

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There are no royalties in effect over First Majestic’s concessions at La Guitarra.

La Guitarra Compañia has all necessary permits for current mining and processing operations, including: an operating license, water use permit, Environmental Impact Authorization (“EIA”) for La Guitarra and Coloso mines, exploration permits for Nazareno, Tlacotal, Trancas, La Guitarra NW, Temascaltepec and San Simon projects.

In April 2015, the Mexican environmental agency completed the assessment of the EIA and granted permit to access the Tlacotal mine, this permit facilitates access to the Mina de Agua historic mine area, although access activities are suspended due to budget constraints; additionally, a request to increase the authorized volume of water use has been submitted to the authorities.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Temascaltepec District and La Guitarra Silver Mine are located approximately 130 kilometres southwest of México City and approximately 65 kilometres from Toluca, México state’s capital. La Guitarra is at an elevation of approximately 2,100 metres. The nearest local town is Temascaltepec, which is approximately 6 kilometres from La Guitarra Silver Mine.

International airports are located in both México City and Toluca. Major population centres in the area include Temascaltepec, San Simon de Guerrero and Valle de Bravo. There are paved roads throughout the Temascaltepec District. Current areas of operations are situated less than 2 kilometres from paved roads and are easily accessible by two-wheel drive vehicles. As the Temascaltepec District has a long history of mining, most areas of potential interest are located within a few hundred metres of gravel or paved roads.

The climate in the area is moderate in temperature and very humid. The average annual temperature is about 18 degrees Celcius. The warm month average may be as high as 26 degrees Celcius and the cold month average may be in the order of 8 degrees Celcius. The majority of the approximately 1,200 millimetres of annual rain falls during the summer months from June to September. Evaporation is relatively high and exceeds the precipitation.

The La Guitarra mine has good access to local infrastructure and services. Telephone and high speed internet connection for the mine site are provided by a link to the town of Temascaltepec. The local communities provide a large labour pool to draw from, and sufficient accommodation to support any current or anticipated levels of staffing from kilometres outside the area. The national power grid crosses the property within 700 metres of the existing mill and offices. All current and projected production centres are near natural water sources. Medical clinics are located in the communities of Temascaltepec and San Simon de Guerrero, and hospitals are located in Valle de Bravo and Toluca. Proximity to the major industrial centres of Toluca and México City provides access to a large variety of suppliers.

The infrastructure at the mine site consists of an analytical laboratory, drill core storage facilities, a flotation plant and mill, offices, repair shops, and warehouses. The various buildings at the mine site are joined together in a computer network. Water is supplied from the mine workings and surface streams. The mine holds the right to take 192,000 cubic metres of water per annum from the Temascaltepec River.

The mine and the plant facilities at La Guitarra are located in rough, hilly terrain. The elevation at the plant is approximately 2,100 metres. The topographic relief in the area is 500 metres. Much of the area is forest covered with pine trees that are less than 260 centimetres in diameter. In some areas, the underbrush is dense and difficult to pass through. The stream valleys have broad, relatively flat flood plains that are used for agriculture.

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History

Mining in the Temascaltepec area started in the mid-1500s when the Spanish miners first arrived. Old tools, ancient buildings and antiquated mining shafts are found throughout the area. Early Spanish operations were focused in an area 4 kilometres southeast of La Guitarra at a place called Mina de Agua, where much softer rock made it easier to access the underlying silver and gold. Production in the Temascaltepec District has been ongoing since the 1550s.

In the 18th century, the Mina de Agua mine and surrounding areas were one of México's largest silver producers, generating roughly 10% of the country's total mineral wealth. The mine was well known for its very high, or 'bonanza'-type, grades of silver and gold, and historical records from the period refer to several kilograms of silver per tonne and several tens of grams of gold per tonne. Historical documents indicate that production was valued in excess of $100 per tonne, when prices were roughly $15 per ounce for gold and $1 per ounce for silver. One of these areas at the Cinco Senores shaft was abandoned due to flooding while in the midst of mining bonanza grade ore. Two efforts were made to finance the recovery of this mine: one in 1831 by London mine financiers and another in 1907 by financiers from France. Both efforts were thwarted by financial crises in those respective countries, and today the mine remains closed.

Mining in the Temascaltepec District came to a halt in the early 19th century for two primary reasons: technology was unable to handle the underground flooding that occurred in several mining shafts; and the 1810 War of Independence in México caused political upheaval in the Temascaltepec District.

Temascaltepec remained more or less idle from 1810 until the early 20th century when the American Rincon Mining Company began significant mining and smelting operations at Rincon, in the southeast portion of the Temascaltepec District. This operation continued until the mid-1930s, when it closed as a result of inadequate capital reinvestment. Over the life of the Rincon mine, the Temascaltepec District was the third largest silver producer in México.

In 1990, modern mining resumed when the Compañia Mineria Arauco returned to where the Spaniards were purported to have begun as early as 1555, conducting exploration and development work on the La Guitarra vein with an initial production rate of 30 tpd. In 1993, Luismin SA acquired the property and began consolidating the Temascaltepec District. Luismin SA expanded the reserve base in La Guitarra Silver Mine and increased the milling capacity to 320 tpd.

In August of 2003, Genco Resources Ltd. purchased the La Guitarra mine from Luismin S.A. de C.V. and later in 2010 Silvermex, through a business combination agreement gained control over all mineral concessions within the Temascaltepec District. In July 2012, First Majestic acquired Silvermex.

Geological Setting

The La Guitarra mine is located in the southeast end of the Sierra Madre Occidental. The Sierra Madre Occidental province, or the Eocene-Oligocene Ignimbrite Belt, includes large volumes of rhyolite and andesitic volcanic material that contain numerous low to intermediate sulphidation epithermal Ag-Au deposits. In the southern part of the belt in the Temascaltepec area, where La Guitarra and a number of other deposits are located, basalt flows of the Trans-Mexican volcanic belt overlie the intermediate to felsic Sierra Madre volcanics.

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The Jurassic rocks that make-up the basement in the Temascaltepec were deformed by folding and uplifting prior to the deposition of the Eocene-Oligocene volcanic rocks. After the folding, there were several periods of extensional faulting. The intrusion of the late Eocene to Oligocene granites and out-pouring of volcanic rocks are apparently associated with the faulting. Vein mineralization has a pronounced northwest trend reflecting that faulting played an important role in controlling vein emplacement. Kinematic indicators are difficult to distinguish.

Field evidences suggest that vein mineralization occurred at the time of the Oligocene age volcanism. The veins have a pronounced northwest trend indicating the strong structural control and show evidence of extension during deposition. Some veins have indicators that suggest normal displacement and many veins in the Mina de Agua region and further east show kinematic indicators that suggest left lateral sense of movement.

The Temascaltepec fault was active during and slightly after the Miocene. This northwest dipping normal fault has thrown down La Guitarra area relative to the Mina de Agua area to the southeast, which allowed the preservation of a large area of Miocene basalts in a structural basin west of the fault. The high-level epithermal veins of La Guitarra area were preserved by this fault with only deeper level vein systems preserved to the southeast. The fault strikes northeast and is considered to be at the contact of the metamorphic rocks and the basalt just south of the Town of Temascaltepec.

The mineralized veins that occur in the property are described as polymetallic, low intermediate sulphidation epithermal veins. There are in excess of 100 epithermal veins traversing the property in four main vein trends called El Coloso/Nazareno, La Guitarra, Mina de Agua and El Rincon. These mineralized veins traverse the property along a strike length of greater than 15 kilometres and a width of greater than four kilometres.

The emplacement of the veins is structurally controlled by normal and strike slip faulting. This structural control is typical for the Mexican low-intermediate sulphidation epithermal vein deposits. The veins cut across different rock types but all veins are considered to be coeval.

Vein widths vary from less than one metre to over 20 metres. The quartz veining consists of well banded, chalcedonic and fine grained crystalline quartz with minor amounts of calcite. The chalcedonic quartz is thought to indicate an upper part of the mineral system suggesting that the potential for mineralization at depth is reasonable. The hosting rocks around are argillically and propylitically altered. The alteration halo typically extends up to 50 metres away from the veins.

Field evidence suggests that the portions of the veins that were open at the time of the silver and gold mineralization form the ore shoots. The localization of these ore shoots was probably controlled by bends, changes of strike and intersections of veins with a north trending system of faults. Due to the recurring nature of the vein sets and the regular spacing of the north trending faults, it is possible that the ore shoots occur at regular intervals of 150 to 250 metres along the northwest trending veins.

La Guitarra vein system outcrops along a strike of more than 3.5 kilometres and has been explored in part to a depth of 500 metres. In the eastern part, the veins strike generally northwest and in the westerly part change to westerly strike. The dip of the veins is steeply to the south from 70 degrees to 90 degrees.

At La Guitarra, one metre to four metres wide ore shoots occur within a large quartz vein that could reach up to 20 metres wide. The brecciated and multistage mineralized veins have very complex geometries that pinch and swell forming loops over short distances.

The silver and gold grades are contained within silver sulphides, sulphosalts and electrum. Other minerals in the veins include minor amounts of pyrite and other sulphides such as galena and sphalerite. The mineral paragenesis can be grouped in three main stages: a first stage rich in base metals; a second stage dominated by quartz deposition containing some precious metals; and a third stage providing quartz with high concentrations of gold and silver.

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Exploration and Drilling

Between July 2006 and August 2008, Silvermex conducted an extensive exploration program within the Temascaltepec District. Initial surface mapping and sampling was followed by diamond drilling from surface using both core and reverse circulation (“RC”) drilling. A total of 85,645 metres of drilling in 452 drill holes consisting of 289 core drill holes, and 163 reverse circulation drill holes were completed. The RC drilling campaign was focused on, but not limited to, testing the Creston target. The core drilling campaign was primarily designed to explore Coloso, Nazareno, Santa Ana, La Guitarra/San Rafael and part of the Creston target. Drilling was conducted by BDW Drilling and Silvermex's own personnel. In August 2011, Silvermex resumed exploration activities in the Temascaltepec District drilling 7,623 metres of diamond drill holes in the Coloso area. The geological data base generated by Silvermex for Coloso was verified by First Majestic’s and Amec Foster Wheeler geologists. First Majestic detected that some legacy core was lost due to poor storage practices and therefore built a core shack and concluded the core organization. A second core shack was constructed during 2015 for core storage from future drilling campaigns. In 2015, First Majestic drilled 2,504 metres in 52 underground delineation holes. All drilling during 2015 was carried out by First Majestic and not by contractors.

Sampling Analysis and Security

La Guitarra’s current sampling team consists of seven sampling crews with two samplers per crew. Representative chip samples are collected with chisel and hammer and channel samples are cut and broken with electric saw and hammer. The broken sample is collected on a tarp, put in numbered sample bags and channel samples are weighted prior to be sent to the laboratory.

Chip and channel samples are the primary means of sampling in the mine (stopes, drifts, crosscuts, ramps, etc.) and are taken perpendicular to the vein structures. Sampling crews collect chip samples at regular intervals of 1.5 metres for ore control and channel samples at 12 metre intervals. Muck piles are sampled for ore control purposes. Chip and channel samples have lengths that vary from tens of centimetres to usually 50 centimetres depending on the width of the mineralized structure. Chip and muck samples are used for ore control and they are assayed at La Guitarra’s local laboratory. La Guitarra’s laboratory performs periodic assay checks with First Majestic’s Central Lab. Channel samples were assayed in a commercial certified laboratory.

A sampling line or channel typically consists of two or more individual samples which are taken to reflect changes in geochemistry and/or mineralogy across the structural zone. All samples are marked with paint by the geologist and numbered on the walls of the drifts for proper orientation and identification.

Core samples from exploration holes are cut with a saw and half core is sent to a certified laboratory for assaying. Quality control samples are inserted in chip, channel and core sample batches prior to sending to the corresponding laboratory. Quality controls include: three standard reference materials, coarse and pulp blanks, field, coarse and pulp duplicates and pulp checks with a secondary or arbitral laboratory. Quality assurance is performed by statistical analysis of data and visual inspection of plots constructed with assay results of the quality controls.

Mineral Resource and Mineral Reserve Estimates

The following table shows the most recent Mineral Resource estimates for the La Guitarra Silver Mine prepared under the supervision of the Company’s internal Qualified Person, Mr. Jesus M. Velador Beltran, MMSA, QP Geology, as of December 31, 2015.

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TABLE 16

La Guitarra Mineral Resources with an effective date of December 31, 2015

(based on internal estimates prepared under the supervision of FMS Qualified Person)

Measured and Indicated Mineral Resources

Mine / Project	Category	Mineral Type	k tonnes	Ag (g/t)	Au (g/t)	Ag-Eq (g/t)	Ag (k Oz)	Ag-Eq (k Oz)

Coloso	Measured (UG)	Sulphides	110	315	2.51	477	1,109	1,680
	Indicated (UG)	Sulphides	349	419	2.69	593	4,702	6,650
	Measured and Indicated (UG)	Sulphides	458	394	2.65	565	5,811	8,330

La Guitarra	Measured (UG)	Sulphides	93	206	1.43	298	617	894
Nazareno	Indicated (UG)	Sulphides	388	267	1.05	333	3,330	4,160
Mina de Agua	Measured and Indicated (UG)	Sulphides	482	255	1.13	326	3,947	5,054

LA GUITARRA	Measured (UG)	Sulphides	203	265	2.01	394	1,726	2,574
	Indicated (UG)	Sulphides	737	339	1.83	456	8,032	10,810
	Total Measured and Indicated (UG)	Sulphides	940	323	1.87	443	9,758	13,384

Inferred Mineral Resources

Mine / Project	Category	Mineral Type	k tonnes	Ag (g/t)	Au (g/t)	Ag-Eq (g/t)	Ag (k Oz)	Ag-Eq (k Oz)

Coloso	Inferred (UG)	Sulphides	386	414	1.34	500	5,140	6,215

La Guitarra Nazareno Mina de Agua	Inferred (UG)	Sulphides	392	181	1.23	259	2,284	3,263

LA GUITARRA	Inferred Total (UG)	Sulphides	778	297	1.29	379	7,424	9,478

(1) Mineral Resources have been classified in accordance with the CIM Definition Standards on Mineral Resources and Mineral Reserves.

(2) Cut-off grade considered for oxides was 230 g/t Ag-Eq and is based on actual and budgeted operating and sustaining costs.

(3) Metallurgical recovery used was 84% for silver and 78% for gold.

(4) Metal payable used was 96% for silver and 95% for gold.

(5) Metal prices considered were $18.50 /oz Ag, $1,300 /oz Au.

(6) Silver equivalent grade is estimated as: Ag-Eq = Ag Grade + (Au Grade x Au Recovery x Au Payable x Au Price) / (Ag Recovery x Ag Payable x Ag Price).

(7) Tonnage is expressed in thousands of tonnes, metal content is expressed in thousands of ounces.

(8) Totals may not add up due to rounding.

(9) Measured and Indicated Mineral Resources are reported inclusive of Mineral Reserves.

Mineral Resources for the Coloso area have been updated by First Majestic under the supervision of Mr. Jesus M. Velador Beltran, MMSA, QP Geology. These estimates are based on exploration results from the 2008, 2011 and 2012 exploration campaigns and upon geologically constrained block models constructed in 2014 by interpolating capped, composited assay values as well as channel samples obtained in the drifts developed during 2015.

Two separate block models were constructed, being the Jessica Block Model consisting of four different mineralized domains used in the estimation process (Jessica Main, Jessica Splays 1 and 2, and Jessica Low grade) and the Joya Larga Block Model, consisting of three different mineralized domains used in the estimation process (Joya Larga Main, Joya Larga Splay, and Joya Larga Low grade). Both block models were rotated to match the average strike and dip of the Jessica and Joya Larga Main mineralized domains.

Silver and gold grades in the Main, Splay, and Low grade domains were estimated using an inverse distance to the power of 3 interpolator (“ID3”). Arsenic, lead, and zinc grades in all domains were estimated for the purpose of assessing concentrate qualities, using an inverse distance to the power of 2 interpolator (“ID2”). Silver and gold grade estimation in the Main domains were undertaken in unfolded space to remove the effect of the variable geometry of the mineralized domains on the estimation. All other estimations were conducted in normal space.

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A two-pass interpolation approach was used for silver and gold within the Main domains. A three-pass interpolation approach was used for silver and gold in the splay domains and for arsenic, lead, and zinc in all domains. A four-pass interpolation approach was used to for silver and gold within the Low grade domains. Each successive pass has greater search distances and fewer samples required for selection criteria.

A hard estimation boundary was used for all metals, meaning that composites from outside domains were not used in the interpolation of grade within the domains. Estimation was done separately within each mineralized domain for the Main and Splay domains, while all Low grade domains were combined into a single domain for estimation.

The estimated grade model was validated by the following:

•	Folded space transformation check
•	Visual comparison of estimated grades with composites
•	Global grade bias check
•	Local grade bias check
•	Change of support check

The Mineral Resource is classified in accordance with the CIM Definition Standards for Mineral Resources and Mineral Reserves (May 10, 2014), whose definitions are incorporated by reference into NI 43-101. Mineral Resources are required to be classified as Inferred, Indicated, and Measured, according to increasing confidence in geological information, grade continuity, and other technical and economic factors impacting the resources. The Coloso Mineral Resource is classified within the defined constraining minable shape using the following criteria:

A criteria of a minimum one drill hole and distance to the closest composite of less than 100 metres for Inferred Mineral Resources and a minimum of two drill holes with distance to the closest composite less than 13.75 metres and distance to the second closest composite less than 30.80 metres for Indicated Mineral Resources. There were no Measured Mineral Resources estimated at the time of writing the 2015 La Guitarra Technical Report. For the December 31, 2015 update, some of the Indicated Resources in the Coloso area have been converted into Measured Resources after minable blocks have been defined through direct development, and structure continuity and grades have been confirmed with channel or chip sampling.

Constraining minable shapes were generated taking into consideration the mining method; overhand cut-and-fill and the minimum selective minable shape of 0.5 metres wide by 5 metres long by 5 metres high. No external dilution or mining losses were included, although minable shapes include internal dilution.

The December 2015 update to the Mineral Resources estimates were constrained within a minable shape and were prepared using the following economic assumptions:

•	Mining cost - $19.81/tonne
•	Processing cost - $14.11/tonne
•	G&A, Indirect, Sustaining Capital - $55.19/tonne
•	Silver Price - $18.50/oz
•	Gold Price - $1,300/oz
•	Silver metallurgical recovery - 84%
•	Gold metallurgical recovery - 78%
•	Smelter payable silver 96% and gold 95%
•	Refining charges - $1.66/oz Ag

These economic assumptions result in a cut-off grade of 230 g/t silver equivalent. Silver Equivalent accounts for metallurgical and smelter recoveries and is calculated using the following formula:

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Ag-Eq = Ag Grade + (Au Grade x Au Recovery x Au Payable x Au Price) / (Ag Recovery x Ag Payable x Ag Price)

Ag-Eq (g/t) = Ag (g/t) + Au (g/t) x 64.6

Mineral Resources for La Guitarra and Mina de Agua have been estimated by First Majestic based on chip and channel samples collected perpendicular to mineralized veins, recent exploration drill-holes and underground geologic mapping, then using the polygonal method constructed on longitudinal sections of the vein shoots. The Nazareno Mineral Resource estimate is based on the same polygonal method and is using drill-hole information from the 2008, 2011 and 2012 drilling campaign.

Cross and longitudinal sections are drawn using drill-hole data and maps with chip and channel sample lines at 1.5 to 3.0 metres of spacing. Polygons of Measured Mineral Resources are projected vertically (up and down) 12.5 metres away from mine levels with chip and/or channel sample lines. Polygons of indicated resources are projected up to 25 metres vertically or laterally away from the edge of the measured resources only if there is continuity of mineralization as indicated by drill holes or mine levels with sample lines reporting economic grades. Inferred Mineral Resources are projected 50 metres and in some cases up to 100 metres from polygons of Indicated Mineral Resources or drill hole intercepts, only if there is potential for mineralization based on geologic information or interpretations that suggest continuity of mineralization for more than 50 metres. Drill hole spacing is variable from 25 metres on zones of measured and indicated resources to up to 100 metres in zones of Inferred Mineral Resources.

Once the polygons for resources are drawn on longitudinal vertical sections, areas, average width, volumes and weighted mean grades are estimated. Capping of outlier grades is done before compositing and calculation of weighted mean grades. Capping grades are estimated with cumulate frequency histograms; the grade at the 95th percentile is selected. Tonnage is estimated using the estimated volume and a specific gravity (“SG”) of 2.5 grams per cubic centimetre. Once the tonnage is estimated, the metallic contents (ounces) are estimated using the weighted mean grades.

The La Guitarra Mineral Reserves are estimated from the Measured and Indicated Mineral Resource blocks by applying modifying factors that include mining dilution and mining extraction. Proven Mineral Reserves are estimated based on the Measured Mineral Resource blocks and Probable Mineral Reserves are estimated based on the Indicated Mineral Resource blocks. The following table shows an update of the Mineral Reserve estimates for the La Guitarra Silver Mine prepared under the supervision of the Company’s internal Qualified Person, Mr. Ramon Mendoza Reyes, P.Eng. as of December 31, 2015.

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TABLE 17

La Guitarra Silver Mine Mineral Reserves with an effective date of December 31, 2015

(update prepared under the supervision of Ramon Mendoza Reyes, PEng, QP Mining for First Majestic)

Mine / Project	Category	Mineral Type	k tonnes	Ag (g/t)	Au (g/t)	Ag-Eq (g/t)	Ag (k Oz)	Ag-Eq (k Oz)

Coloso	Proven (UG)	Sulphides	124	232	2.02	359	924	1,431
	Probable (UG)	Sulphides	509	284	1.83	400	4,651	6,542
	Total Proven and Probable (UG)	Sulphides	633	274	1.87	392	5,575	7,973

La Guitarra	Proven (UG)	Sulphides	45	197	0.99	259	286	377
Nazareno	Probable (UG)	Sulphides	307	219	0.71	265	2,170	2,615
Mina de Agua	Total Proven and Probable (UG)	Sulphides	353	217	0.75	264	2,456	2,992

LA GUITARRA	Proven (UG)	Sulphides	169	223	1.75	333	1,210	1,808
	Probable (UG)	Sulphides	817	260	1.41	349	6,820	9,157
	Total Proven and Probable (UG)	Sulphides	986	253	1.47	346	8,030	10,965

(1) Mineral Reserves have been classified in accordance with the CIM Definition Standards on Mineral Resources and Mineral Reserves.

(2) Cut-off grade considered for sulphides was 245 g/t Ag-Eq and is based on actual and budgeted operating and sustaining costs.

(3) Metallurgical recovery used was 84% for silver and 78% for gold.

(4) Metal payable used was 96% for silver and 95% for gold.

(5) Metal prices considered were $17.50 /oz Ag, $1,200 /oz Au.

(6) Silver equivalent grade is estimated as: Ag-Eq = Ag Grade + (Au Grade x Au Recovery x Au Payable x Au Price) / (Ag Recovery x Ag Payable x Ag Price).

(7) Dilution was estimated at an average of 35% considering the true thickness of each deposit, the minimum mining width and a consideration for mucking and handling dilution. Mining loss is estimated at 4%.

(8) Tonnage is expressed in thousands of tonnes, metal content is expressed in thousands of ounces.

(9) Totals may not add up due to rounding.

Mining and Milling

Mining at La Guitarra and Coloso is from underground stopes. The main mine access to both La Guitarra mine and Coloso mine is via 4 by 4 metres haulage ramps, these access ramps are driven at approximately 12% grade. Stope access is achieved via ramps and drifts driven from the access ramp adjacent to the veins, generally on the footwall side. Sill development occurs within the vein. Mining is primarily accomplished using overhand cut-and-fill, but some long-hole stopping is employed without backfilling. Rubber tired mobile equipment is used to transport ore and waste underground and to surface. Mined cut-and-fill stopes are backfilled with development rock, rock from surface excavations, sand fill or by blasting the walls of the stope. These mining methods allow for recovery of the reserve blocks of 95% in average.

The El Coloso mine has been in operation since the first quarter of 2014. Currently more than seven production areas are active.

The La Guitarra mill is rated at 500 tpd after the expansion. In 2015, the feed rate averaged 477 tpd with an annual output of 174,003 tonnes for an annual production of 1,457,728 ounces of silver equivalent.

The ore at La Guitarra is put on a pad besides the crushing building. It is then fed to the crusher using a front-end loader. If there are different types of ore on the pad they are blended as they are put to the crusher. The crushing is done with a jaw crusher and a secondary cone crusher. The crushed ore is ground in the three ball mills in parallel. The ground ore passes through three stages of flotation producing a sulphide concentrate. The concentrate is filtered and dried and then trucked to Manzanillo where a third party broker receives the concentrate. Historically, the average silver recoveries since 1991 have been approximately 85% and the average gold recoveries have been 82% at the La Guitarra mill.

Capital and Operating Expenditures

Capital Expenditures in La Guitarra include sustaining development, exploration, and underground and plant equipment replacements as well as expenditures related to the expansion of the tailings management facilities. During 2015, a total 7,481 metres of development were completed at the different areas of La Guitarra mine and the Coloso mine.

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Capital expenditure at La Guitarra amounted to $5.8 million during 2015 and includes mine access, mine preparation, mine infrastructure, and expenses in environmental permitting.

The site direct production costs for La Guitarra averaged $53.27 per tonne mined and milled during 2015. The annual production cost averaged $10.35 per ounce of payable silver in 2015 and AISC was $13.42 per ounce.

Santa Elena Silver / Gold Mine, Sonora State, México

A technical report was prepared for SilverCrest Mines (now First Majestic) in accordance with NI 43-101 entitled “Update to Santa Elena Pre-Feasibility Study, Sonora, México” dated March 31, 2015, and re-addressed to First Majestic on October 1, 2015, having an effective date of December 31, 2014 (the “2014 Santa Elena Technical Report”).

The following description of the Santa Elena Silver / Gold Mine (“Santa Elena”) has been sourced, in part, from the 2014 Santa Elena Report and readers should consult the 2014 Santa Elena Technical Report to obtain further particulars regarding Santa Elena. The 2014 Santa Elena Technical Report is available for review under First Majestic’s profile on the SEDAR website located at www.sedar.com. Information in this section that provides non-material updates to the information in the 2014 Santa Elena Technical Report has been generated internally by First Majestic.

Project Description, Location and Access

The Santa Elena mine is currently producing gold and silver from a nominal 3,000 tpd operation including ore from the underground and reprocessing of heap leaching material using a new fully commissioned Merrill-Crowe/CCD processing facility. The Santa Elena mine involves combined processing of ore from the updated mineral reserves from underground operations and reprocessing of spent ore from the existing heap leach pad. Commercial production for the 3,000 tpd mill and plant facility was declared on August 1, 2014. Underground development has been ongoing since January 2013 with commercial production declared on October 1, 2014. Pursuant to a purchase agreement dated May 14, 2009 among SilverCrest, Nusantara, Sandstorm Resources Ltd., and Sandstorm Resources (Barbados) Ltd. (“Sandstorm Gold”), 20% of the gold production is forward sold to Sandstorm Gold at a price that is the lesser of (i) the market price as quoted by London Metals Exchange and (ii) either $350 per ounce of gold or $450 per ounce of gold produced from an underground mine, with such fixed prices being subject to an annual 1% adjustment commencing three years after the state of commercial production.

The Santa Elena mine is located in Sonora, México, approximately 150 kilometres northeast of the state capital city of Hermosillo and seven kilometres east of the community of Banámichi. The Santa Elena mine consists of ten contiguous concessions (the “Santa Elena Concessions”) covering approximately 9,026.7 hectares registered in the name of Nusantara de México, S.A. de C.V. (“Nusantara”), a wholly owned subsidiary of First Majestic. Nusantara filed the Santa Elena 7 concession, which surrounds the other concessions. All concessions were ground surveyed by a registered land surveyor at the time of staking. All mining concessions in México are valid for a period of 50 years.

On December 8, 2005, Nusantara entered into an option agreement with Tungsteno de México S.A. de C.V. (“Tungsteno”) to acquire a 100% interest in nine of the Santa Elena Concessions through staged option payments over five years for a total cost of $4.0 million paid in cash and SilverCrest shares. Payments were completed in August of 2009 with SilverCrest owning 100% of Santa Elena with no underlying royalties. Nusantara has maintained all of the necessary permits for exploration and facilities at the Santa Elena mine. In 2009, the Santa Elena mine received its Manifestacion de Impacto Ambiental (“MIA”) and operating permit from Secretaría de Medio Ambiente y Recursos Naturales (“SEMARNAT”). Taxes based on the surface area of each concession are due in January and July of each year at a total annual cost of approximately $52,000 and have been paid to date. A further MIA was submitted to SEMARNAT in early January of 2013 for an amendment of the land use licence related to the underground expansion project and was approved in May 2013. The amendment approval allows for tailings facilities that were not previously required for the open pit and heap leach operation.

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All mining concessions in México are valid for a period of 50 years. A mining concession in México does not confer any ownership of surface rights. The Santa Elena Concessions are located on Ejido (community or co-op) land, and on November 12, 2007, a lease agreement with the surface owners was signed which allows First Majestic access and authorization to complete exploration and mine operations activities for 20 years for a maximum of 841 hectares of surface land. The annual cost per year for this lease ranges from approximately $55,000 to $160,000 dependent on the number of hectares required. Lease obligations have been met to date.

The Santa Elena mine can be accessed year round by paved highways 90 kilometres east from Hermosillo to Ures, then 50 kilometres north along a paved secondary road to the community of Banámichi, then by a maintained gravel road that runs east for seven kilometres to the mine site.

Climate, Local Resources, Infrastructure and Physiography

The Santa Elena mine is located on the western edge of the north trending Sierra Madre Occidental mountain range geographically adjacent to the Sonora River Valley. Property elevations range from 800 metres above sea level to 1,000 metres above sea level. The property is located on the range front at a low elevation in relation to the mountains immediately east and west, respectively. Vegetation is scarce during the dry season, limited primarily to juvenile and mature mesquite trees and cactus plants. During the wet season, various blooming cactus, trees and grasses are abundant in drainage areas.

The climate is typical for the Sonoran Desert, with a dry season from October to May. Average rainfall is estimated at 300 millimetres per annum, with the majority of the rainfall registered during the wet season from June to September. These summer rains are short with heavy thunderstorms whereas the winter rains are longer and lighter. Seasonal temperatures vary from zero degrees Celsius to 40 degrees Celsius. Summer afternoon thunderstorms are common and can temporarily impact the local electrical service. Flash flooding is common in the area.

Water for Santa Elena is available from two wells which were installed and tested in 2009 and 2011. The mine site, including newly completed expansion, has adequate water supply for operations.

A small amount of electrical line power is available from nearby sources that currently supply municipalities and agriculture but is insufficient for the Santa Elena operation. Additional power for production is provided by onsite diesel generators. Provision of grid power is possible in the future, but requires permitting and a significant capital expenditure.

The Santa Elena mine facilities consist of a seven kilometre main access road from the paved highway and local community of Banamichi, open pit mine (depleted in April 2015), a new 3,000 tpd CCD/MC processing facility, a waste dump with the estimated permitted capacity of 35 million tonnes, a new 3-stage crusher, a lined and certified leach pad, a lined and certified barren and pregnant solution pond, a lined and certified emergency pond designed for 100 year event, a new Merrill-Crowe plant and refinery, an on-site laboratory for production and exploration work, an administration office, a maintenance shop, a new warehouse for inventory, power magazines, diesel generators (some decommissioned), and all required piping, power and security. The material on the existing heap leach facility is planned to be removed, and there is space on the facility for re-handling of the tailings prior to transport to the waste dump as dry stack tailings. Once pad ore is removed, space will be available for reloading lower grade material for other resources. In January of 2012, the expansion of Santa Elena from an open pit heap leach operation to an underground mill operation was commenced with ground breaking of the underground portal. By the end of 2014, the expansion was completed with all major equipment purchased and installed for the new processing facility, and underground development to approximately the 520 metre elevation. Santa Elena is located in the foothills of a north-south trending mountain range. Foothills area provides ample space for all required facilities and potential for future expansion.

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Northern México has significant precious and base metal mines and there is a significant workforce of trained mining and processing personnel. The communities of Cananea, located approximately 100 kilometres north, and Hermosillo, located 150 kilometres southwest of Santa Elena, are both considered exploration and mining centres and can provide services for heavy machine purchase and repair, materials fabrication and engineering services and supplies to Santa Elena. Alternatively, Tucson, Arizona is approximately a four-hour drive north across the international Mexican-USA border from Santa Elena.

History

Although minor amounts of historic production are evident at Santa Elena, the documentation in support of this work is sparse, not detailed and cannot be relied upon for future projections of economic viability.

Consolidated Fields operated the Santa Elena mine from the late 19th century until the onset of the Mexican revolution in 1910. It is estimated that the most extensive underground development occurred during this period. The recent commencement of open cut mining has made these underground workings unsafe to enter. SilverCrest estimated that approximately 35,000 tonnes of the original tailings from Consolidated Fields’ operations remain onsite. During the 1960’s, Industrias Peñoles S.A de C.V. drilled two or three holes on the property but no records are available for this drilling. During the early 1980’s, Tungsteno mined 45,000 tonnes grading 3.5 grams per tonne of gold and 60 grams per tonne of silver from an open cut at Santa Elena.

After 2003, Tungsteno periodically surface mined high silica/low fluorine material from Santa Elena. During 2003, Tungsteno conducted an exploration program at Santa Elena consisting of 117 surface and underground samples. In late 2003, Nevada Pacific Gold Inc. completed a brief surface and underground sampling program with the collection of 119 samples. A report was completed and provided to the owner which was subsequently misplaced. Only the ALS-Chemex assay sheets and a rough location map were available for review. Sample lengths are unclear. In early 2004, Fronteer Development Group (“Fronteer”) completed an extensive surface and underground mapping and sampling program. A total of 145 channel samples (89 underground and 56 surfaces) were collected and analyzed by ALS-Chemex of Hermosillo, México. This data was used by SilverCrest for early exploration and target development.

SilverCrest acquired the Santa Elena mine in December of 2005. The Santa Elena pit started commercial production of gold and silver in July 2011, and its Mineral Reserves were depleted in April 2015. First Majestic acquired the Santa Elena mine through its acquisition of SilverCrest on October 1, 2015.

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Geological Setting

Regional Geology

The Santa Elena mine is located in northwestern México where much of the geology can be attributed to the subduction and related volcanism of the Farallon Plate beneath the North American Plate. The east-directed subduction of the Farallon Plate began approximately 200 million years ago with the tectonic rifting of the supercontinent Pangea. The resulting northwest/southeast trending Sierra Madre Occidental extends from the USA-Mexican border to Guadalajara in the southeast, a distance of over 1,200 kilometres. It is proposed that subduction of the Farallon Plate occurred at a relatively shallow angle, resulting in continental uplift across northern México with accretionary terrains developing along the western fringes. The shallow subduction is also thought to be responsible for the tectonics that produced the Laramide orogeny. Continental arc volcanism culminated with the Laramide orogeny in the early to late Eocene. The waning of compression coincides with east-west directed extension between late Eocene to the early Oligocene along the eastern Sierra Madre Occidental flank and is considered to be the first formation stage of the Basin and Range province. By early to mid-Miocene, extension migrated west into Northern Sonora and along the western flank of the Sierra Madre Occidental resulting in north/northwest striking normal faults. This extensional regime caused major deformation across the Sierra Madre Occidental resulting in exhumation of pre-Cambrian basement rocks, especially in the Northern Sierra Madre Occidental. Northwest trending shear and fault zones appear to be an important control on mineralization in the Sonora region. Mineralizing fluids may have been sourced from Cenozoic intrusions. The structural separation along the faults formed conduits for mineral bearing solutions. The heat source for the mineralizing fluids was likely from the plutonic rocks that commonly outcrop in Sonora. Many significant porphyry deposits of the Sierra Madre Occidental occur in the Lower Volcanics and are correlated with the various Middle Jurassic through to Tertiary aged intrusions. These include Cananea, Nacozari and La Caridad. In Sonora, emplacement of these systems has been influenced by the early Eocene east-west and east/northeast–west/southwest directed extension. The Santa Elena vein has a similar orientation to this extensional trend. The silicic volcanism is thought to be related to fractional crystallisation of mantle sourced basalts from subduction. The five main igneous deposits of the Sierra Madre Occidental are: (a) Plutonic/volcanic rocks: Late Cretaceous-Paleocene; (b) Andesite and lesser Dacite-Rhyolite: Eocene (Lower Volcanic Complex); (c) Silicic ignimbrites: Early Oligocene & Miocene (Upper Volcanic Complex); (d) Basaltic-andesitic flows: late stage of and after ignimbrites pulses; and (e) repeat and episodic volcanic events related to rifting of the Gulf of California (alkaline basalt and ignimbrite) emplaced to western flanks: Late Miocene Pliocene and Quaternary. To the west of the Sierra Madre Occidental are the parallel ranges and valleys that show structural similarities to the extensional tectonic regimes of the Basin and Ranges Province to the east. Elevations in the west are lower than the eastern Provinces, with transition to the Coastal plains and Gulf of California.

Local and Property Geology

The Santa Elena property is located at the northwestern extent of the Sierra Madre Occidental. The primary rock types observed at Santa Elena are the tertiary andesite and rhyolite flows. These units have been uplifted and strike north-south with a dip of 10 degrees to 45 degrees east/northeast. The volcanic units in the immediate area of the Santa Elena deposit exhibit propylitic to silicic alteration. Within the main mineralized structure, widespread argillic alteration and silicification proximal to quartz veining is present. Within the andesite beds, chloritic alteration increases away from the mineralized zone. The main mineralized zone is hosted within an east-west tending structure cross-cutting the volcanic units. The structure hosts an epithermal quartz calcite vein that has been mapped for approximately 1.2 kilometres in length with a width from one metre to 35 metres averaging approximately 15 metres. The structure dips from 40 degrees to 60 degrees to the south and has been drill-tested to a down-dip depth of approximately 600 metres below surface. Splaying and cross-cutting northwest trending structures appear to influence mineralization at intersections with the main mineralized zone and along a northwest-southeast trending the footwall of the vein. Andesite and granodiorite dikes have been identified at the Santa Elena deposit. The heat source for mineralization is unknown but an intrusive at depth is postulated. The main structure is infilled with quartz veining, quartz veinlets and stockwork, banded quartz, vuggy quartz and black calcite. Breccias are found locally at areas of fault intersections. Adularia has been identified in a few hand-specimens. Iron oxides including limonite, jarosite, goethite and hematite are associated with mineralization. Results of induced polarization, resistivity and magnetometer surveys by Pacific Geophysical Ltd. in 2007 showed that the main mineralized zone is a resistivity high (silica) and induced polarization low (minor sulphides) which can be traced for approximately 1.2 kilometres along strike of the zone.

Interpretation from surface, open pit and underground mapping and drill hole intercepts has shown that there are eight major faults directly related to the Santa Elena main mineralized zone.

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Exploration

From 2006 to 2015, SilverCrest completed several extensive exploration programs at Santa Elena. The 2013-2014 exploration programs included surface mapping and channel sampling, underground mapping, underground channel sampling and core drilling. The Exploration Department at Santa Elena completed a more detailed geological map of the open pit, compiling all geological and structural information defining a revised surface exposure of main geological units and structural setting. An underground mapping and sampling program has been ongoing since 2013 at Santa Elena and includes the underground developed areas. The majority of the sampling and mapping has been done in exploration cross-cuts and in short delineation core drilling. As of December 31, 2015, approximately 7,088 samples have been taken on the 575, 600, 625, 650, 675 levels. These samples are used in geological modelling and visual validation of the interpolation results.

Mineralization

Mineralization occurs as a series of replacement veins, stockworks and hydrothermal breccias typical of other high level low-sulphidation epithermal deposits found in the Sierra Madre. These deposits form in predominantly felsic sub-aerial volcanic complexes in extensional and strike-slip structural regimes. Samples previously collected by various parties including SilverCrest show a geochemical signature of gold + silver + antimony + lead + zinc + barium +calcium +manganese which is consistent with a high calcium, high level, low-sulphidation system. The mineralization is the result of ascending structurally controlled low-sulphidation silica-rich fluids into a near-surface environment. Mineral deposition takes place as the fluids undergo cooling by fluid mixing, boiling and decompression. Brecciation of the mineralized zone appears to be due to explosive venting from an assumed intrusive at depth followed by deposition of the mineralization by ascending fluids.

The structure consists of multiple banded quartz veins and stockwork with associated adularia, fluorite, calcite and minor sulphides. Bonanza ore shoots (greater than 500 grams per tonne of silver and 30 grams per tonne of gold) appear to be locally present but require more definition to determine their full extent. Metal zonation appears to exist with higher grades and thicker mineralized widths near the epithermal boiling zone, one of which daylights in the open pit area. A trend of higher grades and thicker veining is apparent with a plunge of approximately 25 degrees to the east. Drill hole SE-12-74 intersected the vein at approximately 500 vertical metres depth with an average uncapped grade of 1.56 grams per tonne gold and 133 grams per tonne silver over seven metres (not calculated as true width) along this plunging trend from the open pit operation. Zonation also appears to correspond to northwest-trending cross-cutting structures that intersect the main zone and form high grade shoots. Vertical zonation shows gold content consistent with depth and silver content increasing. At the surface, the silver to gold ratio is 20:1. At 500 metres below surface, the ratio is approximately 100:1. Minor sulphides have been observed in a few locations within the mineralized zone. The andesite in the hanging-wall shows disseminated pyrite averaging 5%. Calcite is found in close proximity to pyrite and averages about the same. Some select locations in the hanging-wall show greater than 30% of finely disseminated pyrite spatially associated with greater than 30% disseminated and veinlet calcite. Hydrothermal breccias exist in the hanging-wall andesites proximal to the Main Zone with drill holes intercepting up to 200 metres of breccia with a pyrite/calcite matrix.

Alteration within the deposit is widespread and pervasive, with the most significant being silicification, kaolinization, and chloritization. Kaolin and alunite has formed primarily along structures and contacts, which are deeply weathered and oxidized. Limonite within the oxide zone consists of a brick-red colour after pyrite, brown goethite and local yellow jarosite. Manganese occurs locally as pyrolusite and minor psilomelane near the surface. Gangue minerals consist of quartz, calcite, adularia, chlorite and fluorite. Analyses shows calcium content of up to 15%.

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Drilling

SilverCrest completed four drill programs from early 2006 through 2011. In 2012-2013, SilverCrest targeted delineation of shallow, below-pit mineralization and deep mineralization, mostly trending to the east, with additional drilling and the first underground drilling program to take place at Santa Elena in fall 2013. Three drilling companies were contracted; Major Drilling de México based in Hermosillo, México, Guardian Drilling from Saskatchewan, Canada, and DrilCor based in Durango, México. All companies were involved in surface drilling programs, however, only DrilCor worked with the underground exploration drilling. This drilling focused on delineating and extending the areas along trend and down-dip of the main mineralized zone. Other drilling was located off strike to explore for near parallel mineralization. A total of 20 drill holes were collared using reverse circulation (“RC”) to expedite hanging wall drilling, then finished with diamond core from approximately 40-50 metres before the vein target depth through to the barren footwall. This practice was discontinued due to significant deviation in the pre-collared holes. A total of 21 diamond drill (“DD”) holes (1,590.7 metres) were drilled in the underground 2013 program. A total of 218 holes (72,965 metres including RC with DD tails) were drilled during the 2012-13 program, including holes drilled from within the pit and the 2013 underground program.

During 2014, SilverCrest targeted infill drilling in the underground area for the initial stopes. This drilling resulted in approximate spacing of about 25 metres in the initial stope area, which was previously around 50 metres, allowing SilverCrest to create a more defined model and giving a better idea of grade distribution. This drilling was completed by Major Drilling de México based in Hermosillo, México and DrilCor based in Durango. A series of additional deep drill holes to both the east and the west of the main mineralized zone were done to focus on the delineation and extension of the ore body to depth and also some drill holes targeting the extension of the El Cholugo and Tortuga vein were completed in 2014. To the date of the Santa Elena Report, down hole surveys were completed on the majority of the drill holes including all 2014 drill holes both at surface and underground drilling. For the 2014 drilling, surveys were taken at an interval of approximately 30 metres, an initial reading at 10 metres was first taken to ensure no deviation had occurred during set up for the drill rig.

During 2015, SilverCrest continued infill and delineation drilling in the underground area for 15 additional stopes. This drilling resulted in approximate spacing of about 25 metres in those stope areas. This drilling campaign included 66 drill-holes, for approximately 2,110 metres and these were carried out by Major Drilling de México based in Hermosillo, México.

Also in 2012, 10 trenches and subsequent bulk composite samples were excavated using an excavator to an average depth of five metres on the leach pad. Sampling was to test spent ore metallurgy for estimated recovery rates through the milling process.

Sampling and Analysis

The 2006 sampling by SilverCrest consisted of continuous surface channel sampling along exposed road cuts and outcrops. The underground verification channel sampling program consisted of semi-continuous horizontal sampling of identified Fronteer sample locations. The samples were collected over selected intervals, placed in plastic bags and periodically shipped to ALS-Chemex in Hermosillo México for preparation, with sample pulps shipped to and analysed by ALS-Chemex, North Vancouver, BC. The 2006, 2007 and 2008 core drilling procedure included the collection and labelling of the drill core. After logging and identifying the mineralized zone, core was selected for splitting and sampling. The 2008 RC drilling program consisted of collecting chips and cataloguing. The 2012 and 2013 drilling program included procedures for the collection and labelling of the drill core. A total of 15 drill holes were first drilled by RC methods and finished with diamond core tails with a further four drilled purely as RC of HQ size drill core (63.5 millimetres diameter). Although RC cuttings were not retained, a number of samples from the hanging wall were sampled.

The drill core was recovered and stored in vinyl boxes, each of which contains approximately 2.25 metres of core. Drill runs were identified in the field by drillers using markers in the core boxes at three metre intervals. These intervals were validated by SilverCrest geologists. Recovered drill core was boxed by the drillers on-site. The core boxes were collected and delivered twice daily to the on-site core logging facility where the core was logged and sampled by SilverCrest technical staff. Core is currently stored on-site for future viewing and reference. Core logging procedures included review of the core quality and recording of recovery, lithological, geotechnical and mineralogical data within standardized company logging forms. After characterizing the mineralization, SilverCrest geologists marked the start and end of each interval for sampling. The drill core sample lengths range from 0.11 to 36.7 metres (the latter was checked in supplied drill logs as being correct) and mode of approximately two metres. Not all drill holes were entirely sampled. The average sample length used in the 2013 resource is 1.74 metres.

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Sample intervals were recorded on the core box with sample tags. The intervals were marked on the drill core which was cut in half by a SilverCrest technician using a diamond saw blade. Half of the core was sealed in a sample bag with the corresponding sample tag. The other half of the core sample was returned to the core box for company record and future viewing. Sample numbers, intervals, and descriptions were recorded on the standardized drill logs. SilverCrest inserted certified reference materials (“CRMs”), blanks and duplicates samples at regular intervals into the sampling stream. In addition, internal laboratory quality assurance/quality control (“QA/QC”) procedures were followed.

The 2013-2014 drilling program included procedures for the collection and labelling of the drill core. The entire core was checked to make sure it was placed and oriented well. The core boxes were marked with the start and end of each box run. While doing this the geologists looked over the core to have a general idea of the geology and mineralization before starting their description. The core was photographed and logged in detail. The samples were measured based on the above sample requirements and included the percent recovery within the drill run. There were marker tags put in at the start of each sample. If there was a sample that had no sampling to be done after because of waste rock then a marker was put in to indicate the end of the sample for the core cutter. The core was then cut with an electrical diamond saw into halves. The uncut half of the core was carefully placed back into the correct location in the box. After cutting the interval, samples were placed in a bag marked with the sample number, hole name and project name. The sample identification tag was then placed in the bag and the bag was tied.

For standards, CRMs contain known metal concentrations (grade and variability). They are used to assess analytical accuracy and to detect biases by comparing the assay results against the expected grade of the standard. The Company created a reference standard from the source deposit processed in CDN Laboratory. Using those results, materials were measured out on a scale and put into envelopes containing 100 grams. Lab sheets were filled out and the samples were delivered to the lab. Rejects and pulps were picked up directly from the lab as soon as the assay was completed and were stored in the core storage in Santa Elena. Samples collected, that are to be used for resource or reserve evaluation, should contain a minimum of one kilogram of sampled material when appropriate. Exceptions may include narrow widths sampled in outcrop or core intervals where collecting a one-kilogram sample is impractical. However, in these cases the sample must be representative of the total material being assessed.

Four different sample types have been taken to date at the underground of the Santa Elena mine: (i) infill drill core samples, (ii) channel (chip) samples, (iii) muck samples and (vi) long-hole drilling samples:

Infill Drill Core Samples

Infill drill core samples consist of the 2015 underground infill and delineation drilling program, comprising of 66 drill holes of NQ drill core (47.5 millimetres diameter). Sampling protocols included procedures for the collection and labelling of the drill core. After the drill core was recovered, it was stored in vinyl boxes, each of which contains approximately 2.25 metres of core. Drill runs were identified in the field by drillers using markers in the core boxes at three-metre intervals. These intervals were validated by SilverCrest geologists. Recovered drill core was boxed by the drillers on-site. The core boxes were collected and delivered twice daily to the on-site core logging facility where the core was logged and sampled by SilverCrest technical staff. Core is currently stored on-site for future viewing and reference. Core logging procedures included review of the core quality and recording of recovery, lithological, geotechnical and mineralogical data within standardized company logging forms. After characterizing the mineralization, SilverCrest geologists marked the start and end of each interval for sampling. The drill core sample lengths range from 0.45 to 2.65 metres and mode of approximately 1.5 metres. The drill core is sampled in the entire mineralized zone. A total of 1,124 samples were collected.

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Sample intervals were recorded on the core box with sample tags. The intervals were marked on the drill core which was cut in half by a SilverCrest technician using a diamond saw blade. Half of the core was sealed in a sample bag with the corresponding sample tag. The other half of the core sample was returned to the core box for company record and future viewing. Sample numbers, intervals, and descriptions were recorded on the standardized drill logs. SilverCrest inserted CRMs, blanks and duplicates samples at regular intervals into the sampling stream. In addition, internal laboratory QA/QC procedures were followed.

The 2015 drilling program included procedures for the collection and labelling of the drill core. The entire core was checked to make sure it was placed and oriented well. The core boxes were marked with the start and end of each box run. While doing this the geologists looked over the core to have a general idea of the geology and mineralization before starting their description. The core was photographed and logged in detail. The samples were measured based on the above sample requirements and included the percent recovery within the drill run. There were marker tags put in at the start of each sample. If there was a sample that had no sampling to be done after because of waste rock then a marker was put in to indicate the end of the sample for the core cutter. The core was then cut with an electrical diamond saw into halves. The uncut half of the core was carefully placed back into the correct location in the box. After cutting the interval, samples were placed in a bag marked with the sample number, hole name and project name. The sample identification tag was then placed in the bag and the bag was tied.

For standards, CRMs contain known metal concentrations (grade and variability). They are used to assess analytical accuracy and to detect biases by comparing the assay results against the expected grade of the standard. SilverCrest created a reference standard from the source deposit processed in CDN Laboratory. Using those results, materials were measured out on a scale and put into envelopes containing 100 grams. Lab sheets were filled out and the samples were delivered to the lab. Rejects and pulps were picked up directly from the lab as soon as the assay was completed and were stored in the core storage in Santa Elena. Samples must be representative of the total material being assessed.

Channel Samples (Chip Samples)

Channel samples (chip samples) consist of:

•	Face Channel Samples, where: (a) every round of a new development face is sampled, for that purpose the geologists mark the channel to be taken to the geological assistants; (b) this mark is done around 1.5 metres from the floor elevation, from the foot-wall to the hanging-wall the channel is divided according to the lithology or features of the face, not taking samples greater than 1.5 metres; (c) the sampler takes the samples based on the marked provided by the geologist using a chisel and hammer; (d) to recover the sample the crew use a plastic canvas that is cleaned after every sample is collected; (e) the sample has an identification number that helps recognize the precedence and assay from the lab; and (f) on every face the geologist marks a composite line that is for QA/QC duplicates. A blank sample is introduced every face, usually after the highest grade are identified by the geologist.

•	Back Sample, where: (a) channels are marked by the geologist every 10 metres along the back to be sampled; (b) from the footwall to the hanging wall - the channel is divided according the lithology or features of the back, not taking samples greater than 1.5 metres; (c) the sampler arrives to the area and takes the samples based on the mark provided by the geologist - these samples are taken on the lifter (tele handler), using a chisel and hammer (d) to recover the sample the crew use a plastic canvas that is cleaned after every sample is collected - this is on the floor of the lifter; (e) the samples have an identification number that help recognize the procedure and assay from the lab.

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•	Exploration Crosscuts Sample, where: (a) this mark is done around 1.5 metres from the floor elevation, from the footwall to the hanging wall – the channel is divided according to the lithology or features of the face, not taking samples greater than 1.5 metres, marks are done in both walls of the cross-cut; (b) the sampler arrives to the face and takes the samples based on the mark provided by the geologist using a chisel and hammer; (c) to recover the sample the crew use a plastic canvas that is cleaned after every sample is collected; and (d) the samples has an identification number that help recognize the precedence and assay from the lab.

Muck Samples

The procedure followed in respect of the muck samples is to have all trucks that are sent from underground as ore (from stopes, slashes, development) dumped in the stock piles of the primary crusher and sampled. Every morning and afternoon the samplers arrive to site and wash the muck; from every muck pile, a 75 centimetre distance grid is marked and a sample is taken in all of the intersections of that grid. The sample has an identification number that help recognize the precedence and assay from the lab. QA/QC control consists of rejects resampled from the highest grade samples.

Long Hole Drilling Samples

The objective of the long hole drilling sample method is to sample all the holes that are going to be drilled in that shift. The geologist and the operations team communicate as to where drilling will be done and samples of the cuts of the drill hole are taken every two rods (approx. three metres); there are as many bags as the length of the hole, with each bag having the name of the hole that is being drilled. The bags are then analyzed by the geologist to choose one or two representative samples using a splitter. The samples have an identification number that help recognize the precedence and assay from the lab.

For the 2012-2013 sampling, two analytical laboratories were used for sample analyses: Nusantara de México S.A. de C.V (“Nusantara Lab”), an on-site grade control laboratory for Santa Elena operations; and ALS-Chemex. Nusantara Lab either prepared and analysed samples, or prepared and transported samples to ALS-Chemex in Chihuahua or Hermosillo for further preparation before being sent to ALS-Chemex in Vancouver for analyses. For the 2013-2014 sampling, three analytical laboratories were used for sample analyses: Nusantara Lab, ALS-Chemex and Inspectorate. Nusantara Lab either prepared and analysed samples, or prepared and transported samples to ALS-Chemex or Inspectorate in Hermosillo for further preparation before being sent to ALS-Chemex or Inspectorate in Vancouver for analyses.

For the leach pad material sampling, preparation and analyses for 2012 to 2013, all sampling was carried out by SilverCrest’s geologists and sampling protocols adopted the following procedures: (a) plastic bags were placed in a tray in the vertical outlet of the cyclone and into a container to avoid loss of material; (b) full interval was sampled and samples were taken at multiple orders according to the depth of the hole; for holes with a length of 10 and 20 metres, samples were taken every two metres; for holes with length of 15 metres, samples were collected every three metres, and only one five metre sample was collected for holes with five metre length; (c) all bags were labelled with the corresponding depth; and (d) the samples were delivered to the Nusantara Lab for splitting to pulverization and additional splitting to generate aliquot for analyses. All samples were handled by geologists at Santa Elena site. Samples were sent to the Nusantara Lab for analyses. Analytical method for gold included Fire Assay finishing in AA as well as gravimetric analyses for comparison purposes and for silver an Aqua Regia digestion finishing in AA. Blanks and CRM were inserted by exploration personnel prior to the sampling preparation at the Nusantara lab to carry out a QA/QC protocol in the preparation and analyses of the samples collected by the drilling program on the pad. The results did not indicate deviations from the blanks and CRMs assay values.

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For the 2015 infill and delineation sampling, Nusantara Lab, the on-site grade control laboratory for Santa Elena operations was used.

Data Verification and Security of Samples

Historical data prior to the 2006 SilverCrest drilling campaign is not included in the current geological database.

During April 2006, Scott Wilson Roscoe Postle Associates (“SWRPA”) collected select samples for verification, including an underground continuous channel sample and quarter splits of drill core and sent to ALS - Chemex in Hermosillo with a regular shipment of core samples. Overall, the grade comparisons are considered to be within acceptable ranges.

In May 2006, SilverCrest collected 15 underground channel samples to verify the sampling results of Fronteer samples. Although there was variation in the data, SWRPA considered it acceptable at this stage of property development to use the Fronteer data in the resource estimate. Gravimetric silver grades were consistently higher compared to both the Fronteer and the SilverCrest silver fire with AA finish results. The result lends support to the higher values. The fire assay with AA results was used in the resource estimate as they were more similar to the Fronteer results which were also used.

In addition to the underground sampling by SilverCrest, SilverCrest completed silver geochemical analyses on 289 surface samples for fire assay AA finish and fire assay gravimetric analyses. Results show an overall 20.3% increase in silver grade using silver gravimetric assays. AA silver results were used in the resource estimation and are considered conservative for grade estimation. For QA/QC, duplicate analyses on 16 of 298 samples were completed at ACME Laboratories in Vancouver on ALS-Chemex pulps from core sampling and preparation. Although the ACME results have a higher detection limit, the limited results on the duplicate pulps show consistent correlation of grades between laboratories. During the 2008 drilling, approximately every 20th sample was duplicated in a different laboratory for QA/QC purposes. The comparison for 2008 drill sample results show average gold and silver results to be similar and within acceptable limits for QA/QC. The authors of the Santa Elena Report are of the opinion that the data meet accepted industry standards and are suitable for use in estimating resources.

EBA Engineering Consulting (“Tetra Tech EBA”), visited the Santa Elena mine between May 10-11, 2012 and October 13-14, 2012 (during the 2012–2013 drilling campaign). At this time, rock exposure in the open pit and exploration underground decline were inspected, sample collection and logging procedures were reviewed, verification samples were collected and recommendations for sampling quality control measures were made.

Insertion of CRMs at regular intervals was completed by SilverCrest staff during the 2013-2014 Santa Elena drill program. SilverCrest inserted 114 blank samples in a random fashion and near to expected high grade samples during the 2013-2014 drilling program, each blank was labelled “Blank” or “Blanco” in the drill hole data base.

First Majestic’s internal qualified person has reviewed the data verification methods at Santa Elena and believes that the methods meet an industry standard of practice and are sufficient to support estimation of Mineral Resources and Mineral Reserves.

Mineral Processing and Metallurgical Testing

There has been varied metallurgical test work done on the Santa Elena mine over the last thirty years. More recently, metallurgical test work was carried out by Inspectorate Mining and Metals (“Inspectorate”) in their Richmond, BC facility on samples from Santa Elena. Inspectorate also generated slurry samples for testing at Pocock Industrial in Salt Lake City for thickening and filtration characterization. Additional test work was carried out in Sonora at the University of Sonora.

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As detailed in the Santa Elena Report, extensive metallurgical test work including ongoing operations data show that all declared Mineral Reserves are amenable to conventional leaching by standard CCD milling with a Merrill-Crowe recovery system for doré bar production.

Metallurgical Operational Results up to December 31, 2015

The Santa Elena heap leach operation was completed in mid-2014 with the transition to the new CCD/Merrill-Crowe (“CCD/MC”) processing facility. As of December 31, 2015, 2.3 million tonnes of leach pad material remain and has been fully or partial leached with overall recovery rates of 60% gold and 30% silver. The leach pad material ore is currently being reprocessed through the new processing facility. No crushing is required for this ore with direct feed to a reclaim stockpile area where it is mixed with crushed underground or open pit ore. The new 3,000 tpd conventional CCD/MC processing facility was commissioned between May to August 2014 and commercial production was declared on August 1, 2014.

For 2015, a total of 1.069 million tonnes of ore with average grades of 1.55 grams per tonne gold and 97 grams per tonne silver were processed through the new facility. The overall blend (mix) of pad ore, and underground and open pit ore was approximately 55/45. The open pit was depleted on April 2015 having produced only 60,000 tonnes during 2015. A total of 48,500 ounces of gold and 2.5 million ounces of silver were produced at the new facility in 2015. During 2015, optimization and efficiencies were implemented to improve recovery rates. Work was focused on; 1) ball mill grind size to achieve P80, 80% passing 100 microns, 2) addition of oxygen, 3) addition of lead nitrate.

Updated Mineral Resource and Mineral Reserve Estimates

The update to the Mineral Reserves and Mineral Resources (underground and leach pad) for the Santa Elena mine is shown in the table below. Only Indicated Mineral Resources were used to define Mineral Reserves in the updated mine plan.

To summarize, as of December 31, 2015, total Probable Mineral Reserves are 5.51 million tonnes grading 76.3 grams per tonne silver and 1.19 grams per tonne gold, containing 13.5 million ounces of silver and 210,000 ounces of gold. Updated Indicated Mineral Resources (inclusive of Probable Mineral Reserves) are estimated at 5.27 million tonnes grading 1.33 grams per tonne gold and 85 grams per tonne silver, containing 14.3 million ounces of silver and 226,000 ounces of gold. Updated Inferred Mineral Resources are estimated at 0.29 million tonnes grading 92 grams per tonne silver and 1.41 grams per tonne gold, containing 840,000 ounces of silver and 13,000 ounces of gold.

The following tables set forth the updated estimated Mineral Reserves and Mineral Resources for the Santa Elena Silver / Gold Mine sourced from the internal estimates prepared by First Majestic under supervision of its internal QPs as of December 31, 2015:

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TABLE 18

SANTA ELENA MINERAL RESOURCES ESTIMATES WITH AN EFFECTIVE DATE OF DECEMBER 31, 2015

(update prepared under the supervision of Jesus M. Velador Beltran, MMSA, QP Geology for First Majestic)

Measured and Indicated Mineral Resources

Mine	Category	Mineral Type	k tonnes	Ag (g/t)	Au (g/t)	Ag-Eq (g/t)	Ag (k Oz)	Ag-Eq (k Oz)

SANTA ELENA	Indicated (UG)	Sulphides	2,969	125	1.86	247	11,887	23,545
	Indicated (PAD)	Oxides Spent Ore	2,299	33	0.65	76	2,462	5,613
	Total Indicated	Oxides + Sulphides	5,268	85	1.33	172	14,349	29,159

Inferred Mineral Resources

Mine	Category	Mineral Type	k tonnes	Ag (g/t)	Au (g/t)	Ag-Eq (g/t)	Ag (k Oz)	Ag-Eq (k Oz)

SANTA ELENA	Inferred (UG)	Sulphides	286	92	1.41	184	841	1,691

(1) Mineral Resources have been classified in accordance with the CIM Definition Standards on Mineral Resources and Mineral Reserves.

(2) Cut-off grade considered for UG ore was 140 g/t Ag-Eq and is based on actual and budgeted operating and sustaining costs.

(3) Cut-off grade considered for Spent ore was 70 g/t Ag-Eq and is based on actual and budgeted operating and sustaining costs.

(4) Metallurgical recovery used was 85.5% for silver and 92.5% for gold.

(5) Metal payable used was 99.85% for silver and gold.

(6) Metal prices considered were $18.50 /oz Ag, $1,300 /oz Au, the effect of the Sandstorm Stream is also considered.

(7) Silver equivalent grade is estimated as: Ag-Eq = Ag Grade + (Au Grade x Au Recovery x Au Payable x Au Price) / (Ag Recovery x Ag Payable x Ag Price).

(8) Tonnage is expressed in thousands of tonnes, metal content is expressed in thousands of ounces.

(9) Totals may not add up due to rounding.

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TABLE 19

SANTA ELENA MINERAL RESERVES ESTIMATES WITH AN EFFECTIVE DATE OF DECEMBER 31, 2015

(update prepared under the supervision of Ramon Mendoza Reyes, PEng, QP Mining for First Majestic)

Mine	Category	Mineral Type	k tonnes	Ag (g/t)	Au (g/t)	Ag-Eq (g/t)	Ag (k Oz)	Ag-Eq (k Oz)

SANTA ELENA	Probable (UG)	Sulphides	3,210	107	1.57	208	11,059	21,499
	Probable (PAD)	Oxides Spent Ore	2,299	33	0.65	75	2,462	5,556
	Total Probable	Oxides + Sulphides	5,509	76	1.19	153	13,521	27,054

(1) Mineral Reserves have been classified in accordance with the CIM Definition Standards on Mineral Resources and Mineral Reserves.

(2) Cut-off grade considered for UG ore was 145 g/t Ag-Eq and is based on actual and budgeted operating and sustaining costs.

(3) Cut-off grade considered for Spent ore was 70 g/t Ag-Eq and is based on actual and budgeted operating and sustaining costs.

(4) Metallurgical recovery used was 85.5% for silver and 92.5% for gold.

(5) Metal payable used was 99.85% for silver and gold.

(6) Metal prices considered were $17.50 /oz Ag, $1,200 /oz Au, the effect of the Sandstorm Stream is also considered.

(7) Silver equivalent grade is estimated as:

Ag-Eq = Ag Grade + (Au Grade x Au Recovery x Au Payable x Au Price) / (Ag Recovery x Ag Payable x Ag Price).

(8) Dilution for underground mining includes consideration for internal dilution for designed stopes, and an additional 8% dilution due to material handling. Mining loss is estimated at 6%.

(9) Tonnage is expressed in thousands of tonnes, metal content is expressed in thousands of ounces.

(10) Totals may not add up due to rounding.

With the update to Mineral Reserves, the Santa Elena LOM is scheduled to continue for six years at nominal milling rate of 2,750 tpd with reduced throughput in the last year upon depletion of leach pad reserves. The mine schedule is based on mining long-hole stopes early in the mine life at lower costs with small reserve being mined using cut and fill stopes towards the end of the mine schedule.

Mining Operations, Exploration, Development and Production

Initially, the Santa Elena open pit heap leach mine was constructed in late 2009 and 2010 and was operational from 2010 to 2015. During 2013 and 2014, the open pit heap leach was transitioned into an underground, milling and CCD/Merrill-Crowe 3,000 tonne per day processing facility. As of December 31, 2015, the underground mine is fully operational and producing steadily. The Santa Elena ore body varies in dip and thickness along strike and at depth. As a result, two well established underground mining methods have been selected for ore extraction, as follows:

Table 20

Selected underground mining methods

Orebody Geometry	Mining Method
Dip > 55 degrees, Thickness > 5 metres	Longitudinal Long hole Stoping (including Avoca)
Dip < 55 Degrees, > 5 metres	Mechanized Cut and Fill

In general, conventional mechanized mining methods have been selected. As of December 31, 2015, First Majestic has undertaken ore development, production drilling, blasting and loading operating its own equipment, and is using a contractor for the waste rock and ore haulage to surface. A contractor is retained to carry out the main ramp development. Approximately 89% of stoping will be by long hole method and 11% by cut and fill methods. Most long hole stopes are produced early in the mine schedule. Average stope width is 10 metres.

Mining of the heap leach spent ore (“pad ore”) is completed by loader and conveyor to transport material to the plant until 2021.

As of December 2015, the main ramp had been developed to approximately the 520 metre elevation with development drifts on the 700, 675, 650, 625, 600, and 575 metre levels (elevations above sea level). Underground stope production during 2015 consisted of long hole stoping of Stope #1 to Stope #14 which are located between the 575 to 655 metre levels and preparation of stopes #15 to #30. Mineral reserves from the open pit were depleted in April 2015.

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First Majestic’s mining schedule estimates the tonnages to be mined from the underground and the existing pad ore to feed the process plant at a nominal rate of 2,750 tpd. The schedule is based on optimizing higher grade long hole stopes first, with more costly cut and fill mining in the main vein left for later in the mine life. An underground mining schedule has been developed for the stopes in the reserve model and for development required to access the stopes throughout the life of mine. A 55%/45% mix (underground to pad ore) is assumed for the LOM.

Processing and Recovery Operations

The ore from underground reserves is currently processed by conventional milling and cyanide leaching technology. In addition, partially leached material from the existing heap leach operations is blended with underground ore at a variable rate and reprocessed through the same plant. Santa Elena ore (Underground and Ore Pad) contains an estimated grade of 1.19 grams per tonne gold and 76.3 grams per tonne silver and after crushing and grinding has historically been leached in cyanide to yield approximately 92.5% gold recovery and 85.5% silver recovery. Because of the relatively high level of silver in the ore (and hence solutions) there are advantages and benefits to using traditional CCD and Merrill-Crowe for metal recovery rather than carbon-in-leach/carbon-in-pulp (“CIL/CIP”) process. The partially leached pad ore yielded recoveries of approximately 60% gold and 30% silver when crushed to 10 millimeters and processed on the heap leach (partial leach cycle to Q2 2014). On re-leaching after grinding in the new plant, the balance of the metals are recovered to the level expected from fresh ore from underground, at a rate of 92.5% for gold and 85.5% for silver. The process plant has been designed to treat a nominal 3,000 tpd of ore, a mixture of freshly mined material and partially leached heap leach residue, but First Majestic has found that after increasing the retaining time in the ball mill in order to achieve a finer particle, the metallurgical recovery of silver has increased significantly, therefore the reduced nominal plant feed of 2,750 tpd. The plant has been designed to treat any proportion of these two types of feed.

Infrastructure, Permitting and Compliance Activities

As of December 31, 2014, all transition projects have been fully constructed, commissioned and commercial production announced. Much of the same infrastructure facilities utilized for the open pit mine continue to be used for the new operations, including, but not limited to, access roads, waste dumps, explosive magazines, office buildings, fuel storage facilities, power generation, primary crushing equipment, heap leach pads and solution collection ponds.

Environmental studies were conducted on the open pit excavation that occurred at the Santa Elena mine. An independent Closure and Mine Reclamation Plan was created for the Santa Elena project in March 2010, and updated in January 2014, by Global Resource Engineering Ltd. This initial plan incorporated study results from baseline environmental impact, water quality and geotechnical stability studies for the original open pit, processing and waste dump. The updated plan in 2014 incorporates plans for earthworks in regards to topsoil placement on impacted grounds, earthworks for erosion control, demolition and removal of old buildings. Consideration for mine closure, remediation and ongoing monitoring and stewardship activities are included within the economic model for the Santa Elena mine. First Majestic updated these estimates internally for the year-end 2015.

Capital Costs

As of December 31, 2015, First Majestic estimated total sustaining capital costs for the remaining LOM of $32.5 million, including development, delineation and infill drilling, plant and infrastructure sustaining capital, and closure.

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Table 21

Capital Cost Estimates

Sustaining Capital Cost, Including Exploration Drilling Expense

Mill Sustaining Capital	$3,641
Underground waste development expenses	$18,916
Underground equipment and infrastructure	$6,455
Underground and surface drilling	$3,441
TOTAL CAPITAL COSTS:	$32,453

Note: All numbers in thousands of US dollars, rounded to the nearest thousand.

Operating Costs

Operating costs for Santa Elena have been estimated for the underground mining, processing costs and general and administrative costs. First Majestic currently estimates the LOM plan operating costs at an average of $40.00 per tonne of ore processed based on current and projected costs. The life-of-mine plan assumed an approximate 55% underground ore to 45% pad ore blend.

Table 22

Operating Costs estimates

Mining Method	Underground Long Hole Average	Underground Cut & Fill Average	Leach Pad Reprocess
Process Method	CCD Mill	CCD Mill	CCD Mill
Mining Cost/tonne (1)	$20.75	$25.00	$0.00 (2)
Processing Cost/tonne (3)	$24.30	$24.30	$24.30
General & Administration/tonne (4)	$4.57	$4.57	$4.57

Notes:

(1) Long hole stopes are 89% of designed stopes by volume and cut & fill stopes are 11% of designed stopes by reserve volume. Excludes ore development costs. Includes adjustment for exchange ratio impact in the mining costs.

(2) Mining cost of spent ore on leach pad is covered under processing costs.

(3) Processing includes crushing, milling, site refining and dry stack tailings disposal.

(4) Estimated based on current operations and may vary on an annual basis.

Plomosas Silver Project

The Plomosas Silver Project is located approximately 94 kilometres southeast of Mazatlan in southeast Sinaloa State, México and is adjacent to the town of Rosario. Access to the Plomosas Silver Project is by driving approximately 220 kilometres of toll road from Durango city to the Rosarios town, then driving south another 15 kilometres of paved road to get to the intersection of the Chilitos village. Another 16 kilometres of paved road are driven east to get to the Matatán village and finally 30 kilometres of dirt road are driven to get to the La Rastra village followed by four more kilometres to get to the Perleros camp site at the Plomosas Silver Project.

The Plomosas mining district is historically known as a significant area for silver, gold, lead and zinc production. The two key areas of interest within the property boundaries are the historic operations of the Rosario and San Juan mines. Extensive facilities and infrastructure are in place on the property, including a fully functional mining camp facility, a 20-year surface rights agreement in good standing, a 30-year water use permit, tailings dam, 60-kilometre 33 KV power line, 120-man camp, infirmary, offices, shops and warehouses, and an assay lab. As well, extensive underground development at the Rosario and San Juan mines allow rubber tire access to mineralized zones. These existing developments are expected to allow First Majestic to accelerate development at a significant cost savings when and if it determines to proceed with the project.

Plomosas is 100% owned by First Majestic’s Mexican subsidiary Minera La Rastra S.A. de C.V. and was acquired in July 2012 as a result of the acquisition of Silvermex. The mining claims consist of 13 mining concessions covering 6,986 hectares.

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The Company is utilizing the mining camp infrastructure to maintain the old structures under care and maintenance. Future plans include the continued exploration at depth and along strike of the existing known structure. The Company will also collect material for advanced metallurgical testing and, if justified, develop a comprehensive mine plan for the potential extraction of the resource.

A 2001 report by Grupo México states that the Rosario Mine has estimated historic proven and probable reserves and inferred resources of 895.5 thousand tonnes grading 192 g/t Ag, 3.4 % Zn, 2.1 % Pb, and 0.8 g/t Au. According to this report, the reported reserves and resources were estimated by the time Grupo México was closing operations at Rosario in 2000. The 2001 report contains longitudinal sections with grades and tonnages but it does not have details about the method or assumptions used for the estimates. The mine has extensive development and has been partially refurbished by the previous operator in preparation for an 800 tpd operation and has also been dewatered and undergone partial rehabilitation. The historic reserves are located in a number of mineral zones, which include the Veta Plomosas, Plomositas, Lead/Zinc stock work and silver stock work. Extensive data collection, underground mapping, control surveys, resource modeling and preliminary exploration programs have been completed by the prior operator. An extensive underground channel sampling program has been completed at Rosario, which yielded positive results with numerous high grade intersections of gold, silver, lead and zinc. The stock work zones may have potential for tonnage expansion along the strike and dip of the Rosario fault structure.

The San Juan mine is located near the old Plomosas mill site. Extensive data collection, underground mapping, control surveys and exploration programs have been completed at San Juan by previous operators. The San Juan development consists of a main adit approximately 5 metres in width, 5 metres in height and 250 metres long, a crosscut extending easterly for 150 metres, plus a ramp with a further 150 metres development. The mineralized structure averages 3 metres in width and has been traced down dip for approximately 150-200 metres. A decline has been drilled into the San Juan zone and has been tested over a vertical distance of 40 metres with the zone still open to depth.

The Company’s Qualified Persons have been coordinating the work for the verification of the information supporting the historical estimates at Plomosas. The historical estimates at Plomosas do not conform to NI 43-101 for reporting purposes; as such, the Company is not treating these historical estimates as current Mineral Reserves or Mineral Resources. Since the historical estimates do not have demonstrated current economic viability, these estimates should not be relied upon until the verification process and due diligence in progress by the Company's Qualified Person is completed. In order to verify or upgrade the historical estimates, the Company will need to complete a diamond drilling program at the Rosario and San Juan mines. The drilling program will be designed to confirm the historical estimates reported by Grupo México and will allow the Company to plan a second exploration program focused on locating extensions of the known mineralization. Other work required to verify the historical estimates as current includes, but it is not limited to: re-survey of underground workings, re-survey of available exploration drill-hole monuments, review of drilling, sampling and assays databases, and the re-assessment of the estimates following CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines and CIM Definition Standards on Mineral Resources and Mineral Reserves.

La Luz Silver Project

The La Luz property is located approximately 25 kilometres west of the town of Matehuala in the San Luis Potosí state of México which lies about 259 kilometres to the south of the industrial city of Saltillo and about 170 kilometres north of the city of San Luis Potosí. Access to Matehuala from the major cities is via the north-south Highway 57 which connects México City to the United States.

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Real de Catorce is an old mining district with an estimated historic production, between 1773 and 1990, of 230 million ounces of recovered silver. The majority of production (150 million ounces) occurred from 1773 to 1776 with the remainder occurring after 1851. A former operator estimated that the average grade of all production over the life of the mines was about 1,350 g/t silver (Grace, 1997).

The property was acquired by First Majestic in November 2009 as a result of the purchase of all the issued and outstanding shares of Normabec Mining Resources Ltd. The property consists of 22 mining concessions covering 6,327 hectares.

As disclosed in the Real de Catorce Property Technical Report dated July 25, 2008 (“2008 La Luz Technical Report”) and the Real de Catorce Property Technical Report dated July 30, 2007 (“2007 La Luz Technical Report”), La Luz property is estimated to contain an aggregate of 28.8 million ounces of measured and indicated underground resources (silver only), and an aggregate of 4.1 million ounces of measured resources in tailings (silver only). The Company’s Qualified Persons have been coordinating the work for the verification of the information supporting the 2008 mineral resource estimates at La Luz and updating the main economic parameters. In the interim the Company has decided to treat the La Luz mineral resource estimates as historical. The 2008 estimates at La Luz require additional work to conform to current NI 43-101 requirements for reporting purposes and as such, the Company is not treating these historical estimates as current Mineral Reserves or Mineral Resources. Since the historical estimates do not have demonstrated current economic viability, these estimates should not be relied upon until the verification process and due diligence in progress by the Company's Qualified Person is completed. In order to verify or upgrade the historical estimates, the Company will need to complete a twin diamond drilling program at the Veta Madre and Restauradora veins. The drilling program will be designed to confirm the historical estimates reported by Normabec in 2008 and will allow the Company to plan a second exploration program focused on locating extensions of the known mineralization. Other work required to verify the historical estimates as current includes, but it is not limited to: re-survey of underground workings, re-survey of available exploration drill-hole monuments, review of drilling, sampling and assays databases, and the re-assessment of the estimates following CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines and CIM Definition Standards on Mineral Resources and Mineral Reserves.

The Company’s plans for exploring and developing the La Luz resources are on hold pending the settlement of constitutional legal matters between the Company and the federal government and the local Huichol indigenous people who have requested that the area of the mining concessions be turned into a “biosphere reserve” which has prevented the Company from moving forward with its permits and its development plans.

La Joya Silver Project

The La Joya property is approximately 75 kilometres southeast of the state capital city of Durango, state of Durango, México near the intersection of 23 degrees 52' north latitude, and 103 degrees 55' west longitude or 609,700 east and 2,640,100 north (UTM WGS 84, zone 13Q). The property elevation ranges from 2,000 to 2,600 metres above sea level. The community of La Joya has a population of approximately 1,000 people and is located nine kilometres southwest of the La Joya property.

The property was acquired by First Majestic in October 2015 as a result of the purchase of all the issued and outstanding shares of SilverCrest. The property consists of 15 concessions with a total nominal area of 10,655.6 hectares. The La Joya concessions are contiguous within the area and are registered with the México Mines Registry.

The La Joya property can be accessed year round by road, commencing by a paved highway going southeast from city of Durango to the city of Vicente Guerrero, a distance of approximately 80 kilometres, then north along a paved secondary road to the community of La Joya, a distance of approximately 10 kilometres, and then by a network of farming and agricultural access dirt roads that span approximately 10 kilometres east of the community of La Joya. La Joya property is located 20 kilometres northeast of the Company’s La Parrilla Silver Mine.

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The La Joya deposits are carbonate hosted copper skarn deposits with associated silver and gold mineralization. Calc-silicate skarn mineralization is found on the property as andradite garnet, pyroxene, actinolite and wollastonite and is distributed amongst three styles of mineralization recognized to exist on the property. Silver-copper-gold (Ag-Cu-Au) mineralization is concentrated within stratiform manto-style skarn controlled along sub-horizontal bedding (Manto style mineralization). Silver-copper-gold, lead-zinc and tungsten (Ag-Cu-Au, Pb-Zn, and W) mineralization is concentrated within structurally controlled stockwork and veining related skarn (Structure style mineralization). Finally, tungsten (W) mineralization is found within late stage retrograde skarn development along the intrusive contact (Contact Skarn style mineralization). Sulphide mineralization generally transitions from chalcopyrite-dominant in proximal skarn to bornite-dominant in distal skarn.

As disclosed in the Preliminary Economic Assessment for the La Joya Property Technical Report dated October 21, 2013 (“2013 La Joya Technical Report”) prepared by EBA Engineering Consultants Ltd., (“EBA”, now Tetra Tech EBA Inc.) and Tetra Tech WEI Inc. (“Tetra Tech, now Tetra Tech Inc.”), when considering a cutoff grade of 60 grams per tonne of silver equivalent, La Joya property is estimated to contain an aggregate of 92.9 million ounces of inferred resources (silver equivalent) contained in 27.9 million tons of mineralized material which could be extracted by open pit mining methods. Mineral Resources are based on mineralization with potentially recoverable metals: silver, gold and copper.

The Company’s plans for exploring and developing the La Joya resources are currently on hold due to present market and overall economic conditions. The Company’s future plans for the property are to continue the exploration program, when warranted, to confirm the continuity and advance the conversion of Inferred Mineral Resources into Indicated and/or Measured Mineral Resources.

Product Marketing and Sales

Silver is sold by the Company using a small number of international metal brokers who buy from the Company and act as intermediaries between the Company, the LBM or end consumers. The physical silver doré bars usually containing greater than 90% silver with some gold and other impurities are delivered to one of three refineries where doré bars are refined to commercially marketable 99.9% pure silver bars. The production of concentrates in powder form containing silver, lead, zinc and gold are delivered to brokers in Manzanillo, México where they are mixed with other producers’ concentrates and shipped abroad to smelters where they are smelted to separate the base metal by-products of lead and/or zinc from the silver and gold content for delivery to the global buyers of silver, gold, lead or zinc. The metal refineries and smelters charge the Company for their refining and smelting services, and turn out refined products of silver, gold, lead and zinc. Refining of doré bars is a fraction of the cost of smelting concentrates for silver as measured on a per silver ounce basis.

The Company delivers its production via a combination of private aircrafts, armoured cars and ships to a number of refineries and smelters who then, once they have refined or smelted the silver to commercial grade, transfer the silver and by-products to the physical market for the consumption of the silver and the by-products. The Company transfers risk of ownership at the time it delivers its concentrates to the smelters, and in turn receives immediate assignment of provisional contained metals to its brokerage accounts. With doré, transfer of risk of ownership in some cases is at the time of shipping and in other cases, it is at the time of delivery to the refinery. As concentrates can vary in grade and quality from shipment to shipment, there is a final settlement process to settle any variances based on the outturn of the smelted metals, usually 45 to 60 days after physical transfer of the concentrates. Likewise, but to a lesser extent, doré is turned out usually within 25 to 30 calendar days and any final variances in assays is settled at that time through the refiner assigning any liquidation differences to the metal brokers. The Company normally receives 95% of the value of its sales of doré on delivery to the refinery, and 85% to 95% of the value of concentrates on delivery to the smelter, with final settlements upon outturn of the smelted or refined metals, less processing costs.

As the Company has a number of metal brokers and refineries and smelters with which it does business, the Company is not economically dependent on any one of its brokers or smelters.

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First Majestic’s senior management in Vancouver and Europe negotiate sales contracts. Contracts with smelting and refining companies, as well as metals brokers and traders are tendered and re-negotiated as required. The Company sells its silver (gold) doré through three international brokerage organizations. Additionally, silver concentrates and related base metal by-products are sold primarily through two international organizations, with an alternate available to prevent any dependency on the existing smelter of silver, lead and zinc concentrates.

First Majestic continually reviews its cost structures and relationships with smelting and refining companies and metal traders in order to maintain the most competitive pricing possible while not remaining completely dependent on any single smelter, refiner or trader.

In addition to these commercial sales, First Majestic also markets a small portion of its silver production in the form of coins and silver bullion products to retail purchasers directly over its corporate e-commerce web site. Less than 1% of the Company’s production was sold in retail transactions during 2015. Products sold included half ounce and one ounce rounds, five ounce ingots, 10 ounce ingots, one kilogram bars, 50 ounce poured bars and an 18 ounce custom coin set.

Social and Environmental Policies

The Company has undertaken a substantive assessment process at each of its operations, with the aim of developing a Social Management Plan to mitigate social risk and align its policies and practices to international standards for Corporate Social Responsibility (“CSR”) in the mining sector. From the beginning, CSR has been at the foundation of the Company’s core values and the Company is committed to growing in a sustainable manner that supports the well-being of local communities.

The Company’s ongoing goal is to make meaningful contributions to social and economic development in communities in and around its operation sites, implement appropriate strategies for managing its operational impacts and foster long term relationships within these communities through effective stakeholder engagement. The Company engages the local workforce, strives to provide new opportunities and continually looks for ways to better the lives of its employees and their families.

Beyond the economic benefits of the Company’s mining operations, the Company assists local populations in many other key areas in proximity to its mines. The Company strives to maintain the health of local communities by collaborating with healthcare services and supporting local doctors, paramedics and ambulance services.

The Company has been recognized for five consecutive years with the prestigious Socially Responsible Business Distinction Award by Centro Mexicano para la Filantropia (Mexican Center for Philanthropy). This honour from within the Mexican community recognizes excellence in CSR management, corporate ethics, quality of work life, community involvement and environmental responsibility. The award affirms First Majestic’s position as a leader in CSR, and was achieved through demonstrating transparency, environmental stewardship and sustainability within its operations and projects in México.

The Company’s operations are subject to environmental regulation promulgated by government agencies from time to time. Environmental regulation provides for restrictions on, and the prohibition of, spills, release and emission of various substances related to mining industry operations which could result in environmental pollution. The Company also has an Environmental Management System (the “Environmental Management System”) intended to mitigate the Company’s environmental impact.

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The Company has implemented an environmental policy and the general objectives of the policy are:

•	To meet all applicable Mexican legal requirements, particularly those expressed in the Ley General del Equilibrio Ecológico Protección al Ambiente y sus Reglamentos (Environmental Balance and Environmental Protection General Laws and Rules), through its subsidiaries;
•	To reduce the level of risk in each of the areas of work;
•	To maintain the highest standards of social welfare for its workers;
•	To mitigate levels of negative environmental impact and if possible to have a positive impact in the environment of the mining unit;
•	To monitor the optimal operation of anti-pollution equipment;
•	To protect the installations and the assets of the Company;
•	To coordinate and disseminate an environmental management system;
•	To participate in training and continuing education programs; and
•	To monitor and restrict workers and equipment from areas of high risk.

Responsibility for each activity of the environmental programs is assigned to a person responsible for the monitoring, although the head of the environmental department is directly responsible to ensure compliance with plans and programs for the proper functioning of Environmental Management System.

The Company fully complies with all applicable environmental regulations. On February 25, 2009, the Mexican Environmental Authority PROFEPA (Procuraduría Federal de Protección al Ambiente) awarded a Clean Industry Certificate to one of the Company's wholly-owned subsidiaries, First Majestic Plata, S.A. de C.V., regarding its activities at the La Parrilla Silver Mine. On July 3, 2012, PROFEPA awarded the Clean Industry Certificate to the Company’s wholly-owned subsidiary, Minera El Pilon S.A. de C.V., regarding its environmental activities at the San Martín Silver Mine.

Taxation

The taxation of corporations in México is often complex and is assessed via overlapping layers of taxation on a number of different tax bases, with credits or offsets permitted in certain cases between various tax liabilities. In late 2013, the Mexican government approved major reforms to the Mexican system of taxation, followed by additional reforms enacted in late 2015. The explanation below is not intended to be a detailed and conclusive description of all of the many forms of Mexican corporate taxes, but is a current summary of the most relevant and material forms of corporate taxes impacting mining companies operating in México during fiscal 2015 and expected to apply on a prospective basis.

Taxes in México are levied in the normal course of business and are levied in the form of: (i) Corporate Income Taxes (referred to as ISR), (ii) Special Mining Duty (also referred to as Mining Royalty), (iii) Value Added Taxes (referred to as IVA), (iv) Profit sharing taxes (referred to as PTU), (v) Mining Rights Taxes, and (vi) Municipal or Property Taxes. All of these taxes (except for Municipal Taxes) are administered at the federal level by Servicio de Administration Tributaria (SAT) often referred to as “Hacienda”.

Corporations resident in México are taxed on their worldwide income. The applicable tax rates and related tax bases applicable to fiscal 2015 are as follows:

(i)	Corporate Income taxes (ISR) – 30% on a corporation’s taxable income in 2015. Normal business expenses may be deducted in computing a corporation’s taxable income, including inflationary accounting for certain concepts of revenue and expenses;

(ii)	Special Mining Duty - 7.5% on a royalty base which is computed as taxable revenues for income tax purposes (except interest and inflationary adjustment), less allowable deductions for income tax purposes (except interest, inflationary adjustment, depreciation and mining fees), less prospecting and exploration expenses of the year. The royalty is deductible for corporate income tax purposes, therefore after taxes the net impact is 70% of 7.5% or 5.25% after tax;

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(iii)	Environmental Duty - 0.5% on revenues from the sale of precious metals (gold, silver, platinum). The duty is deductible for corporate income tax purposes;

(iv)	Value Added Taxes (IVA) – 16% payable monthly on taxable receipts from the sales of goods and services in México and zero % on exports, creditable against the IVA paid on deductible services, expenses and imports;

(v)	Profit sharing Taxes (PTU) – 10% on a corporation’s taxable income and payable to the workers in the corporation, creditable against corporate taxes payable,

(vi)	Mining Rights Taxes – a nominal rate charged on a per hectare basis on a corporation’s mining rights; and

(vii)	Municipal Taxes – Zacatecas State (Chalchihuites Municipality) levies a 1.5% tax on the value of constructed facilities.

Dividends received by a Mexican resident from another Mexican resident are exempt from corporate taxes. Mexican entities have no preferred treatment for capital gains and in some cases capital losses are restricted. A ten year loss carry forward period exists, subject to inflation adjustment. The Organization for Economic Co-operation and Development rules apply to transfer pricing matters crossing country borders. Thin capitalization rules are based on a 3:1 debt to equity limitation for foreign companies investing in Mexican mining companies.

There is a 10% withholding tax on dividends distributed to resident individuals or foreign residents (including foreign corporations). Per the México-Canada tax treaty this dividend withholding tax rate may be reduced to 5%.

In the past, México allowed corporations at their option to consolidate tax filings, effectively enabling the profits of taxable entities to be offset by tax losses in other companies within the consolidated group. Effective January 1, 2008, management of the Company executed a corporate restructuring for tax purposes, enabling it (on a limited basis) to consolidate tax losses of certain of its subsidiaries against the taxable incomes of other subsidiaries (the “Consolidation”). Coincident with the tax consolidation, México introduced an alternative minimum tax or flat tax known as the IETU, effective January 1, 2008 to attempt to limit certain companies from avoiding taxes on their cash earnings in México. In December 2009, México introduced tax consolidation reform rules (the “Tax Reform”), which effective January 2010, would require companies to begin the recapture of the benefits of tax consolidation within five years of receiving the benefit, and phased in over a five year period. First Majestic’s first tax deferral benefit from the Consolidation was realized in 2008, and as such, the benefit of the Consolidation was expected to be recaptured from 2014 to 2021. The Tax Reform also abolished the existing consolidation regime effective as of January 1, 2014 and requires consolidated groups to deconsolidate. Existing groups that began consolidating after 2007 are now required to pay income taxes deferred by virtue of tax consolidation in annual installments based on a mechanism established in specified transition rules.

The tax deconsolidation results in the availability of entity level loss carry-forwards that were previously used to shelter taxable income of other group companies.

In late 2015, the Mexican government approved another tax reform, effective January 1, 2016 whereby among other things companies with unamortized loss carry-forwards from the period of consolidation can elect to claim a credit against the remaining taxes to be repaid as a result of deconsolidation at a rate of 15% of losses utilized (i.e. 0.15 per dollar/MXP of loss. The Company is reviewing the application of the legislation.

In addition to its Mexican operations, the Company has offices in Europe which are actively involved in investments and the sales and marketing activities regarding the global market for its metal production.

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DIVIDENDS

The Company has not paid any dividends since incorporation and it has no plans to pay dividends for the foreseeable future. The directors of the Company will determine if and when dividends should be declared and paid in the future based on the Company’s financial position at the relevant time. All of the common shares of the Company are entitled to an equal share of any dividends declared and paid.

CAPITAL STRUCTURE

The Company’s authorized capital consists of an unlimited number of common shares without par value. A total of 155,588,238 common shares of the Company were issued and outstanding as at the date of this AIF.

Each common share of the Company ranks equally with all other common shares of the Company with respect to dissolution, liquidation or winding-up of the Company and payment of dividends. The holders of common shares of the Company are entitled to one vote for each share of record on all matters to be voted on by such holders and are entitled to receive pro rata such dividends as may be declared by the board of directors of the Company out of funds legally available therefore and to receive, pro rata, the remaining property of the Company on dissolution. The holders of common shares of the Company have no redemption, retraction, purchase, pre-emptive or conversion rights. The rights attaching to the common shares of the Company can only be modified by the affirmative vote of at least two-thirds of the votes cast at a meeting of shareholders called for that purpose.

MARKET FOR SECURITIES

Trading Price and Volume

The common shares of the Company are listed and posted for trading on the Toronto Stock Exchange under the trading symbol “FR”. The following table sets forth the high and low trading prices and trading volume of the common shares of the Company as reported by the Toronto Stock Exchange for the periods indicated:

Period	High (C$)	Low (C$)	Volume
December 2015	5.05	4.27	11,479,258
November 2015	4.52	3.66	11,489,892
October 2015	5.51	4.06	20,743,802
September 2015	4.70	3.54	11,496,371
August 2015	5.39	3.76	10,902,201
July 2015	6.25	3.92	10,244,383
June 2015	6.635	5.82	4,944,979
May 2015	6.62	5.51	7,158,577
April 2015	7.21	5.80	10,249,231
March 2015	7.81	5.96	8,904,105
February 2015	8.14	6.62	7,640,763
January 2015	8.55	5.55	16,504,926

The common shares of the Company are also listed and posted for trading on the New York Stock Exchange under the trading symbol “AG”, on the BMV under the trading symbol “AG” and quoted on the Frankfurt Stock Exchange under the symbol “FMV”.

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DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

The following table sets out the names of the current directors and officers of the Company, their respective provinces or states and countries of residence, positions with the Company, principal occupations within the five preceding years, periods during which each director has served as a director and the number of each class of securities of the Company and percentage of such class beneficially owned, directly or indirectly, or subject to control or direction by that person.

The term of each of the current directors of the Company will expire at the Company’s next Annual General Meeting unless his office is earlier vacated in accordance with the Articles of the Company or he becomes disqualified to act as a director. The Company is not required to have an executive committee but it has an Audit Committee, a Compensation and Nominating Committee, and a Corporate Governance Committee as indicated below.

Name, Position and City, Province and Country of Residence	Principal Occupation or Employment for Past 5 Years (1)	Period as a Director of the Company	No. and Class of Securities(1)	Percentage of Class (2)

KEITH NEUMEYER CEO, President and Director Zug, Switzerland	President of the Company from November 3, 2001 to present; Director of the Company since December 5, 1998. Director and Chairman of First Mining Finance Corp. from March 31, 2015 to present.	December 5, 1998 to present.	Common 3,322,000 Stock Options 1,090,000	2.0%

RAMON DAVILA, Ing. Director Durango, México	Chief Operating Officer of the Company from December 14, 2004 to June 2014; Chairman of Minas La Colorado S.A. de C.V. from January 1994 to present; Chairman of Minera Lince S.A. de C.V. from September 2003 to present; Chairman of Minera Real Victoria S.A. de C.V. from October 2003 to present; Member of the Board of Immobiliaria Aurum S.A. de C.V. from June 2005 to present. Director of First Mining Finance Corp. from March 31, 2015 to present.	April 15, 2004 to present.	Common 320,000 Stock Options 575,027	Less than 1.0%

ROBERT A. McCALLUM, B.Sc., P.Eng (3) (4) (5) Director North Vancouver, British Columbia, Canada	Professional consulting engineer and President of Robert A. McCallum Inc. from 1999 to present; Director of Shore Gold Inc. from October 28, 2005 to February 2012. Chairman of the Company from September 7, 2006 to December 31, 2011.	December 15, 2005 to present.	Common 67,000 Stock Options 174,954	Less than 1.0%

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Name, Position and City, Province and Country of Residence	Principal Occupation or Employment for Past 5 Years (1)	Period as a Director of the Company	No. and Class of Securities(1)	Percentage of Class (2)
DOUGLAS PENROSE, B.Comm., CPA, CA (3) (5) Chairman and Director Summerland, British Columbia, Canada	Retired. Vice President, Finance and Corporate Services of British Columbia Lottery Corporation from 2000 to April 2008.	September 7, 2006 to present.	Common 60,000 Stock options 174,954	Less than 1.0%

TONY PEZZOTTI (3) (4) Director Burnaby, British Columbia, Canada	Retired. Director of Pan Terra Industries Inc. from July 2007 to October 2011.	November 30, 2001 to present.	Common 564,956 Stock options 174,954	Less than 1.0%

DAVID SHAW, Ph.D. (4) (5) Director Vancouver, British Columbia, Canada	President of Duckmanton Partners Ltd. from June 12, 2000 to present; President and Director of Albion Petroleum Ltd. from October 2006 to March 2015. Director of Pan Pacific Aggregates plc from October 2008 to December 2011. Director of Talison Lithium Inc. from September 2010 to March 2013. Director of Great Quest Metals Ltd. from December 2010 to present. Director of Global Strategic Metals NL from November 2013 to July 2014. Director of Medallion Resources from June 2014 to present. Director of First Mining Finance Corp. from March 2015 to present.	January 12, 2005 to present.	Common 80,000 Stock options 174,954	Less than 1.0%

SALVADOR GARCIA Chief Operating Officer México City, México México	Chief Operating Officer of the Company from July 2014 to present, VP of Operations of the Company from January 2013 to June 2014. VP of Goldcorp México from February 2007 to September 2012.	N/A	Common 20,000 Stock options 625,000	Less than 1.0%

RAYMOND L. POLMAN, CA Chief Financial Officer Vancouver, British Columbia, Canada	Chief Financial Officer of the Company from February 2007 to present. Director of First Mining Finance Corp. from March 2015 to present.	N/A	Common 145,200 Stock options 620,000	Less than 1.0%

CONNIE LILLICO Corporate Secretary Coquitlam, British Columbia, Canada	Corporate Secretary of the Company from August 2007 to present. Corporate Secretary of First Mining Finance Corp. from March 2015 to present.	N/A	Common 111,500 Stock options 570,000	Less than 1.0%

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Name, Position and City, Province and Country of Residence	Principal Occupation or Employment for Past 5 Years (1)	Period as a Director of the Company	No. and Class of Securities(1)	Percentage of Class (2)
MARTIN PALACIOS Chief Transformation Officer West Vancouver, British Columbia, Canada	Chief Transformation Officer of the Company from April 2015 to present, Chief Information Officer of the Company from January 2012 to April 2015, Director of Global Applications and Director of IT México of Goldcorp from July 2008 to December 2011.	N/A	Common Nil Stock Options 695,000	0.0%

(1)	The information as to principal occupation and shares beneficially owned has been furnished by the respective individuals.
(2)	Based upon the 155,588,238 common shares of the Company issued and outstanding as of the date of this AIF.
(3)	Member of the Audit Committee.
(4)	Member of the Compensation and Nominating Committee.
(5)	Member of the Corporate Governance Committee.

The aggregate number of common shares of the Company which the directors and senior officers of the Company beneficially own, directly or indirectly, or over which control or direction is exercised, is 4,690,656 common shares of the Company or approximately 3.0% of the common shares of the Company issued and outstanding as of the date of this AIF.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Company, no director or executive officer of the Company nor a shareholder holding a sufficient number of common shares of the Company to materially affect the control of the Company, nor a personal holding company of any of them,

(a)	is, at the date of this AIF or has been within the 10 years before the date of this AIF, a director or executive officer of any company (including the Company), that while that person was acting in that capacity,

(i)	was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(ii)	was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities registration, for a period of more than 30 consecutive days; or

(iii)	within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold its assets; or

(b)	has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or comprise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

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To the knowledge of the Company, no director or executive officer of the Company, nor a shareholder holding a sufficient number of common shares of the Company to affect materially the control of the Company, nor a personal holding company of any of them, has been subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

Certain directors of the Company are also directors or officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting mineral properties. Such associations may give rise to conflicts of interest from time to time. The directors of the Company are required by law and by the Company’s policies to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest, which they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict is required to disclose his interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

AUDIT COMMITTEE INFORMATION

Pursuant to the provisions of National Instrument 52-110 Audit Committees (“NI 52-110”) the Company is required to provide the following disclosure with respect to its Audit Committee.

Audit Committee Mandate

The text of the Audit Committee’s Charter is attached as Appendix “A” to this AIF.

Composition of the Audit Committee

Members of the Audit Committee are Douglas Penrose, Tony Pezzotti and Robert McCallum. All three members are independent within the meaning of applicable securities laws and all three members are considered financially literate.

Relevant Education and Experience

Douglas Penrose received his Bachelor of Commerce degree from the University of Toronto. He has been a member of the Institute of Chartered Accountants of Ontario from 1974 to 2008 and the Institute of Chartered Accountants of British Columbia since 1978. He brings over 20 years of experience in leadership positions in corporate finance, including the position of Chief Financial Officer and was most recently the Vice President of Finance and Corporate Services at the British Columbia Lottery Corporation.

Tony Pezzotti, currently retired, is a seasoned board member who has served on several public company boards, including OSI Geospatial Inc., First Quantum Minerals Ltd., and Kensington Resources Ltd. He also served as a member of the Audit Committees of those companies and was General Manager and co-owner of a privately held steel fabrication company.

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Robert McCallum graduated in 1959 from the University of Witwatersrand, South Africa with a Bachelor of Science (Mining) followed in 1971 by completing the Program for Management Development at Harvard Graduate School of Business, Boston, Massachusetts. He was most recently President and CEO of Kensington Resources Ltd. prior to its merger with Shore Gold Inc. in 2005.

Reliance on Certain Exemptions

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on:

a)	the exemption in section 2.4 (De Minimis Non-Audit Services) of NI 52-110;
b)	the exemption in section 3.2 (Initial Public Offerings) of NI 52-110;
c)	the exemption in section 3.4 (Events Outside the Control of the Member) of NI 52-110;
d)	the exemption in section 3.5 (Death, Disability or Resignation of Audit Committee Member) of NI 52-110; or
e)	an exemption from NI 52-110 in whole or in part, granted under Part 8 of NI 52-110.

Audit Committee Oversight

For the year ended December 31, 2015, the Company’s Board of Directors adopted all recommendations by the Audit Committee with respect to the nomination and compensation of the external auditor.

Pre-Approval Policy and Procedures

The Audit Committee has adopted specific policies for the engagement of non-audit services to be provided to the Company by the external auditor which require the auditor to submit to the Audit Committee a proposal for services to be provided and cost estimates for approval.

External Auditor Service Fees

The following table sets out the fees billed to the Company by Deloitte LLP, Independent Registered Public Accounting Firm, and its affiliates for professional services in each of the years ended December 31, 2015 and December 31, 2014, respectively.

Category	Year ended December 31, 2015	Year ended December 31, 2014
Audit Fees	C$869,000	C$815,000
Audit Related Fees	C$59,000	C$157,000
Tax Fees	C$36,000	C$40,000
All Other Fees	Nil	Nil

The audit fees relate to the audit of the consolidated financial statements of the Company, statutory audits for certain of the Company’s subsidiaries, and review of the interim consolidated financial statements for the year. The audit related fees in 2014 and 2015 relate to the listing on the BMV and other regulatory related filings. For 2015, the audit related fees also included the acquisition of SilverCrest and the BMO Offering. The tax fees relate to tax compliance services.

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LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal Proceedings

Davila Santos Litigation

Pursuant to a share purchase agreement (the “FSR Purchase Agreement”) dated April 3, 2006, the Company acquired a controlling interest in First Silver Reserve (“FSR”) for an aggregate purchase price of C$53.4 million. The purchase price was payable to Hector Davila Santos (“Davila Santos”) in three instalments. The first and second instalments totaling C$40.0 million were paid in accordance with the FSR Purchase Agreement. The final 25% instalment of C$13.3 million was not paid to Davila Santos as a result of a dispute between the Company and Davila Santos and his private company involving a mine in México (“the Bolaños Mine”) as set out further below.

In November 2007, the Company and FSR commenced an action against Davila Santos (the “Action”). The Company and FSR alleged, among other things that, while holding the positions of director, President and Chief Executive Officer of FSR, Davila Santos through his private company, acquired control of the Bolaños Mine in breach of his fiduciary duties to FSR.

In April 2013, the Company received a positive judgment from the Supreme Court of British Columbia (the “Court”), which awarded the sum of C$96.3 million in favour of First Majestic. The Company received the sum of C$14.85 million (representing monies previously held in trust by Davila Santos’ lawyer) on June 27, 2013 in partial payment of the April 24, 2013 judgment, leaving an unpaid amount of approximately C$81.45 million. Subsequently, the Court granted orders restricting any transfer or encumbrance of the Bolaños Mine by the defendant and limiting mining at the Bolaños Mine. The orders also require that the defendant preserve net cash flow from the Bolaños Mine in a holding account and periodically provide to the Company certain information regarding the Bolaños Mine and the holding account and periodically provide to the Company certain information regarding the Bolaños Mine.

As of December 2014, Davila Santos has exhausted all possible appeals of the Court’s judgement. The Company is now seeking to enforce the British Columbia judgments in México and elsewhere. There can be no guarantee of collection on the remaining C$81.45 million of the judgment amount and it is likely that it will be necessary to take additional action in México and/or elsewhere to recover the balance. Therefore, the Company has not accrued in its financial statements any additional amounts related to the remaining unpaid judgment in favour of the Company.

Regulatory Actions

No penalties or sanctions were imposed against the Company by a court relating to securities legislation or by a securities regulatory authority during the year ended December 31, 2015.

No penalties or sanctions were imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision.

The Company did not enter into any settlement agreements before a court relating to securities legislation or with a securities regulatory authority during the year ended December 31, 2015.

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INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, executive officer or persons or companies who beneficially own, control or direct, directly or indirectly, more than 10 percent of any class of outstanding voting securities of the Company, nor any associate or affiliate of the foregoing persons, has or has had any material interest, direct or indirect, in any transactions with the Company within the three most recently completed financial years or during the current financial year, that has materially affected or is reasonably expected to have a material effect on the Company.

TRANSFER AGENT AND REGISTRAR

The Company’s transfer agent and registrar is Computershare Trust Company of Canada (“Computershare”). Computershare’s register of transfers for the common shares of the Company is located at 510 Burrard Street, Second Floor, Vancouver, British Columbia, Canada, V6C 3B9.

MATERIAL CONTRACTS

The Company is not at present party to any material contracts, other than material contracts entered into in the ordinary course of business and upon which the Company’s business is not substantially dependent.

INTERESTS OF EXPERTS

Deloitte LLP is the independent registered public accounting firm of the Company and is independent within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of British Columbia.

Richard Addison, P.E. and Leonel Lopez, C.P.G. of Runge Pincock Minarco prepared Technical Reports on the Company’s mining properties. To management’s knowledge, Mr. Addison and Mr. Lopez do not have any registered or beneficial interests, direct or indirect, in any securities or other property of the Company (or of any of its associates or affiliates).

Maria E. Vazquez Jaimes, P.Geo., Jesus M. Velador Beltran, MMSA QP, Ramon Mendoza Reyes P.Eng. and Gregory Kenneth Kulla, P.Geo., prepared the Technical Report on the Company’s La Guitarra Silver Mine. Mr. Ramon Mendoza Reyes also supervised the preparation of certain technical information set forth herein relating to the Company's mineral properties. Ms. Vazquez Jaimes is the Geological Database Manager of the Company, Mr. Velador Beltran is the Director of Exploration of the Company and Mr. Mendoza Reyes is the Vice President of Technical Services of the Company. Each of Ms. Vazquez Jaimes, Mr. Velador Beltran and Mr. Mendoza Reyes holds stock options of the Company which represent less than 1% of the outstanding shares of the Company. To management’s knowledge, Mr. Kulla, P.Geo of Amec Foster Wheeler does not have any registered or beneficial interests, direct or indirect, in any securities or other property of the Company (or of any of its associates or affiliates).

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com.

Additional information including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, and securities authorized for issuance under the Company’s equity compensation plan, as applicable, is contained in the Company’s information circular for its most recent annual general meeting.

Additional financial information is provided in the Company’s audited financial statements and the Management’s Discussion and Analysis of the Company for the year ended December 31, 2015, a copy of which may be requested from First Majestic’s head office, or may be viewed on the Company’s website (www.firstmajestic.com) or on SEDAR (www.sedar.com).

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APPENDIX “A”

TO THE ANNUAL INFORMATION FORM OF

AUDIT COMMITTEE CHARTER

INTRODUCTION

The purpose of the Audit Committee (the “Committee”) is to assist the board of directors (the “Board”) of the Company in its oversight responsibilities for:

•	the quality and integrity of the Company’s financial statements;

•	the Company’s compliance with legal and regulatory requirements;

•	the qualifications, independence and performance of the Company’s external auditor;

•	the Company’s systems of disclosure controls and procedures, internal controls over financial reporting, and compliance with ethical standards adopted by the Company.

Consistent with this function, the Committee should encourage continuous improvement of, and should foster adherence to, the Company’s policies, procedures, and practices at all levels. The Committee should also provide for open communication among the Company’s external auditor, financial and senior management, and the Board.

AUTHORITY

The Committee has the authority to conduct investigations into any matters within its scope of responsibility and obtain advice and assistance from outside legal, accounting, or other advisers, as necessary, to perform its duties and responsibilities.

In carrying out its duties and responsibilities, the Committee shall also have the authority to meet with and seek any information it requires from employees, officers, directors, or external parties.

The Company will provide appropriate funding, as determined by the Committee, for compensation to the Company’s external auditor, to any advisers that the Committee chooses to engage, and for payment of ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

COMPOSITION

1.	The Audit Committee must be composed of a minimum of three members. Every member of the Audit Committee must be a director of the Company.

2.	All members of the Committee must, to the satisfaction of the Board, be independent and financially literate in accordance with applicable corporate and securities laws, regulations and stock exchange rules and have such other qualifications as determined by the Board from time to time.

3.	No Committee member may serve on the audit committees of more than two other reporting issuers.

RESPONSIBILITIES

To fulfill its responsibilities and duties, the Committee will:

Financial Reporting

4.	Meet with management and, where appropriate, the Company’s external auditor to review:

(i)	the annual audited financial statements, with the report of the Company’s external auditors, Management’s Discussion and Analysis for such period and the impact of unusual items and changes in accounting policies and estimates;

(ii)	interim unaudited financial statements, Management’s Discussion and Analysis for such period and the impact of unusual items and changes in accounting policies and estimates;

(iii)	financial information in earnings press releases, including the type and presentation of information, paying particular attention to any pro forma or adjusted non-IFRS information;

(iv)	financial information in annual information forms, and annual reports;

(v)	prospectuses;

(vi)	the report that the United States Securities and Exchange Commission requires be included in the Company’s annual proxy statement; and

(vii)	financial information in other public reports and public filings requiring approval by the Board.

5.	Discuss with management financial information and earnings guidance provided to analysts and ratings agencies. Such discussions may be in general terms (i.e., discussion of the types of information to be disclosed and the type of presentations to be made).

External auditor

6.	Recommend for appointment by shareholders, compensate, retain, and oversee the work performed by the Company’s external auditor retained for the purpose of preparing or issuing an audit report or related work.

7.	Review the performance and independence of the Company’s external auditor, including obtaining written confirmation from the Company’s external auditor that it is objective and independent within the meaning of applicable securities legislation and the applicable governing body of the institute to which the external auditor belongs, and remove the Company’s external auditor if circumstances warrant.

8.	Actively engage in dialogue with the Company’s external auditor with respect to any disclosed relationships or services that may affect the independence and objectivity of the auditor and take appropriate actions to oversee the independence of the Company’s external auditor.

9.	Review and preapprove (which may be pursuant to preapproval policies and procedures) all services (audit and non-audit) to be provided by the Company’s external auditor. The authority to grant preapprovals may be delegated to one or more designated members of the Committee, whose decisions will be presented to the full Committee at its next regularly scheduled meeting.

10.	Consider whether the auditor’s provision of permissible non-audit services is compatible with the auditor’s independence.

11.	Review with the Company’s external auditor any problems or difficulties and management’s responses thereto.

12.	Oversee the resolution of disagreements between management and the Company’s external auditor if any such disagreement arises.

13.	Hold timely discussions with the Company’s external auditor regarding the following:

a)	All critical accounting policies and practices;

b)	All alternative treatments of financial information within IFRS related to material items that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the Company’s external auditor; and

c)	Other material written communications between the Company’s external auditor and management, including, but not limited to, the management letter and schedule of unadjusted differences.

14.	At least annually, obtain and review a report by the Company’s external auditor describing:

a)	The Company’s external auditor’s internal quality-control procedures;

b)	Any material issues raised by the most recent internal quality-control review or peer review, or by any inquiry or investigation by governmental or professional authorities within the preceding five years with respect to independent audits carried out by the Company’s external auditor, and any steps taken to deal with such issues; and

c)	All relationships between the Company’s external auditor and the Company.

This report should be used to evaluate the Company’s external auditor’s qualifications, performance, and independence. Further, the committee will review the experience and qualifications of the lead audit partner each year and consider whether all partner rotation requirements, as promulgated by applicable rules and regulations, have been complied with. The committee will also consider whether there should be rotation of the Company’s external auditor itself. The Committee should present its conclusions to the full board.

15.	Set policies, consistent with governing laws and regulations, for hiring former personnel of the Company’s external auditor.

Financial Reporting Processes, Accounting Policies and Internal Control Structure

16.	In consultation with the Company’s external auditor, review the integrity of the Company’s financial reporting processes.

17.	Periodically review the adequacy and effectiveness of the Company’s disclosure controls and procedures and the Company’s internal control over financial reporting, including any significant deficiencies and significant changes in internal controls.

18.	Understand the scope of the Company’s external auditors’ review of internal control over financial reporting and obtain reports on significant findings and recommendations, together with management responses.

19.	Receive and review any disclosure from the Company’s Chief Executive Officer and Chief Financial Officer made in connection with the certification of the Company’s quarterly and annual financial statements, regarding:

a)	significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize, and report financial data; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls.

20.	Review major issues regarding accounting principles and financial statement presentations, including any significant changes in the Company’s selection or application of accounting principles; major issues as to the adequacy of the Company’s internal controls; and any special audit steps adopted in light of material control deficiencies.

21.	Review analyses prepared by management and the Company’s external auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative accounting methods on the financial statements.

22.	Review the effect of regulatory and accounting initiatives, as well as off-balance-sheet structures, on the financial statements of the Company.

23.	Review and report to the Board with respect to all related-party transactions, unless a special committee has been established by the Board to consider a particular matter.

24.	Establish and oversee procedures for the receipt, retention, and treatment of complaints regarding accounting, internal accounting controls, or auditing matters, including procedures for confidential, anonymous submissions by Company employees regarding questionable accounting or auditing matters.

Ethical Compliance, Legal Compliance and Risk Management

25.	Oversee, review, and periodically update the Company’s Code of Ethical Conduct and the Company’s system to monitor compliance with and enforce this code.

26.	Review, with the Company’s counsel, legal compliance and legal matters that could have a significant impact on the Company’s financial statements.

27.	Discuss policies with respect to risk assessment and risk management, including appropriate guidelines and policies to govern the process, as well as the Company’s major financial risk exposures and the steps management has undertaken to control them.

28.	Consider the risk of management’s ability to override the Company’s internal controls.

29.	Review with the Company’s external auditors, and if necessary, legal counsel, any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Company and the manner in which these matters are being disclosed in the financial statements.

30.	Review adequacy of security of information, information systems and recovery plans.

31.	Review the Company’s insurance, including directors’ and officers’ coverage, and provide recommendations to the Board.

Other Responsibilities

32.	Report regularly to the Board regarding the execution of the Committee’s duties and responsibilities, activities, any issues encountered and related recommendations.

33.	Discuss, with the Company’s external auditor the extent to which changes or improvements in financial or accounting practices have been implemented.

34.	Conduct an annual performance assessment relative to the Committee’s purpose, duties, and responsibilities outlined herein.

EFFECTIVE DATE

This Charter was approved and adopted by the Board on March 10, 2014 (the “Effective Date”) and is and shall be effective and in full force and effect in accordance with its terms and conditions from and after such date.

GOVERNING LAW

This Charter shall be interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable in that province.

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